  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1996

                                                     REGISTRATION NO. 333-10223

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ----------------
                          MATRIX CAPITAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        COLORADO                            6162                 84-1233716
(STATE OR OTHER JURISDICTION OF     (PRIMARY INDUSTRIAL       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)  CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

   1380 LAWRENCE STREET, SUITE 1410                   GUY A. GIBSON
        DENVER, COLORADO 80204                          PRESIDENT
            (303) 595-9898                     MATRIX CAPITAL CORPORATION
   (ADDRESS, INCLUDING ZIP CODE, AND        1380 LAWRENCE STREET, SUITE 1410
TELEPHONE NUMBER, INCLUDING AREA CODE,           DENVER, COLORADO 80204
  OF REGISTRANT'S PRINCIPAL EXECUTIVE                (303) 595-9898
    OFFICES AND PRINCIPAL PLACE OF         (NAME, ADDRESS, INCLUDING ZIP CODE,
               BUSINESS)                  AND TELEPHONE NUMBER, INCLUDING AREA
                                               CODE, OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
       RONALD J. FRAPPIER, ESQ.                   GORDON M. BAVA, P.C.
  JENKENS & GILCHRIST, A PROFESSIONAL        MANATT, PHELPS & PHILLIPS, LLP
              CORPORATION                      11355 W. OLYMPIC BOULEVARD
     1445 ROSS AVENUE, SUITE 3200             LOS ANGELES, CALIFORNIA 90064
          DALLAS, TEXAS 75202

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                               ----------------
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)      FEE(3)
- ----------------------------------------------------------------------------------
Common Stock, $.0001 par
 value.................   2,012,500 shares     $11.00     $22,137,500    $7,635

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 262,500 shares that may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(3) The registration fee is comprised of $6,544 previously paid by the Registrant in connection with the initial filing of this Registration Statement with respect to 1,725,000 shares with a proposed maximum offering price of $11.00 and $1,091 paid in connection with the filing of this amendment with respect to 287,500 shares also with a proposed maximum offering price of $11.00.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THIS PRELIMINARY PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT + +TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS + +TO BUY BE ACCEPTED, PRIOR TO THE TIME THE PROSPECTUS IS DELIVERED IN FINAL + +FORM. UNDER NO CIRCUMSTANCES SHALL THIS PRELIMINARY PROSPECTUS CONSTITUTE AN + +OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY +
+SALE OF THESE SECURITIES, IN ANY JURISDICTION IN WHICH SUCH OFFER,            +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to completion, dated September 30, 1996

Prospectus
dated      , 1996

                             1,750,000 Shares

                                     [LOGO]

                                  Common Stock

All of the shares of common stock, par value $.0001 per share (the "Common Stock"), of Matrix Capital Corporation, a Colorado corporation (the "Company"), offered hereby are being issued and sold by the Company.

Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MTXC."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNT (1) COMPANY (2)
- --------------------------------------------------------------------------------
Per Share...................................  $           $            $
- --------------------------------------------------------------------------------
Total (3)................................... $           $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $450,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 262,500 additional shares of Common Stock solely to cover over-allotments, if any, at the Price to Public, less Underwriting Discount. If the Underwriters exercise this option in full, the total Price
    to Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

The shares of Common Stock are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that certificates representing such shares of Common Stock will be made available for delivery at the offices of Piper Jaffray Inc. in Minneapolis,
Minnesota on or about    , 1996.

Piper Jaffray inc.

                         Keefe, Bruyette & Woods, Inc.

                                           Peacock, Hislop, Staley & Given, Inc.

              MATRIX CAPITAL CORPORATION COMBINES THE SPECIALIZED FINANCIAL SERVICES EXPERTISE OF ITS OPERATING SUBSIDIARIES TO CREATE REVENUE ENHANCING OPPORTUNITIES WITHIN THE MORTGAGE SERVICING, MORTGAGE SERVICING BROKERAGE, MORTGAGE BANKING, BANKING AND REAL ESTATE MANAGEMENT INDUSTRIES.

     [LOGO OF                                                 [LOGO OF
UNITED FINANCIAL]                                         MATRIX FINANCIAL]

                         [LOGO OF MATRIX CAPITAL
                               CORPORATION]

  [LOGO OF                                                    [LOGO OF
MATRIX BANK]                                                    USS]

      [LINES GO FROM MATRIX CAPITAL CORPORATION LOGO TO EACH LOGO OF THE
                              SUBSIDIARIES]

                               ----------------

  THE COMPANY INTENDS TO FURNISH ITS SHAREHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS AND A REPORT THEREON BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the 3.75-for-one split of the Common Stock effected as a dividend that was declared and paid on September 19, 1996. Unless the context requires otherwise, all references herein to the "Company" refer to Matrix Capital Corporation ("Matrix Capital") and its subsidiaries (the "Subsidiaries") and predecessors collectively.

                                  THE COMPANY

  OVERVIEW. Matrix Capital Corporation is a specialized financial services company that, through its Subsidiaries, focuses on mortgage merchant banking by purchasing and selling residential mortgage loans and residential mortgage servicing rights; offering brokerage, consulting and analytical services to other financial services companies and financial institutions; servicing residential mortgage portfolios for investors; originating residential mortgages; and providing real estate management and disposition services. The Company believes that its structure of combining a mortgage banking firm, a mortgage servicing brokerage and consulting firm, a federally chartered banking institution and a real estate management and disposition firm is unique to the financial services industry. This unique structure creates revenue enhancing relationships among the Subsidiaries.

  The Company is a broker of mortgage servicing rights serving a nationwide client base and in 1995 brokered the sale of mortgage loan servicing portfolios totaling $32.6 billion in outstanding principal balances. As a result of this volume of brokerage activity, the Company has access to a wide array of information relating to the mortgage banking industry, including emerging market trends, prevailing market prices, pending regulatory changes and changes in levels of supply and demand. Consequently, the Company is able to identify certain types of mortgage servicing portfolios that are well suited to its particular servicing platform and unique corporate structure. The Company, for example, has focused its mortgage servicing acquisition strategy on seasoned loans having lower principal and higher custodial escrow balances than newly originated mortgage loans. Mortgage servicing rights on these types of loans are generally not attractive to many market participants. However, the Company believes that given the prevailing pricing for such mortgage servicing rights and the Company's ability to hold the non-interest bearing custodial escrow accounts at its federal bank subsidiary, it has been able to achieve attractive returns on investment in such mortgage servicing rights.

  Consolidated net income for the year ended December 31, 1995, and for the six months ended June 30, 1996, was $3.6 million and $1.2 million, respectively, resulting in an annualized return on average equity of 51.4% and 25.2%, respectively. As of June 30, 1996, the Company had consolidated assets of $204.2 million and shareholders' equity of $10.6 million.

  HISTORY OF THE COMPANY. Although Matrix Capital was formed in 1993, the history of the Company traces back to the formation of United Financial, Inc. ("United Financial") in 1989. United Financial was formed by two of the Company's principal shareholders to broker mortgage loan servicing rights and became an approved mortgage loan servicing broker for the Resolution Trust Corporation (the "RTC"). In 1990, one of the founders of United Financial divested himself of his interest in United Financial to form Matrix Financial Services Corporation ("Matrix Financial"), which was established through the acquisition of an existing mortgage banking company. Matrix Financial initially focused on the acquisition of mortgage loan servicing portfolios from the RTC and the Federal Deposit Insurance Corporation (the "FDIC") as part of their disposition of insolvent thrifts and banks during the early 1990s. In June 1993, Matrix Capital was formed when the founding shareholders of United Financial and Matrix Financial exchanged all of the outstanding capital stock of those two entities for shares of Matrix Capital. The Company acquired Matrix Capital Bank ("Matrix Bank"), a federal savings bank, in late 1993 in order to capture the benefit of the custodial escrow account balances relating to the Company's mortgage servicing portfolio and to engage in the purchase and sale of bulk residential mortgage loan portfolios. In order to add a source of additional non-interest revenue, the Company formed United Special Services, Inc. ("USS") in June 1995 to provide real estate management and disposition services to the Company and other mortgage companies and financial institutions.

  THE SUBSIDIARIES. The Company's core business operations are conducted through its four principal operating Subsidiaries:

  United Financial. United Financial provides brokerage and consulting services to financial institutions and financial services companies in the mortgage banking industry. These services include the brokering and analysis of residential mortgage loan servicing rights, corporate and mortgage loan servicing portfolio valuations (which includes the complex valuation and analysis required under the recently-adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights ("FAS 122")), and, to a lesser extent, consultation and brokerage services in connection with mergers and acquisitions of mortgage banking entities. United Financial provides brokerage services to several of the nation's largest financial institutions, such as Banc One Mortgage Corporation, Chase Manhattan Mortgage Corporation and Mellon Mortgage Corporation. During 1995 and the first six months of 1996, United Financial brokered the sale of 103 and 48 mortgage loan servicing portfolios totaling $32.6 billion and $12.6 billion in outstanding mortgage loan principal balances, respectively.

  Matrix Financial. Matrix Financial acquires residential mortgage loan servicing rights on a nationwide basis through purchases in the secondary market, services the loans underlying these rights and originates mortgage loans through its wholesale loan origination network. As of June 30, 1996, Matrix Financial serviced 26,391 borrower accounts representing $1.8 billion in principal balances (including $439.5 million in subservicing for non-affiliates of the Company), the majority of which were seasoned loans having lower principal and higher custodial escrow balances than newly originated mortgage loans. See "Business--Residential Loan Servicing Activities--Residential Mortgage Loan Servicing." As a servicer of mortgage loans, Matrix Financial is required to establish custodial escrow accounts for the deposit of borrowers' payments, which may include principal, interest, taxes and insurance. These payments are held at Matrix Bank. During the six months ended June 30, 1996, the custodial escrow accounts at Matrix Bank averaged $27.6 million in the aggregate. For the six months ended June 30, 1996, Matrix Financial originated $373.0 million in wholesale mortgage loans through its regional production offices located in Atlanta, Denver and Phoenix. The loans originated by Matrix Financial on a wholesale basis are typically sold in the secondary market.

  Matrix Bank. With branches in Las Cruces, New Mexico and Sun City, Arizona, Matrix Bank serves its local communities by providing a broad range of personal and business depository services, offering residential and consumer loans, and providing, on a limited basis, commercial real estate loans. Matrix Bank also holds the non-interest bearing custodial escrow deposits related to the residential mortgage loan servicing portfolio serviced by Matrix Financial. These custodial escrow deposits, as well as other traditional deposits, are used to fund bulk purchases of mortgage loan portfolios throughout the United States, a substantial portion of which are subserviced by Matrix Financial following their purchase. Maintaining custodial escrow deposits at Matrix Bank allows the Company to achieve returns historically greater than could have been realized had the Company used the custodial escrow deposits as compensating balances to reduce the effective borrowing cost on its warehouse credit facilities. As of June 30, 1996, Matrix Bank was deemed to be "well-capitalized" under applicable regulatory standards and had total assets of $146.7 million, including loans aggregating $106.4 million. In May 1996, a subsidiary of Matrix Bank, Sterling Finance Co., Inc. ("Sterling"), purchased substantially all of the assets of a Denver-based originator and seller of sub-prime automobile retail installment sales contracts as a means of diversifying the Company's sources of revenue. Sterling sells substantially all of its automobile retail installment sales contracts through conduits in the secondary market within 30 to 60 days after their origination or purchase, thereby minimizing credit risk to the Company. To date, the operations of Sterling have not been material to those of the Company.

  United Special Services. USS provides real estate management and disposition services to financial services companies and financial institutions. In addition to the unaffiliated clients currently served by USS, Matrix Financial uses USS exclusively in handling the disposition of its foreclosed real estate. In addition, USS provides limited collateral valuation opinions to clients, such as the Federal Home Loan Mortgage Corporation, that are interested in assessing the value of the collateral underlying mortgage loans, as well as to clients such as Matrix Bank and other third-party mortgage loan buyers evaluating potential bulk purchases of mortgage loans.

  BUSINESS STRATEGY. The Company's business strategy is to:

  . cultivate the revenue-enhancing relationships among the Subsidiaries by sharing knowledge, information and business opportunities;

  . expand significantly the residential mortgage loan servicing portfolio of the Company within identified niches, thereby increasing non-interest income, improving operational efficiencies and increasing custodial escrow deposits; and

  . diversify its revenue sources through development of new business lines and potential acquisitions of financial services businesses that management believes are complementary to its existing business.

To accomplish this strategy, the Company has established an infrastructure, including management information systems, capable of servicing significantly more residential mortgage loans than it currently services, formed USS, purchased the on-going business of an originator and seller of sub-prime automobile retail installment sales contracts and implemented a new loan program to complement Matrix Financial's existing wholesale loan origination capabilities.

  OTHER INFORMATION. The Company is a unitary thrift holding company that was incorporated in Colorado in June 1993. Its principal executive offices are located at 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204, and its telephone number is (303) 595-9898.

                                  THE OFFERING

Common Stock offered by the Company...... 1,750,000 shares (1)
Common Stock to be outstanding after the
 offering................................ 5,638,939 shares (2)
Use of proceeds.......................... The Company intends to use the net proceeds from the offering to reduce
                                          the balances outstanding on certain
                                          of the Company's revolving line of
                                          credit facilities. See "Use of
                                          Proceeds."
Nasdaq National Market symbol............ MTXC

- --------
(1) The Company has committed to direct an aggregate of not more than 150,000 shares of Common Stock to be issued and sold in this offering to certain directors and/or employees of the Company and to the holders of certain of the Company's debt instruments. See "Description of Capital Stock-- Registration Rights; Rights of First Refusal."
(2) Excludes an aggregate of 525,000 shares of Common Stock reserved for issuance under the Company's 1996 Amended and Restated Stock Option Plan (the "1996 Stock Option Plan"), including 79,500 shares subject to outstanding options at an exercise price of $5.13 per share at June 30, 1996, 125,000 shares of Common Stock reserved for issuance under the 1996 Employee Stock Purchase Plan (the "Purchase Plan") and shares of Common Stock issuable to certain of the Underwriters upon exercise of warrants to be issued upon consummation of the offering. See "Management--Stock Option Plan," "--Employee Stock Purchase Plan" and "Description of Capital Stock-- Underwriters Warrants."

         SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                AS OF AND FOR THE
                                 AS OF AND FOR THE                 SIX MONTHS
                              YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                          ----------------------------------  ----------------------
                           1993(1)       1994        1995        1995        1996
                          ----------  ----------  ----------  ----------  ----------
OPERATING DATA
Net interest income be-
 fore provision for loan
 losses.................  $      944  $    3,989  $    3,536  $    1,662  $    2,632
Provision for loan loss-
 es.....................          15         216         401          85         152
                          ----------  ----------  ----------  ----------  ----------
Net interest income af-
 ter provision for loan
 losses.................         929       3,773       3,135       1,577       2,480
Non-interest income:
 Loan administration....       6,427       6,926       7,749       3,508       4,632
 Brokerage..............       2,132       4,017       4,787       2,958       1,947
 Gain on sale of loans..       2,361       1,590       3,272       1,320         852
 Gain on sale of mort-
  gage servicing
  rights................          38         684       1,164         190       1,091
 Loan origination(2)....         221       1,294       2,069         440         194
 Other..................         466         487         781         290         408
                          ----------  ----------  ----------  ----------  ----------
 Total non-interest in-
  come..................      11,645      14,998      19,822       8,706       9,124
Non-interest expenses...      10,464      14,279      17,136       7,759       9,525
                          ----------  ----------  ----------  ----------  ----------
Income before income
 taxes..................       2,110       4,492       5,821       2,524       2,079
Income taxes(3).........         404       1,846       2,260         970         840
                          ----------  ----------  ----------  ----------  ----------
Net income..............  $    1,706  $    2,646  $    3,561  $    1,554  $    1,239(4)
                          ==========  ==========  ==========  ==========  ==========
Net income per common
 and common equivalent
 share(5)...............              $      .71  $      .91  $      .40  $      .32
Pro forma net in-
 come(6)................  $    1,266
Pro forma net income per
 common and common
 equivalent share(6)....         .35
Weighted average common
 and common equivalent
 shares outstanding.....   3,596,251   3,750,001   3,927,629   3,927,629   3,927,629
Cash dividends..........  $       88  $      --   $      --   $      --   $      --
BALANCE SHEET DATA
Total assets............  $   95,747  $  112,051  $  175,915  $  145,445  $  204,244
Total loans (excluding
 allowance for loan
 losses)................      77,034      90,068     138,791     120,198     139,786
Allowance for loan loss-
 es.....................         538         728         943         773       1,058
Nonperforming loans(7)..         853       3,314       5,538       5,459       4,092
Mortgage servicing
 rights.................       1,818       6,183      13,817      10,586      10,587
Foreclosed real es-
 tate(7)................         726         543         835         534       1,093
Deposits................      45,517      41,910      48,877      44,852      73,509
Custodial escrow bal-
 ances..................      31,794      24,687      27,011      35,275      26,689
FHLB borrowings.........         --       14,600      19,000       5,200      36,400
Borrowed money..........       8,791      18,438      65,093      46,494      52,089
Total shareholders' eq-
 uity...................       3,030       5,676       9,338       7,331      10,577
OPERATING RATIOS AND
 OTHER SELECTED DATA
Return on average as-
 sets(8)(9).............        4.98%       2.69%       2.38%       2.46%       1.23%
Return on average equi-
 ty(8)(9)...............       88.44       58.49       51.38       51.11       25.17
Average equity to aver-
 age assets(8)..........        5.63        4.60        4.63        4.81        4.88
Net interest mar-
 gin(8)(9)(10)..........        4.15        4.63        2.81        3.13        3.08
Operating efficiency ra-
 tio(9)(11).............       83.22       76.07       74.64       75.45       82.08
Total amount of loans
 purchased..............  $   32,231  $   80,048  $   91,774  $   32,367  $   65,262
Balance of owned servic-
 ing portfolio (end of
 period)................   1,007,286   1,041,785   1,596,385   1,392,133   1,362,444
Wholesale loan origina-
 tion volume............     126,200     183,130     388,937     116,329     373,024
LOAN PERFORMANCE RATIOS
Nonperforming
 loans/total loans(7)...        1.11%       3.68%       3.99%       4.54%       2.93%
Nonperforming
 assets/total as-
 sets(7)................        1.65        3.44        3.62        4.12        2.54
Net loan charge
 offs/average
 loans(8)(9)............        0.18        0.03        0.15        0.04        0.02
Allowance for loan
 losses/total loans.....        0.70        0.81        0.68        0.64        0.76
Allowance for loan
 losses/nonperforming
 loans..................       63.07       21.97       17.03       14.16       25.86

- --------
 (1) The Company acquired all of the outstanding capital stock of Matrix Bank on September 23, 1993. The operations of Matrix Bank have been included in the consolidated operations of the Company from the date of acquisition.
 (2) On January 1, 1995, the Company adopted FAS 122. Since FAS 122 prohibits retroactive application, the historical accounting results for 1995 and 1996 are not directly comparable to the results for prior periods. For a discussion of FAS 122, see "Regulation and Supervision--Miscellaneous--FAS 122."
 (3) Prior to the formation of Matrix Capital in June 1993, Matrix Financial and United Financial had elected for certain periods to be taxed under the provisions of subchapter "s" of the Internal Revenue Code of 1986, as amended (the "Code"), and accordingly did not pay income taxes on their respective earnings; instead the shareholders of Matrix Financial and United Financial were liable for such taxes. As a result, there is no income tax provision for earnings during the periods in which subchapter "s" treatment had been elected.
 (4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995--Loan Origination Income" for a discussion of the impact on net income of a secondary marketing loss incurred in March 1996.
 (5) Net income per common and common equivalent share is based on the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options outstanding. There are no other dilutive securities.
 (6) Pro forma net income and pro forma net income per share are presented for periods in which the Company was not a taxable entity as a result of its subchapter "s" election. The pro forma net income assumes an effective tax rate of 40%. Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the year.
 (7) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Nonperforming Assets" for a discussion of the impact of certain bulk purchases of mortgage loan portfolios on the level of nonperforming loans and foreclosed real estate.
 (8) Calculations are based on average daily balances where available and monthly averages otherwise.
 (9) Ratios for the six months ended June 30, 1995 and 1996 have been calculated on an annualized basis.
(10) Net interest margin has been calculated by dividing net interest income before loan loss provision by average interest-earning assets.
(11) The operating efficiency ratio has been calculated by dividing non-interest expense by operating income (net interest income plus non-interest income).

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

LIMITED OPERATING HISTORY

  The Company was formed in 1993 to combine the operations of Matrix Financial and United Financial, which were formed in 1990 and 1989, respectively. The Company purchased Matrix Bank in 1993, formed USS as a start-up operation in 1995 and purchased the assets relating to Sterling's business operations in 1996. This series of combinations, purchases and formations has involved the integration of the operations of companies that previously operated independently or, in the case of USS, not at all. Consequently, the Company has a limited operating history under its existing corporate structure upon which prospective investors may base an evaluation of its performance. There can be no assurance that the Company will not encounter significant difficulties in integrating operations acquired or commenced in the future, including the recently acquired sub-prime automobile loan origination business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sub-Prime Automobile Lending."

POTENTIAL ADVERSE IMPACT OF FLUCTUATING INTEREST RATES

  RESIDENTIAL MORTGAGE LOAN SERVICING RIGHTS. Owning residential mortgage loan servicing rights carries interest rate risk because the total amount of servicing fees earned, as well as the amortization of the investment in the servicing rights, fluctuates based on loan prepayments (affecting the expected average life of a portfolio of residential mortgage servicing rights). The rate of prepayment of mortgage loans may be influenced by changing national and regional economic trends, such as recessions or depressed real estate markets, as well as the difference between interest rates on existing mortgage loans relative to prevailing mortgage rates. During periods of declining interest rates, many borrowers refinance their mortgage loans. Accordingly, prepayments of mortgage loans increase and the loan administration fee income related to the mortgage loan servicing rights corresponding to a mortgage loan ceases as underlying loans are prepaid. Consequently, the market value of portfolios of mortgage loan servicing rights tends to decrease during periods of declining interest rates, since greater prepayments can be expected. The income derived from and the market value of the Company's servicing portfolio, therefore, may be adversely affected during periods of declining interest rates. See "--Risks Associated with General Economic Conditions" and "Business--Residential Mortgage Loan Origination--Loan Servicing."

  ASSET AND LIABILITY MANAGEMENT. The Company's earnings depend in part upon the level of its net interest income. Net interest income is the difference between the interest income received from interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Accordingly, the Company is vulnerable to an increase in interest rates to the extent that its interest-earning assets, such as mortgage loans, have longer effective maturities than, or do not adjust as quickly as, its interest-bearing liabilities. In a rising interest rate environment, such as that experienced in the early part of 1996, interest rates paid to depositors and on borrowings of the Company may rise more quickly than rates earned on the Company's loan portfolio. Under such circumstances, material and prolonged increases in interest rates generally would materially and adversely affect net interest income and the value of interest-earning assets, while material and prolonged decreases in interest rates generally would have a favorable effect on net interest income and the value of interest-earning assets. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on mortgage loans held prior to sale and the interest paid by the Company for funds advanced under the Company's warehouse lines of credit to purchase such mortgage loans. The process of balancing the maturities of the Company's assets and liabilities necessarily involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. These estimates may prove to be inaccurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  PIPELINE LOANS. Secondary marketing losses on sales of originated mortgage loans may result from changes in interest rates from the time the interest rate on the customer's mortgage loan application is established to the time the Company sells the loan. Such a change in interest rates could result in a loss upon the sale of such loans. In order to hedge this risk and to minimize the effect of interest rate changes on the sale of originated loans, the Company commits to sell mortgage loans to investors for delivery at a future time for a stated price. At any given time, the Company has committed to sell substantially all of its mortgage loans that are closed and a percentage of the mortgage loans that are not yet closed but for which the interest rate has been established ("pipeline loans").

  To manage the interest rate risk of the Company's pipeline loans, the Company continuously projects the percentage of the pipeline loans it expects to close and, on the basis of such projections, enters into forward commitments to sell such loans. If an unanticipated change in interest rates occurs, the actual percentage of mortgage loans that close may differ from the projected percentage. The resulting mismatch of commitments to originate loans and commitments to sell loans may have an adverse effect on the results of operations of the Company. A sudden increase in interest rates can cause a higher percentage of mortgage loans to close than projected. To the degree this may not have been anticipated, the Company may not have made commitments to sell these additional loans and consequently may incur significant losses upon their sale, adversely affecting results of operations. On the other hand, if a lower percentage of mortgage loans close than was projected, due to a sudden decrease in interest rates or otherwise, the Company may have committed to sell more loans than actually close and as a result may incur significant losses in fulfilling these commitments, adversely affecting results of operations. This risk is greatest during times of high interest rate volatility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995--Loan Origination" and "Business-- Residential Mortgage Loan Origination--Sale of Loan Originations."

  In March 1996, a dramatic and sudden increase in interest rates, coupled with a failure on the part of a former officer of Matrix Financial to adhere to the hedging policies established by Matrix Financial's board of directors, resulted in a $1.9 million secondary marketing loss. These established policies set benchmarks for Matrix Financial's forward commitments to deliver loans or mortgage backed securities which are to be maintained against the pipeline of loan commitments made to borrowers. In addition, these policies stipulate that all closed loans are to be fully hedged with forward commitments. Neither policy was adhered to, which resulted in a $1.9 million loss when interest rates increased dramatically in March 1996, thereby causing the funded loans and pipeline commitments to decline in market value. Had these policies been followed, the Company would still have recognized a loss, albeit significantly smaller, since it is difficult for the Company to be completely hedged when interest rates rapidly and significantly change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995--Loan Origination."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's financial results are subject to significant quarterly fluctuations as a result of, among other things, the variance in the number and magnitude of purchases and sales of mortgage loans and/or mortgage servicing rights consummated by the Company from time to time. In addition, a portion of the Company's revenues are derived from brokerage fees, the timing and receipt of which are unpredictable. Accordingly, the Company's results of operations for any particular quarter are not necessarily indicative of the results that may be achieved for any succeeding quarter or for the full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DIVERSIFICATION IN BUSINESS LINES; MANAGEMENT OF GROWTH

  As part of the Company's business strategy, the Company has in the past diversified, and may in the future diversify, its lines of business into areas that are not now part of its core business. As a result, the Company must manage the development of new business lines in which the Company has not previously participated.

Although the Company's strategy is to acquire on-going businesses and to retain senior management of the entities that the Company acquires, each new business line, including start-up operations like USS, requires the investment of additional capital and the significant involvement of senior management of the Company to acquire or develop a new line of business and integrate it with the Company's operations. There can be no assurance that the Company will successfully achieve these objectives.

  In addition to entering into new lines of business, the Company's business strategy also envisions the expansion of its existing lines of business, particularly in the area of servicing of mortgage loans. The Company believes that it currently has in place the infrastructure necessary to undertake this expansion, including management information systems, senior management and other personnel. However, there can be no assurance that any rapid expansion, similar to that encountered by the Company over the past several years, would not unduly burden the Company's infrastructure or that senior management of the Company could successfully oversee such expansion. See "Business-- Residential Loan Servicing Activities--Residential Mortgage Loan Servicing."

RISKS ASSOCIATED WITH GENERAL ECONOMIC CONDITIONS

  Residential mortgage loans comprised approximately 98.9% of the loans serviced (including loans subserviced for non-affiliates) by the Company and approximately 88.3% of the loans held by the Company at June 30, 1996. General economic conditions, whether regional or industry-related or due to a recession throughout the United States, affect consumers' decisions to buy or sell residences as well as the number of residential mortgage loan delinquencies and foreclosures, the value of collateral supporting loan portfolios, administrative costs in evaluating and processing mortgage loan applications and the costs and availability of funds that mortgage banking companies rely upon in order to make or purchase loans. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types purchased, serviced and sold by the Company less attractive to borrowers or investors.

DEPENDENCE UPON MORTGAGE SERVICING RIGHTS

  The Company has relied and expects to continue to rely on the purchase and sale of mortgage servicing rights for a significant portion of its revenues. There is no established exchange or trading market for mortgage servicing rights and no assurance can be given that an active trading market will develop in the future. The Company believes that it has been able to benefit from opportunities resulting from inefficiencies in the existing market for mortgage servicing rights; however, no assurance can be given that such inefficiencies will continue in the future, and even if continued, that the Company will be able to benefit from such inefficiencies to the extent it has in the past, or that if an active trading market for mortgage servicing rights develops in the future, the Company will be able to benefit from such developments. See "Business--Residential Loan Servicing Activities-- Acquisition of Servicing Rights." The supply of and demand for mortgage servicing rights are affected by a number of factors beyond the Company's control, including, among others, interest rates, regional and national economic conditions, other factors affecting the housing industry, regulations affecting the financial services industry and accounting rules and interpretations related to the accounting treatment of mortgage servicing rights. Some or all of these factors may adversely affect the Company's ability to originate, purchase and sell mortgage servicing rights profitably in the future. See "Business--Residential Loan Servicing Activities."

CONCENTRATION OF LOANS AND SERVICING RIGHTS

  The Company's portfolio of residential mortgage loans and mortgage servicing rights are concentrated in certain geographic areas. Although the geographic areas in which concentrations exist may vary from time to time, approximately 21.1%, 15.6% and 9.8% of the residential mortgage loans held by the Company at June 30, 1996 were secured by residential properties located in California, Texas and New Mexico, respectively. In addition, approximately 33.2%, 13.1% and 8.8% of the aggregate outstanding principal balances of the mortgage servicing rights owned by the Company at June 30, 1996 were secured by residential properties located in California, New York and Arizona, respectively. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the markets in which concentrations exist and, more specifically, their respective residential real estate markets. California in particular has experienced an economic slowdown or recession over the last several years, which has been accompanied by a sustained decline in the California real estate market. Such a decline may adversely affect the values of properties securing the Company's loans, such that the principal balances of such loans, together with any primary financing on the mortgaged properties, may equal or exceed the value of the mortgaged properties, making the Company's ability to recover losses in the event of a borrower's default extremely unlikely. In addition, California historically has been vulnerable to certain risks of natural disasters, such as earthquakes and mudslides, which are not typically covered by standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company and the value of collateral underlying such loans, which could have a material adverse effect on the Company's results of operations and financial condition. See "--Risks Associated with General Economic Conditions."

DELINQUENCY, FORECLOSURE AND CREDIT RISKS

  MORTGAGE LOAN PORTFOLIO. The Company's loan portfolios include loans that were originated by numerous lenders throughout the United States under various loan programs and underwriting standards. Many of the loan portfolios include loans that have had payment delinquencies in the past or, to a lesser extent, are delinquent at the time of the purchase. As a part of the Company's business strategy, portfolios of mortgage loans with varying degrees of current and past delinquencies are purchased at discounts. Although the Company performs extensive due diligence procedures at the time loans are purchased, the risk of continuing or recurrent delinquency remains. The Company assumes substantially all risk of loss associated with its loan portfolio in the case of foreclosure. This risk includes the cost of the foreclosure, the loss of interest, and the potential loss of principal to the extent that the value of the underlying collateral is not sufficient to cover the Company's investment in the loan. See "Business--Purchase and Sale of Bulk Loan Portfolios."

  SERVICING PORTFOLIO. The Company also is affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under many types of mortgage servicing contracts, even when mortgage loan payments are delinquent, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. Typically, the servicer will ultimately be reimbursed by the mortgage loan owner or from foreclosure proceeds for payments advanced that the servicer is unable to recover from the borrower. However, in the interim, the servicer must absorb the cost of funds advanced during the time such advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat reduced through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, the Company believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, the Company is required to forego servicing income from the time a loan becomes delinquent to the time the mortgage loan is foreclosed. See "Business--Residential Loan Servicing Activities--Residential Mortgage Loan Servicing."

POSSIBLE INADEQUACY OF ALLOWANCE FOR LOAN LOSSES

  The Company's allowance for loan losses is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond the Company's control, and such losses may exceed current estimates. Although management believes that the Company's allowance for loan losses is adequate to absorb any losses on existing loans that may become uncollectible, there can be no assurance that the allowance will prove sufficient to cover actual loan losses on existing loans in the future. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations-- Asset and Liability Management--Analysis of Allowance for Loan Losses."

LEGAL PROCEEDINGS

  Matrix Financial is currently named as a defendant in two lawsuits. These lawsuits, one of which has been filed in federal court and one of which has been filed in state court, involve similar sets of underlying facts and questions of law, and the plaintiffs in each of these suits seek class action status. The plaintiffs, on behalf of a purported class, have claimed among other things that Matrix Financial breached the plaintiffs' promissory notes and mortgages by imposing certain charges at the time the class of plaintiffs prepaid their notes. In addition to these two suits, in the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of contract and fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company, incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business, including federal and state banking and consumer lending laws. There can be no assurance that any liability with respect to these current legal actions, or ones that might be instituted in the future, would not be material to the Company's consolidated results of operations, financial condition or cash flows. See "--Liabilities Under Representations and Warranties," "Business--Legal Proceedings" and "Regulation and Supervision."

LIABILITIES UNDER REPRESENTATIONS AND WARRANTIES

  In the ordinary course of business, the Company makes representations and warranties to the purchasers and insurers of mortgage loans and the purchasers of mortgage servicing rights regarding compliance with laws, regulations and program standards and as to the accuracy of certain information. Under certain circumstances, the Company may become liable for damages or may be required to repurchase a loan if there has been a breach of these representations or warranties. The Company generally receives similar representations and warranties from the originators and sellers from whom it purchases mortgage loans and servicing rights. However, in the event of breaches of such representations and warranties, the Company is subject to the risk that an originator may not have the financial capacity to repurchase loans when called upon to do so by the Company or otherwise respond to demands made by the Company. During 1995 and the first six months of 1996, the Company recognized losses of $205,000 and $40,000, respectively, on loan repurchases resulting from a particular servicing portfolio purchased by the Company and the Company has accrued a liability of $460,000 for additional losses as of June 30, 1996. The Company believes that it has recourse against the seller of these mortgage servicing rights, but does not expect to make any significant recovery due to the current financial condition of the seller. The Company anticipates selling this mortgage servicing portfolio and does not anticipate any future material losses in connection with this portfolio or as a result of additional mortgage loan repurchases due to breaches in representations and warranties; however, there can be no assurance that the Company will not experience such losses. See "Business--Residential Loan Servicing Activities--Servicing Sales."

IMPACT OF REGULATION

  GENERAL. The operations of the Company are subject to extensive regulation by federal and state governmental authorities and are subject to various laws and regulations and judicial and administrative decisions that, among other things, establish licensing requirements, regulate credit extension, establish maximum interest rates and insurance coverages, require specific disclosures to customers, prohibit discrimination in mortgage lending activities, govern secured transactions, establish collection, repossession and claims handling procedures and other trade practices and, in certain states, require payment of interest on servicing-related custodial escrow deposits. In particular, Matrix Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS"), as its chartering agency, and the FDIC, as insurer of deposits held at Matrix Bank. Matrix Bank is a member of the Federal Home Loan Bank (the "FHLB") system and its deposits are insured by the FDIC up to the applicable limits of the Savings Association Insurance Fund (the "SAIF"). In addition, in certain instances the ability of Matrix Financial and Matrix Bank to pay dividends to Matrix Capital could be restricted due to regulatory requirements. There can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future, or that existing or proposed laws will not be changed to the detriment of the Company. Any change in such laws and regulations or the adoption of more restrictive laws and regulations, whether by the OTS, the FDIC or the Congress of the United States, could have a material adverse effect on the Company and its financial condition or results of operations. See "Regulation and Supervision."

  PROPOSED LEGISLATION. The Congress of the United States has proposed that a special assessment be collected from savings institutions whose deposits are insured under the SAIF. If implemented, the Company would be subject to the special assessment and the amount of the special assessment, as currently proposed, would have a material adverse effect on the results of operations of the Company during the quarter in which such special assessment is paid. The Congress of the United States adopted a bill that did not become law, but which would have required federal savings banks to convert to national banks. In the event of such a conversion, subject to limited grandfathering, thrift holding companies, such as Matrix Capital, would have become regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Federal Reserve Board requires bank holding companies to maintain a leverage ratio of 5.0% with the aggregate amount of purchased mortgage servicing rights not to exceed 50.0% of Tier I capital (the numerator of the leverage ratio). Had Matrix Capital been subject to the Federal Reserve Board's capital regulations as of June 30, 1996, its consolidated leverage ratio would have been approximately 2.7% (assuming no other adjustments). There is considerable uncertainty regarding whether such legislation will be adopted. See "Regulation and Supervision."

  FEDERAL PROGRAMS. The Company's ability to sell mortgage loans is largely dependent upon the continuation of programs administered by the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") and the Government National Mortgage Association ("GNMA"), which facilitate the sale of mortgage loans and the pooling of such loans into mortgage-backed securities, as well as the Company's continued eligibility to participate in such programs. The discontinuation of, or a significant reduction in, the operation of such programs would have an adverse effect on the Company's operations. The Company expects that it will continue to remain eligible to participate in such programs, but any significant impairment of such eligibility would adversely affect its operations because seller/servicer status is vital to its servicing business. In addition, the products offered under such programs may be changed from time to time. The profitability of specific products may vary depending on a number of factors, including the administrative costs to the Company of originating or acquiring such products. See "Business--Residential Mortgage Loan Origination--Sale of Loan Originations" and "Regulation and Supervision."

POTENTIAL LIMITATIONS ON AVAILABILITY OF FUNDING SOURCES

  Funding for the Company's mortgage banking activities, including the acquisition of mortgage servicing rights and the acquisition and origination of mortgage loans, is provided primarily through lines of credit and sale/repurchase facilities from various financial institutions and from FHLB borrowings. The Company's business plan entails, and the profitable use of the proceeds of the offering depends, in part, on the Company's ability to maintain existing credit facilities and negotiate additional credit facilities for the acquisition of mortgage servicing rights and other purposes. There can be no assurance that existing credit facilities will be renewed, or if renewed, that the terms will be favorable to the Company. Furthermore, there can be no assurance that additional credit lines will be available, or if available, that the terms will be favorable to the Company. Unavailability of funding on terms favorable to the Company, or at all, would have an adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

COMPETITION

  The industries in which the Company competes are highly competitive. The Company competes with other mortgage banking companies, servicing brokers, commercial banks, savings associations, credit unions, other financial institutions, and various other lenders. A number of these competitors have substantially greater financial resources, greater operating efficiencies and longer operating histories than the Company. Customers distinguish between product and service providers in the industries in which the Company operates for various reasons, including convenience in obtaining the product or service, overall customer service, marketing and distribution channels and pricing (primarily in the form of prevailing interest rates). Because of its emphasis on mortgage banking activities, competition for the Company is affected particularly by fluctuations in interest rates. During periods of rising rates, competitors of the Company who have locked in lower borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. During economic slowdowns or recessions, credit-impaired borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors. See "Business-- Competition."

RELIANCE ON SYSTEMS AND CONTROLS

  The Company depends heavily upon its systems and controls, many of which are designed specifically for its business. These systems and controls support the evaluation, acquisition, monitoring, collection and administration of the Company's mortgage loan and servicing portfolios, as well as support the consulting and brokerage functions performed by the Company and the depository, general accounting and other management functions of the Company. For example, in order to track information on its mortgage servicing portfolio, the Company utilizes a data processing system provided by Alltel Information Services Inc. ("Alltel"), formerly known as Computer Power Incorporated or CPI. There can be no assurance that Alltel or the Company's other providers can continue to provide the systems and controls on which the Company relies or that the Company's systems and controls, including those specially designed and built for the Company, are adequate or will continue to be adequate to support the Company's growth. A failure of the automated systems, including a failure of data integrity or accuracy, could have a material adverse effect upon the Company's business and financial condition.

CONCENTRATION OF VOTING CONTROL IN MANAGEMENT

  After completion of the offering, the Company's executive officers will beneficially own an aggregate of approximately 68.1% of the outstanding Common Stock (approximately 65.1% if the Underwriters' over-allotment option is exercised in full). Therefore, the Company's management, acting together, will be able to elect the entire Board of Directors of Matrix Capital and generally will be able to approve or disapprove all matters submitted to shareholders for a vote. See "Principal Shareholders" and "Description of Capital Stock."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent upon the continued services of Guy A. Gibson, Richard V. Schmitz, D. Mark Spencer and the Company's other executive officers. While the Company believes that it could find replacements for its executive officers, the loss of their services could have an adverse effect on the Company's financial condition or results of operations. None of the Company's executive officers named above have entered into employment agreements with the Company, but each has a significant equity interest in the Company. The Company does not maintain key-man life insurance on any of its executive officers. See "Management--Employment Agreements" and "Principal Shareholders."

BROAD MANAGEMENT DISCRETION IN USE OF PROCEEDS

  Although the Company intends to use a majority of the net proceeds from this offering to purchase mortgage servicing rights, all or any portion of the net proceeds of this offering may be used for a strategic acquisition in the event the Company is presented with such an opportunity. Management has not yet identified particular portfolios of mortgage servicing rights for purchase or particular acquisition targets; accordingly, management will retain broad discretion in the use of proceeds. See "Use of Proceeds."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriting" for a discussion of factors that will be considered in establishing the initial public offering price. There can be no assurance that an active trading market will develop after the offering or, if developed, that such market will be sustained. The market price for shares of Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, which may be due to, among other things, the variance in the number and magnitude of purchases and sales of mortgage loans and/or servicing rights consummated by the Company from period to period, as well as by news announcements or changes in general market or industry conditions. There can be no assurance that shares of Common Stock purchased in the offering may be later sold at or in excess of the price paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SHARES ELIGIBLE FOR FUTURE SALE

  The 1,750,000 shares of Common Stock sold in the offering will be freely tradeable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction under the Securities Act. In addition, 90 days after the date of this Prospectus, approximately 3,750,001 shares of Common Stock will become eligible for sale pursuant to the provisions of Rule 144 if the other restrictions enumerated in that rule are met. And on January 1, 1997, approximately 138,938 shares of Common Stock will become eligible for sale pursuant to the provisions of Rule
144. The holders of all of such 3,888,939 shares, however, have agreed with the Underwriters not to offer such shares for sale for a period of 180 days from the date of this Prospectus without the consent of Piper Jaffray Inc. Sales of substantial numbers of such shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS

  Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and Bylaws, as amended (the "Bylaws"), could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's shareholders. For example, the Articles of Incorporation divide the members of the Board of Directors into three different classes of directors who are elected by holders of the Common Stock and who serve three-year staggered terms, require advance notice of shareholder proposals and nominations of directors and authorize the issuance of "blank check" preferred stock without a shareholder vote. See "Description of Capital Stock--Certain Charter and Bylaws Provisions."

DILUTION

  Based upon an assumed initial public offering price of $10.00 per share, purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution in the pro forma net tangible book value per share of the Common Stock from the initial public offering price in the amount of $5.32 per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered hereby are estimated to be $15,825,000 ($18,266,250 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses.

  The Company intends to use the net proceeds to reduce the balances outstanding on certain of its revolving line of credit facilities with two banks (the "Revolving Credit Facilities") (an aggregate of approximately $29.8 million is expected to be outstanding upon the consummation of the offering), which amounts will then become available to the Company under the Revolving Credit Facilities. Subject to certain collateral limitations, the Company intends to use future borrowings under the Revolving Credit Facilities to purchase portfolios of mortgage loan servicing rights as opportunities become available; however, such use may change if the Company is presented with an opportunity for a strategic acquisition in a complementary financial services-related area or for the purchase of a financial institution or a branch by Matrix Bank. The Company has had preliminary discussions for the purchase of a certain financial services company, although the Company has no agreements or understandings related to this or any other such acquisitions of financial institutions, branches, deposits or other financial services-related companies, and there can be no assurance that any acquisitions will occur.

  The Revolving Credit Facilities are secured by mortgage loans, mortgage servicing rights, eligible servicing advance receivables and eligible delinquent mortgage loans held by the Company. The Revolving Credit Facilities bear interest at rates ranging from 1.0% to 2.25% over the federal funds rate (which was 5.25% at the date hereof) and mature in July 1997. Advances under the Revolving Credit Facilities were incurred primarily during the last year to originate residential mortgage loans on a wholesale basis, to fund acquisitions of mortgage servicing rights and to fund servicing advances. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  Since its organization in June 1993, Matrix Capital has not paid any dividends on its Common Stock, except for an aggregate of $88,000 in dividends paid to the shareholders of the Company in 1993. The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant. Under the terms of the Company's 13% Senior Subordinated Notes issued in August 1995 (the "13% Senior Subordinated Notes"), the Company's ability to pay cash dividends to its shareholders is limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, the ability of Matrix Financial and Matrix Bank to pay dividends to Matrix Capital may be restricted in certain instances, including covenants under Matrix Financial's existing warehouse facilities. See "Regulation and Supervision" and Note 7 to the Consolidated Financial Statements included elsewhere herein.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1996 (i) the capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application of the estimated net proceeds to the Company therefrom as described under "Use of Proceeds." This information is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto appearing elsewhere in this Prospectus.

                                                              JUNE 30, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
LIABILITIES
Deposits.................................................. $ 73,509  $ 73,509
Custodial escrow balances.................................   26,689    26,689
FHLB borrowings...........................................   36,400    36,400
Borrowed money (1)........................................   52,089    36,264
                                                           --------  --------
  Total...................................................  188,687   172,862
SHAREHOLDERS' EQUITY
Preferred Stock, $0.0001 par value; 5,000,000 shares
 authorized; no shares outstanding; no shares outstanding
 as adjusted..............................................      --        --
Common Stock, $0.0001 par value; 50,000,000 shares
 authorized;
 3,888,939 shares outstanding; 5,638,939 shares
 outstanding as adjusted (2)..............................      --          1
Additional paid-in capital................................    2,626    18,450
Retained earnings.........................................    7,951     7,951
                                                           --------  --------
  Total shareholders' equity..............................   10,577    26,402
                                                           --------  --------
  Total capitalization.................................... $199,264  $199,264
                                                           ========  ========

- --------

(1) Includes indebtedness outstanding under the Revolving Credit Facilities, an aggregate of $29.8 million of which is expected to be outstanding upon the consummation of the offering.

(2) Excludes an aggregate of 525,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan, including 79,500 shares subject to outstanding options at an exercise price of $5.13 per share at June 30, 1996, 125,000 shares of Common Stock reserved for issuance under the Purchase Plan and shares of Common Stock issuable to certain of the Underwriters upon exercise of warrants to be issued upon consummation of the offering. See "Management--Stock Option Plan," "--Employee Stock Purchase Plan" and "Description of Capital Stock--Underwriters Warrants."

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1996 was $10.6 million, or $2.72 per share of Common Stock. Net tangible book value per share represents shareholders' equity, less intangible assets, if any, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and application of the estimated net proceeds therefrom, the net tangible book value of the Company as of June 30, 1996 would have been $26.4 million, or $4.68 per share. This represents an immediate increase in net tangible book value of $1.96 per share to existing investors and an immediate dilution of $5.32 per share to new public investors purchasing Common Stock in the offering, as illustrated in the following table:

   Assumed initial public offering price per share.................       $10.00
     Net tangible book value per share as of June 30, 1996......... $2.72
     Increase per share attributable to new public investors.......  1.96
                                                                    -----
   Net tangible book value per share after the offering............         4.68
                                                                          ------
   Dilution per share to new public investors......................       $ 5.32
                                                                          ======

  The following table sets forth, as of June 30, 1996, the difference between existing shareholders and the new public investors with respect to the total number of shares purchased from the Company, the total consideration paid and the average price paid per share, assuming an initial public offering price of $10.00 per share:

                              SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                              ----------------- -------------------   PRICE
                               NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                              --------- ------- ----------- ------- ----------
  Existing shareholders...... 3,888,939   69.0% $10,577,000   37.7% $ 2.72
  New public investors....... 1,750,000   31.0   17,500,000   62.3   10.00
                              ---------  -----  -----------  -----
    Total.................... 5,638,939  100.0% $28,077,000  100.0%
                              =========  =====  ===========  =====

  The information and tables above exclude the effect of (i) 79,500 shares of Common Stock subject to options outstanding at an exercise price of $5.13 per share as of June 30, 1996, (ii) options to purchase up to an additional 445,500 shares of Common Stock available for issuance under the 1996 Stock Option Plan, (iii) 125,000 shares of Common Stock available for issuance under the Purchase Plan and (iv) shares issuable upon exercise of warrants to be issued to certain of the Underwriters upon consummation of the offering. To the extent that any of such stock options become exercisable and are exercised, there will be further and corresponding dilution to new investors. See "Management--Stock Option Plan," "Employee Stock Purchase Plan" and "Description of Capital Stock--Underwriters Warrants."

           SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The balance sheet data as of December 31, 1994 and 1995 and the operating data for the years ended December 31, 1993, 1994 and 1995 have been derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto, which have been audited by Ernst & Young LLP, independent auditors, as indicated in their report included elsewhere herein. The balance sheet data as of December 31, 1993 have been derived from audited consolidated financial statements of the Company, which are not included in this Prospectus. The balance sheet and operating data as of June 30, 1995 and 1996 and for the six-month periods then ended and as of December 31, 1991 and 1992 and for the years then ended, have been derived from unaudited consolidated financial statements of the Company. The financial data as of December 31, 1991 and 1992 and for the years then ended reflects the combined operations of United Financial and Matrix Financial. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position as of such dates and the results of operations and cash flows for such periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                     AS OF AND FOR THE
                                            AS OF AND FOR THE                           SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                      ENDED JUNE 30,
                          -------------------------------------------------------- ---------------------
                             1991        1992      1993(1)      1994       1995       1995       1996
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
OPERATING DATA
Net interest income
 (loss) before provision
 for loan losses........  $     (230) $     (554) $      944 $    3,989 $    3,536 $    1,662 $    2,632
Provision for loan
 losses.................         --          --           15        216        401         85        152
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
Net interest income
 (loss) after provision
 for loan losses........        (230)       (554)        929      3,773      3,135      1,577      2,480
Non-interest income:
 Loan administration....       1,787       6,025       6,427      6,926      7,749      3,508      4,632
 Brokerage..............       1,268       1,842       2,132      4,017      4,787      2,958      1,947
 Gain on sale of loans..       1,532         546       2,361      1,590      3,272      1,320        852
 Gain on sale of
  mortgage servicing
  rights................          41         348          38        684      1,164        190      1,091
 Loan origination(2)....         --          --          221      1,294      2,069        440        194
 Other..................          44         186         466        487        781        290        408
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
 Total non-interest
  income................       4,672       8,947      11,645     14,998     19,822      8,706      9,124
Non-interest expense....       2,916       8,281      10,464     14,279     17,136      7,759      9,525
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
Income before income
 taxes..................       1,526         112       2,110      4,492      5,821      2,524      2,079
Income taxes(3).........         460         --          404      1,846      2,260        970        840
                          ----------  ----------  ---------- ---------- ---------- ---------- ----------
Net income..............  $    1,066  $      112  $    1,706 $    2,646 $    3,561 $    1,554 $    1,239(4)
                          ==========  ==========  ========== ========== ========== ========== ==========
Net income per common
 and common equivalent
 share(5)...............                                     $      .71 $      .91 $      .40 $      .32
Pro forma net
 income(6)..............  $      916  $       67  $    1,266
Pro forma net income per
 common and common
 equivalent share(6)....         .27         .02         .35
Weighted average common
 and common equivalent
 shares outstanding.....   3,442,501   3,442,501   3,596,251  3,750,001  3,927,629  3,927,629  3,927,629
Cash dividends..........  $      --   $      --   $       88 $      --  $      --  $      --  $      --
BALANCE SHEET DATA
Total assets............  $    9,176  $   10,140  $   95,747 $  112,051 $  175,915 $  145,445 $  204,244
Total loans (excluding
 allowance for loan
 losses)................         --          497      77,034     90,068    138,791    120,198    139,786
Allowance for loan loss-
 es.....................         --          --          538        728        943        773      1,058
Nonperforming loans(7)..         --          --          853      3,314      5,538      5,459      4,092
Mortgage servicing
 rights.................       7,138       6,200       1,818      6,183     13,817     10,586     10,587
Foreclosed real es-
 tate(7)................          90          69         726        543        835        534      1,093
Deposits................         --          --       45,517     41,910     48,877     44,852     73,509
Custodial escrow bal-
 ances..................         --          --       31,794     24,687     27,011     35,275     26,689
FHLB borrowings.........         --          --          --      14,600     19,000      5,200     36,400
Borrowed money..........       4,859       5,347       8,791     18,438     65,093     46,494     52,089
Total shareholders' eq-
 uity...................       1,424       1,369       3,030      5,676      9,338      7,331     10,577

                                                                              AS OF AND FOR THE
                                        AS OF AND FOR THE                        SIX MONTHS
                                     YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                          -------------------------------------------------  --------------------
                           1991     1992     1993(1)     1994       1995       1995       1996
                          -------  -------  ---------  ---------  ---------  ---------  ---------
OPERATING RATIOS AND
 OTHER SELECTED DATA
Return on average as-
 sets(8)(9).............      --      1.13%      4.98%      2.69%      2.38%      2.46%      1.23%
Return on average equi-
 ty(8)(9)...............      --      7.73      88.44      58.49      51.38      51.11      25.17
Average equity to aver-
 age assets(8)..........      --     14.57       5.63       4.60       4.63       4.81       4.88
Net interest mar-
 gin(8)(9)(10)..........      --       --        4.15       4.63       2.81       3.13       3.08
Operating efficiency ra-
 tio(9)(11).............    65.65%   98.67      83.22      76.07      74.64      75.45      82.08
Total amount of loans
 purchased..............  $   --   $   --   $  32,231  $  80,048  $  91,774  $  32,367  $  65,262
Balance of owned
 servicing portfolio
 (end of period)........  863,931  855,506  1,007,286  1,041,785  1,596,385  1,392,133  1,362,444
Wholesale loan origina-
 tion volume............      --       --     126,200    183,130    388,937    116,329    373,024
LOAN PERFORMANCE RATIOS
Nonperforming
 loans/total loans(7)...      --       --        1.11%      3.68%      3.99%      4.54%      2.93%
Nonperforming
 assets/total as-
 sets(7)................      --       --        1.65       3.44       3.62       4.12       2.54
Net loan charge
 offs/average
 loans(8)(9)............      --       --        0.18       0.03       0.15       0.04       0.02
Allowance for loan
 losses/total loans.....      --       --        0.70       0.81       0.68       0.64       0.76
Allowance for loan
 losses/nonperforming
 loans..................      --       --       63.07      21.97      17.03      14.16      25.86

- --------
 (1) The Company acquired all of the outstanding capital stock of Matrix Bank on September 23, 1993. The operations of Matrix Bank have been included in the consolidated operations of the Company from the date of acquisition.
 (2) On January 1, 1995, the Company adopted FAS 122. Since FAS 122 prohibits retroactive application, the historical accounting results for 1995 and 1996 are not directly comparable to the results for prior periods. For a discussion of FAS 122, see "Regulation and Supervision--Miscellaneous--FAS 122."
 (3) Prior to the formation of Matrix Capital in June 1993, Matrix Financial and United Financial had elected for certain periods to be taxed under the provisions of subchapter "s" of the Code and accordingly did not pay income taxes on their respective earnings; instead the shareholders of Matrix Financial and United Financial were liable for such taxes. As a result, there is no income tax provision for earnings during the periods in which subchapter "s" treatment had been elected.
 (4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995--Loan Origination Income" for a discussion of the impact on net income of a secondary marketing loss incurred in March 1996.
 (5) Net income per common and common equivalent share is based on the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options outstanding. There are no other dilutive securities.
 (6) Pro forma net income and pro forma net income per share are presented for periods in which the Company was not a taxable entity as a result of its subchapter "s" election. The pro forma net income assumes an effective tax rate of 40%. Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares of Common Stock and Common Stock equivalents outstanding during the year.
 (7) See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Nonperforming Assets" for a discussion of the impact of certain bulk purchases of mortgage loan portfolios on the level of nonperforming loans and foreclosed real estate.
 (8) Calculations are based on average daily balances where available and monthly averages otherwise.
 (9) Ratios for the six months ended June 30, 1995 and 1996 have been calculated on an annualized basis.
(10) Net interest margin has been calculated by dividing net interest income before loan loss provision by average interest-earning assets.
(11) The operating efficiency ratio has been calculated by dividing non-interest expense by operating income (net interest income plus non-interest income).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following management's discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Consolidated Financial and Operating Information." Additionally, the Company's Consolidated Financial Statements and the Notes thereto, as well as other data included in this Prospectus, should be read and analyzed in combination with the analysis below.

GENERAL

  The Company's principal activities consist of the purchase and sale of portfolios of mortgage loans and mortgage servicing rights, administration of portfolios of mortgage loans, consulting and brokerage activities involving mortgage loan servicing and deposit generation. These activities are conducted through the Company's wholly owned subsidiaries, Matrix Financial, United Financial and Matrix Bank. More recently, the Company commenced real estate management and disposition services and the financing of sub-prime automobile retail installment sales contracts through its wholly owned subsidiaries USS and Sterling, respectively. While USS and Sterling have not generated material amounts of revenue or expenses during their limited operating history, management anticipates that they will make a larger contribution to the Company's revenues and expenses in the future.

  The principal components of the Company's revenues consist primarily of net interest income recorded by Matrix Bank and Matrix Financial, loan administration fees generated by Matrix Financial, brokerage fees realized by United Financial and loan origination fees and gains on sales of mortgage loans and mortgage servicing rights generated by Matrix Financial and Matrix Bank. Consistent growth in each of these revenues categories, as well as in net income, has been achieved over the three full years since the formation of Matrix Capital. In particular, net interest income increased significantly in 1994 as compared to 1993 due to the inclusion of a full year of operations for Matrix Bank in the Company's results of operations for 1994, as opposed to only three months of operations for 1993. It is not anticipated that increases of this magnitude in these revenue categories will be experienced in the normal course of business over the foreseeable future. The Company's results of operations are likely to be influenced by changes in interest rates and the effect of these changes on the volume of loan originations, mortgage loan prepayments and the value of mortgage servicing portfolios. See "Risk Factors--Potential Adverse Impact of Fluctuating Interest Rates."

HISTORY

  The Company was formed in June 1993 when the founding shareholders of two of its Subsidiaries, Matrix Financial and United Financial, exchanged all of the outstanding capital stock of those two entities for shares of the Company in a series of transactions that were each accounted for as a pooling of interests. As a result, the Company's financial results for 1993 reflect a full 12 months of operations for Matrix Financial and United Financial. Prior to the acquisition of Matrix Financial and United Financial by the Company in 1993, Matrix Financial and United Financial were operated as independent subchapter "s" corporations.

  In September 1993, the Company acquired Matrix Bank, formerly named Dona Ana Savings Bank, FSB and Dona Ana Savings and Loan Association, F.A. The acquisition was accounted for using the purchase method of accounting and all of the assets and liabilities were recorded at their estimated fair value as of the date of acquisition. The Company's consolidated financial results for 1993, therefore, reflect only three months of operations for Matrix Bank.

  In June 1995, the Company formed USS. The financial results for USS for the six months ended June 30, 1996 and for the year ended 1995 reflect a start-up operation with minimal revenue, as 1995 and the first quarter of 1996 were utilized primarily to develop marketing material and establish investor relationships.

  In May 1996, the Company formed Sterling, which subsequently acquired for $47,000 in cash substantially all of the assets of an originator of sub-prime automobile retail installment sales contracts. As of June 30, 1996, the total assets of Sterling were $3.2 million. To date, the operations of Sterling have not been material to those of the Company.

RELATIONSHIPS AMONG THE SUBSIDIARIES

  Management believes that the synergies within the Company's corporate structure, and the opportunities resulting from those synergies, make the Company unique in the financial services industry. United Financial, which is primarily a broker of mortgage servicing rights and a consultant to the mortgage banking industry, provides significant benefits to the other Subsidiaries. Through United Financial's daily contact with businesses in the mortgage banking industry, Matrix Financial is able to gain insight into the mortgage banking industry in which it competes. For example, although Matrix Financial does not buy mortgage servicing rights brokered by United Financial in competitive bid situations, United Financial provides market intelligence to Matrix Financial as to the current market for the purchase and sale of mortgage loan servicing rights in the secondary market, including the buyers and sellers in the marketplace at any given time. United Financial also provides Matrix Financial with mortgage loan servicing valuation capabilities, puts Matrix Financial in direct contact with sellers of servicing portfolios and apprises Matrix Financial of the emerging trends in the industry. All mortgage loan servicing rights that are sold by the Company are brokered through United Financial, which allows all brokerage fees paid by Matrix Financial to be retained within the Company.

  United Financial's affiliation with Matrix Bank provides both Matrix Bank and United Financial with what management believes to be a competitive advantage. United Financial provides Matrix Bank with market contacts for the purchase of mortgage loan portfolios that it may not otherwise have identified. The most significant advantage for both companies, however, is the financing opportunities that United Financial is able to refer to Matrix Bank directly from United Financial's clients. The opportunity for United Financial to refer its clients to an affiliate for financing provides Matrix Bank with an increased pipeline of lending opportunities and enables United Financial to provide more comprehensive services than many of its competitors.

  United Financial's affiliation with USS provides both companies with significant benefits. Disposition of foreclosed real estate on an outsourced basis through USS is another service that United Financial can provide its clients. Management considers the referrals and contacts that United Financial provides USS to be a marketing advantage, which has allowed USS to develop a client base more quickly than it could have otherwise. In addition, Matrix Financial outsources all of the disposition of foreclosed real estate that it services to USS. This affiliation with USS allows Matrix Financial to reduce its overhead and has turned the disposition function from a net cost to the Company to a revenue producer.

  Another strategic affiliation within the Company is the one that exists between Matrix Financial and Matrix Bank. Prior to the acquisition of Matrix Bank, the custodial escrow deposits related to Matrix Financial's mortgage loan servicing portfolio were used as compensating balances with the Company's warehouse lenders, which reduced the interest rate on the amounts outstanding under the warehouse lines of credit to the extent of the compensating balances or the Company's loan balances outstanding, whichever was less. The benefit of the custodial escrow deposits, therefore, was limited to the amounts outstanding under the warehouse lines and the reduction in interest negotiated for the use of these compensating balances. Since its acquisition, Matrix Bank has acted as the depository institution for all of Matrix Financial's custodial escrow deposits. This relationship allows the Company to derive the full benefit from these custodial escrow deposits. The deposits are invested in interest-earning residential mortgage loans at returns greater than historically had been realized by depositing these sums as compensating balances with the Company's warehouse lenders. Prior to the acquisition of Matrix Bank, Matrix Financial also purchased and sold bulk residential mortgage loan packages, a function that is now handled primarily through Matrix Bank. This activity as previously conducted by Matrix Financial was limited due to the lack of availability and expensive cost of the short-term financing needed to purchase and carry such portfolios. If financing was not available, Matrix Financial attempted to arrange the simultaneous purchase and sale of the same portfolio. Transactions executed in this manner prohibited the Company from earning interest income during the period between the purchase and corresponding sale and also resulted in an inefficient execution on the purchase and sale. With Matrix Bank's funding capabilities, the Company is able to react to mortgage loan purchase opportunities more quickly and, once the mortgage loan portfolio has been purchased, the Company is able to hold the portfolio at lower cost than would otherwise be possible.

  In addition to servicing its own portfolio of mortgage servicing rights, Matrix Financial performs the servicing function for all of Matrix Bank's mortgage servicing portfolio. Because of the economics of scale achieved with Matrix Financial's management information systems and its experience in the servicing industry, management believes that these loans are serviced more efficiently and at less cost than could normally be achieved by an institution of Matrix Bank's size. Moreover, Matrix Financial's expertise in the servicing arena facilitates the purchase by Matrix Bank of bulk loan portfolios throughout the country.

  Matrix Financial's servicing portfolio includes mortgage loans owned by more than 200 private investors. Matrix Financial routinely contacts these investors to determine their interest in selling their loan portfolios. In those instances where a private investor expresses interest in selling a loan portfolio, Matrix Financial is able to make a referral to Matrix Bank. In many cases, this referral puts Matrix Bank in a position of purchasing loans without having to participate in a competitive bid process. In addition, with Matrix Financial acting as servicer for these loan portfolios, Matrix Bank is able to perform due diligence on the portfolios more efficiently and at a lower cost than transactions executed in the open market.

COMPARISON OF RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income decreased $315,000, or 20.3%, to $1.2 million for the six months ended June 30, 1996, as compared to $1.6 million for the six months ended June 30, 1995. The decrease in net income reflects a $1.9 million secondary marketing loss that occurred in March 1996. See "--Loan Origination." Return on average equity decreased to 25.2% for the six months ended June 30, 1996, as compared to 51.1% for the six months ended June 30, 1995. Return on average equity decreased due to the decrease in net income and due to the Company's policy of retaining all of its earnings, thereby increasing its equity base.

  NET INTEREST INCOME. The Company's earnings depend in part upon the level of its net interest income. Net interest income is the difference between interest income, principally derived from the Company's loan portfolios, and interest expense, principally derived from customer deposits and Company borrowings. Changes in net interest income result primarily from changes in volume and spread. Volume refers to the average dollar amount of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest income before provision for loan losses increased $970,000, or 58.4%, to $2.6 million for the six months ended June 30, 1996, as compared to $1.7 million for the six months ended June 30, 1995. The increase was attributable primarily to the increase in the interest rate spread, which increased to 2.54% for the six months ended June 30, 1996, as compared to 1.56% for the six months ended June 30, 1995. The increase in the interest rate spread was a result of an increase in the yield on interest-earning assets to 9.40% for the six months ended June 30, 1996, as compared to 7.99% for the six months ended June 30, 1995. The increase in the yield on interest-earning assets was primarily due to an increase in short-term interest rates, which resulted in an increased yield on the Company's adjustable rate loan portfolio. The effect of the increase in the yield on interest-earning assets was partially offset by an increase in the cost on interest-bearing liabilities to 6.86% for the six months ended June 30, 1996, as compared to 6.43% for the six months ended June 30, 1995. The increase in the cost of interest-bearing liabilities was due primarily to an increase in the balance and cost of certificates of deposit at Matrix Bank and the 13% Senior Subordinated Notes issued in the last quarter of 1995.

  The increase in interest income attributable to the increase in interest rate spread was partially offset by a change in volume of interest-earning assets and interest-bearing liabilities. The average balance of interest-bearing liabilities increased $76.9 million, or 95.8%, to $157.3 million for the six months ended June 30, 1996, as compared to $80.4 million for the six months ended June 30, 1995. The increase in the average balance of interest-bearing liabilities was primarily attributable to the increase in FHLB borrowings and borrowed money. The proceeds from the FHLB borrowings were used to fund growth at Matrix Bank and the proceeds from borrowed money were used to fund an increase in wholesale originations. The increase in the average balance of interest-bearing liabilities was partially offset by an increase in the average balance of interest-earning assets of $64.7 million, or 60.9%, to $170.9 million for the six months ended June 30, 1996, as compared to $106.2 million for the six months ended June 30, 1995. The increase in the average balance of interest-earning assets was due to an increase in the volume of wholesale loan originations and an increase in the aggregate outstanding principal balances of loans held by Matrix Bank, which was consistent with the Company's objective of growing the assets of Matrix Bank. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "--Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN LOSSES. The provision for loan losses is an amount charged to expense to provide for estimated losses that may occur in the future on existing loans. In order to determine the amount of the provision, the Company conducts a monthly review of its loan portfolio and a quarterly evaluation of the adequacy of its valuation reserves. This systematic evaluation includes an allocation of the valuation reserve to each loan category, based on pre-determined loss reserve factors. For example, a higher loss reserve factor is applied against commercial real estate loans than residential loans. Within each loan category, the loans are further stratified by delinquency. Loss reserve factors are higher on delinquent loans than performing loans. This evaluation also takes into consideration current economic and market conditions, loan portfolio growth, monthly loan losses and recoveries, changes in non-performing loans and the current loan collateral values. The provision for loan losses increased $67,000, or 78.8%, to $152,000 for the six months ended June 30, 1996, as compared to $85,000 for the six months ended June 30, 1995. This increase was primarily attributable to the increase in the size of the Company's loan portfolio during the six months ended June 30, 1996. For a discussion of the Company's allowance for loan losses as it relates to nonperforming assets, see "--Asset and Liability Management--Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees represent service fees and other income earned from servicing loans for various investors. Loan administration fees include service fees that are based on a contractual percentage of the outstanding principal balance on loans serviced plus late fees and other ancillary charges. Income is recognized when the related payments are received. Loan administration fees increased $1.1 million, or 32.0%, to $4.6 million for the six months ended June 30, 1996, as compared to $3.5 million for the six months ended June 30, 1995. This increase resulted primarily from the increase in the average outstanding principal balances underlying the Company's mortgage servicing rights portfolio for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995.

  BROKERAGE. Brokerage fees decreased $1.1 million, or 34.2%, to $1.9 million for the six months ended June 30, 1996, as compared to $3.0 million for the six months ended June 30, 1995. This decrease was attributable primarily to the implementation by the mortgage banking industry of FAS 122, effective January 1, 1996. For a discussion of FAS 122, see "Regulation and Supervision--FAS 122." The volume of residential mortgage servicing portfolios brokered, in terms of aggregate unpaid principal balances on the underlying loans, decreased $5.9 billion, or 31.9%, to $12.6 billion for the six months ended June 30, 1996, as compared to $18.5 billion for the six months ended June 30, 1995. The decrease occurred in the first quarter of 1996, as mortgage banking firms and financial institutions deferred servicing sales pending their review of the impact of FAS 122 on their operations. Beginning with the second quarter of 1996, the Company experienced increased volume of sales of servicing and does not anticipate that FAS 122 will have a significant effect on the Company's brokerage activities in the foreseeable future.

  GAIN ON SALE OF LOANS AND MORTGAGE-BACKED SECURITIES. Gain on sale of mortgage loans and mortgage-backed securities decreased by $468,000, or 35.5%, to $852,000 for the six months ended June 30, 1996, as compared to $1.3 million for the six months ended June 30, 1995. The decrease of $468,000 was primarily attributable to the mix and the amount of the loan portfolios that the Company sold. Gain on sale of loans can fluctuate significantly from quarter to quarter and from year to year based on a variety of factors, such as the current interest rate environment, the supply of loan portfolios in the market, the mix of loan portfolios available in the market, the type of loan portfolios the Company purchases and the particular loan portfolios the Company elects to sell. The gains from loan sales occur predominantly at Matrix Bank. The Company's strategy has been and will continue to be to attempt to match its purchases and sales while managing its desired growth. The strategy of matching the Company's purchases and sales while growing the assets of Matrix Bank allows the Company to leverage the bank's capital and increase net interest income. See "Business--Purchase and Sale of Bulk Loan Portfolios."

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on sale of mortgage servicing rights increased $901,000, or 474.2%, to $1.1 million for the six months ended June 30, 1996, as compared to $190,000 for the six months ended June 30, 1995. This increase resulted primarily from the sale of two portfolios of servicing rights that occurred in June 1996. In terms of aggregate outstanding principal balances of mortgage loans underlying such servicing rights, the Company sold $390.5 million in purchased mortgage servicing rights for the six months ended June 30, 1996 as compared to $15.6 million in mortgage servicing rights for the six months ended June 30, 1995. The sales in June 1996 were undertaken primarily to generate cash flow and revenue in order to partially offset the secondary marketing loss incurred in March 1996. See "--Loan Origination."

  LOAN ORIGINATION. Loan origination income includes all mortgage loan origination fees, secondary marketing activity on new loan originations, servicing released premiums on new originations sold, net of outside origination costs. Loan origination income decreased $246,000, or 55.9%, to $194,000 for the six months ended June 30, 1996, as compared to $440,000 for the six months ended June 30, 1995.

  The decrease in loan origination income of $246,000 for the six months ended June 30, 1996, as compared to the six months ended June 30, 1995, was attributable primarily to a $1.9 million secondary marketing loss that occurred in March 1996, partially offset by an increase in other loan origination income resulting from an increase in loan origination volume of $256.7 million, or 220.7%, to $373.0 million for the six months ended June 30, 1996, as compared to $116.3 million for the six months ended June 30, 1995. The secondary marketing loss was attributable to the failure of a former officer of Matrix Financial to adhere to the hedging policies established by Matrix Financial's board of directors. These policies establish benchmarks for Matrix Financial's forward commitments to deliver loans or mortgage backed securities which are to be maintained against the pipeline and funded loans. In addition, these policies stipulate that all closed loans are to be fully hedged with forward commitments. The Company's hedging policies were not adhered to, resulting in certain of such closed loans not being adequately hedged, which resulted in a $1.9 million loss when interest rates increased dramatically in March 1996, thereby causing the funded loans and pipeline commitments to decline in market value. Had these policies been followed, the Company would still have recognized a loss, albeit significantly smaller, since it is difficult for the Company to be completely hedged when interest rates rapidly and significantly change. See "Risk Factors--Potential Adverse Effect of Fluctuating Interest Rates--Pipeline Loans."

  The Company has implemented several management and reporting changes to help ensure that the hedging policies established by Matrix Financial's board of directors are adhered to so as to mitigate secondary marketing losses in volatile interest rate markets. The management and reporting changes were made in two major areas. First, there was a reorganization of the reporting structure for the production division related to the Company's secondary marketing activities. A new Chief Lending Officer was hired to manage loan production and the related operations for Matrix Financial, and a new secondary marketing manager was hired to focus specifically on managing the interest rate risk of this business line. Second, the Company developed and implemented additional policies and procedures for production and secondary marketing activities to decrease the interest rate risk exposure of the Company.

  The Company also divided the reporting hierarchy for the production and secondary marketing responsibilities. The secondary marketing department has been relocated from Atlanta to Phoenix and reports directly to the finance division of Matrix Financial. This reduces the production pressures on secondary marketing and allows the Company to focus specifically on interest rate risk management. The reorganization and centralization of the secondary marketing department has been supplemented by the development of more formalized pipeline, interest rate risk management, hedging policies and procedures to further reduce secondary marketing risks. The secondary marketing manager provides daily analysis of loan pipeline, hedge positions and mark to market valuations to insure the Company's hedging policies are being followed. This analysis is reviewed daily with the Chief Financial Officer of Matrix Financial and a weekly summary is provided to the executive officers of Matrix Capital. New procedures and policies regarding loan lock policy, lock tracking and authorizations for lock extensions and pricing exceptions have been implemented. With these changes, the Company believes it has reduced the risk of significant secondary marketing losses such as the one experienced in March 1996.

  NON-INTEREST EXPENSE. Non-interest expense increased $1.8 million, or 22.8%, to $9.5 million for the six months ended June 30, 1996, as compared to $7.8 million for the six months ended June 30, 1995. This increase was primarily the result of the continued expansion and diversification of the Company's operations. The following table details the major components of non-interest expense for the periods indicated:

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
                                                               (IN THOUSANDS)
   Compensation and employee benefits........................ $  4,157 $  5,071
   Amortization of mortgage servicing rights.................      613    1,184
   Occupancy and equipment...................................      657      738
   Professional fees.........................................      232      176
   Data processing...........................................      246      273
   Other.....................................................    1,854    2,083
                                                              -------- --------
     Total................................................... $  7,759 $  9,525
                                                              ======== ========

  Compensation and employee benefits generally represent the largest component of non-interest expense for the Company. Compensation and employee benefits increased $914,000, or 22.0%, to $5.1 million for the six months ended June 30, 1996, as compared to $4.2 million for the six months ended June 30, 1995. The increase of $914,000 was a result of the Company's development and expansion of existing and new business lines, which resulted in a significant expansion in the Company's employee base. In June 1995, the Company started the operations of USS and expanded its employee base at Matrix Financial to handle the increase in wholesale loan originations; in January 1996, the Company opened a branch of Matrix Bank in Sun City, Arizona; and in May 1996, the Company acquired the operations of Sterling. All of the above expansion activities required additional personnel, which was the primary contributor to the increase in compensation and employee benefits (as compared to increases in salary and benefit levels). The Company had a total of 206 full time equivalent employees at June 30, 1996, as compared to 156 full time equivalent employees at June 30, 1995. In addition, much of the compensation incurred in connection with the Company's wholesale lending operations is based on commission. A portion of the increase in compensation and employee benefits during the six months ended June 30, 1996, therefore, was attributable to the increased volume of wholesale loan originations.

  Amortization of mortgage servicing rights fluctuates based on the size of the Company's mortgage servicing portfolio, the size of the Company's investment and the prepayment rates experienced with respect to the underlying mortgage loan portfolio from year to year. Amortization of mortgage servicing rights increased $571,000, or 93.1%, to $1.2 million for the six months ended June 30, 1996, as compared to $613,000 for the six months ended June 30, 1995. This increase was due to an increase in the average balance of the outstanding servicing portfolio and was partially offset by the lower prepayments experienced for the six months ended June 30, 1996 as compared to the six months ended June 30, 1995.

  Occupancy and equipment expenses increased $81,000, or 12.3%, to $738,000 for the six months ended June 30, 1996, as compared to $657,000 for the six months ended June 30, 1995. The increase was the result of the opening of a bank branch in Sun City, Arizona in January 1996, and the lease of office space for the operations of USS and Sterling.

  The remaining non-interest expense, which includes professional fees, data processing costs and other expenses, such as telephone, postage, advertising and insurance, increased $200,000, or 8.6%, to $2.5 million for the six months ended June 30, 1996 as compared to $2.3 million for the six months ended June 30, 1995. The increase was the result of the development and expansion of both existing and new business lines by the Company.

  PROVISIONS FOR INCOME TAXES. Provisions for income taxes decreased $130,000, or 13.4%, to $840,000 for the six months ended June 30, 1996, as compared to $970,000 for the six months ended June 30, 1995. The decrease was due to the decrease in pre-tax income. The two periods had effective tax rates of 40% and 39%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995 AND
1994

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income increased $915,000, or 34.6%, to $3.6 million for the year ended December 31, 1995, as compared to $2.6 million for the year ended December 31, 1994. Return on average equity decreased to 51.4% for the year ended December 31, 1995 as compared to 58.5% for the year ended December 31, 1994. The decrease in return on average equity was primarily due to the Company's policy of retaining all of its earnings, which increased its equity base.

  NET INTEREST INCOME. Net interest income before provision for loan losses decreased $453,000, or 11.4%, to $3.5 million for the year ended December 31, 1995, as compared to $4.0 million for the year ended December 31, 1994. The decrease for the year ended December 31, 1995 was attributable primarily to the increase in the Company's cost of interest-bearing liabilities, which increased to 7.14% for the year ended December 31, 1995, as compared to 5.16% for the year ended December 31, 1994. The increase in the cost of interest-bearing liabilities was primarily related to borrowings used to fund the increase in the mortgage loan originations. The Company's mortgage loan originations are funded through borrowings based on short-term interest rates. The interest rate spread between short-term interest rates and long-term interest rates generally was lower during the year ended December 31, 1995, as compared to the year ended December 31, 1994. The decrease occurred primarily because the cost of interest-bearing liabilities increased more rapidly than the yield on interest-earning assets. The effect of smaller spreads between long-term interest rates and short-term interest rates means generally that the Company earns less net interest income on its wholesale mortgage loan originations which, in turn, reduces its net interest margin (net interest income before provision for loan losses divided by average interest-earning assets). The Company's net interest margin decreased to 2.81% for the year ended December 31, 1995 as compared to 4.63% for the year ended December 31, 1994. The effect of the lower interest rate margin was partially offset by an increase in the Company's average interest-earning assets. The Company's average interest-earning assets increased $39.8 million, or 46.3%, to $125.9 million for the year ended December 31, 1995, as compared to $86.1 million for the year ended December 31, 1994. This increase was attributable primarily to the increase in the size of the Company's loan portfolio held for sale. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "-- Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN LOSSES. The provision for loan losses increased $185,000, or 85.6%, to $401,000 for the year ended December 31, 1995, as compared to $216,000 for the year ended December 31, 1994. This increase was attributable primarily to the corresponding increase in the size of the Company's loan portfolio. For a discussion of the Company's allowance for loan losses as it relates to nonperforming assets, see "--Asset and Liability Management-- Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees increased $823,000, or 11.9%, to $7.7 million for the year ended December 31, 1995, as compared to $6.9 million for the year ended December 31, 1994. This increase was attributable primarily to the increase in the average outstanding principal balance underlying the Company's mortgage servicing rights portfolio for the year ended December 31, 1995, as compared to the year ended December 31, 1994.

  BROKERAGE. Brokerage fees increased $770,000, or 19.2%, to $4.8 million for the year ended December 31, 1995, as compared to $4.0 million for the year ended December 31, 1994. The increase was primarily attributable to an increase in the volume of residential mortgage servicing portfolios brokered by United Financial. The balance of residential mortgage servicing portfolios brokered by United Financial, in terms of aggregate unpaid principal balances on the underlying loans, increased $3.7 billion, or 12.8%, to $32.6 billion for the year ended December 31, 1995, as compared to $28.9 billion for the year ended December 31, 1994.

  GAIN ON SALE OF LOANS AND MORTGAGE-BACKED SECURITIES. Gain on sale of mortgage loans and mortgage-backed securities increased by $1.7 million, or 105.8%, to $3.3 million for the year ended December 31, 1995, as compared to $1.6 million for the year ended December 31, 1994. The increase was attributable primarily to the type of loan portfolios that the Company was able to purchase during 1995. The Company's strategy has been and will continue to be to match its purchases and sales while managing its desired growth. Therefore, the increase of $1.7 million in gain on loan sales was attributable to the Company's loan purchases, which affect the mix and, to a limited extent, the amount of the loan portfolios that the Company sold.

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on sale of mortgage servicing rights increased $480,000, or 70.2%, to $1.2 million for the year ended December 31, 1995, as compared to $684,000 for the year ended December 31, 1994. This increase resulted primarily from one particular sale of mortgage servicing rights with aggregate unpaid principal balances of $16.2 million, resulting in a gain of $1.0 million. The servicing portfolio sold consisted of loans with non-standard payment accrual methodologies, including the Rule of 78s and daily simple interest accruals, and were secured by second liens. The sale allowed the Company to deploy the cash generated to purchase new servicing portfolios considered by the Company to be more conforming in nature and, thereby, enhance the efficiencies of the Company's servicing operations.

  LOAN ORIGINATION. Loan origination income increased $775,000, or 59.9%, to $2.1 million for the year ended December 31, 1995, as compared to $1.3 million for the year ended December 31, 1994. The increase of $775,000 was primarily the result of the increase in new loan origination volume experienced by Matrix Financial during 1995. The new loan origination volume increased $205.8 million, or 112.4%, to $388.9 million for the year ended December 31, 1995, as compared to $183.1 million for the year ended December 31, 1994.

  NON-INTEREST EXPENSE. Non-interest expense increased $2.8 million, or 20.0%, to $17.1 million for the year ended December 31, 1995, as compared to $14.3 million for the year ended December 31, 1994. This increase was primarily a result of the continued expansion and diversification of the Company's operations during 1995. The following table details the major components of non-interest expense for the periods indicated:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
   Compensation and employee benefits.......................... $ 7,719 $ 8,586
   Amortization of mortgage servicing rights...................   1,185   1,817
   Occupancy and equipment.....................................   1,067   1,124
   Professional fees...........................................     485     660
   Data processing.............................................     492     529
   Other.......................................................   3,331   4,420
                                                                ------- -------
     Total..................................................... $14,279 $17,136
                                                                ======= =======

  Compensation and employee benefits increased $867,000, or 11.2%, to $8.6 million for the year ended December 31, 1995, as compared to $7.7 million for the year ended December 31, 1994. The majority of the increase was directly related to the increase in the brokerage volume at United Financial and the loan origination volume at Matrix Financial. The majority of employees engaged in these activities are paid on a commission basis. The brokerage volume increased $3.7 billion, or 12.8%, and the loan originations increased $205.8 million, or 112.4%, which resulted in an increase in compensation of approximately $800,000. The remainder of the increase was the result of the Company's development and expansion of both existing and new business lines during 1995, which resulted in the expansion of the Company's employee base. The Company had a total of 163 full time equivalent employees at December 31, 1995 as compared to 153 full time equivalent at December 31, 1994.

  Amortization of mortgage servicing rights increased $632,000, or 53.3%, to $1.8 million for the year ended December 31, 1995, as compared to $1.2 million for the year ended December 31, 1994. This increase was due to the growth in the Company's average outstanding balance of servicing rights, but was partially offset by the slower rate of prepayments experienced during the year ended December 31, 1995, as compared to the year ended December 31, 1994.

  The remaining non-interest expense, which includes occupancy and equipment expenses, professional fees, data processing costs and other expenses, such as telephone, postage, advertising and insurance, increased $1.3 million, or 25.3%, to $6.7 million for the year ended December 31, 1995 as compared to $5.4 million for the year ended December 31, 1994. The increase was the result of the development and expansion of both existing and new business lines.

  PROVISIONS FOR INCOME TAXES. Provisions for income taxes increased $414,000, or 22.4%, to $2.3 million for the year ended December 31, 1995, as compared to $1.8 million for the year ended December 31, 1994. The increase was due to the increase in pre-tax income. The two periods had comparable effective tax rates of 39% and 41%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1994 AND
1993

  NET INCOME; RETURN ON AVERAGE EQUITY. Net income increased $940,000, or 55.1% to $2.6 million for the year ended December 31, 1994, as compared to $1.7 million for the year ended December 31, 1993. Return on average equity decreased to 58.5% for the year ended December 31, 1994, as compared to 88.4% for the year ended December 31, 1993. Return on average equity decreased due to the Company's policy of retaining all of its earnings, which increased its equity base.

  NET INTEREST INCOME. Net interest income before provision for loan losses increased $3.1 million, or 322.6%, to $4.0 million for the year ended December 31, 1994, as compared to $944,000 for the year ended December 31, 1993. The increase in the Company's net interest income was largely a result of the year ended December 31, 1994, including a full 12 months of operating results for Matrix Bank, as compared to the inclusion of only three months for the year ended December 31, 1993. The Company's average interest-earning assets increased $63.3 million, or 278.4%, to $86.1 million, as compared to $22.8 million for the year ended December 31, 1993. This increase was again attributable primarily to the year ended December 31, 1994, including a full 12 months of operations for Matrix Bank. The Company's net interest margin increased to 4.63% for the year ended December 31, 1994, as compared to 4.15% for the year ended December 31, 1993. The increase resulted primarily from the fact that the average balance of interest-earning assets increased greater than the average balance of interest-bearing liabilities. The average balance of interest-earning assets increased by $63.3 million, to $86.1 million for the year ended December 31, 1994, from $22.8 million for the year ended December 31, 1993, as compared to an increase in interest-bearing liabilities of $35.7 million, to $58.6 million for the year ended December 31, 1994, as compared to $22.9 million for the year ended December 31, 1993. The overall increase in both the interest-earning assets and interest bearing liabilities is the result of the year ended December 31, 1994 including a full 12 months for Matrix Bank. The greater increase in the average balance of interest-earning assets was a result of the effect of the noninterest bearing custodial balances maintained at Matrix Bank. For a tabular presentation of the changes in net interest income due to changes in volume of interest-earning assets and changes in interest rates, see "--Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes."

  PROVISION FOR LOAN LOSSES. The provision for loan losses increased $201,000 to $216,000 for the year ended December 31, 1994, as compared to $15,000 for the year ended December 31, 1993. This increase was primarily attributable to the increase in the size of the Company's loan portfolio for 1994, as compared to 1993. For a discussion of the Company's allowance for loan losses as it relates to nonperforming assets, see "--Asset and Liability Management--Nonperforming Assets."

  LOAN ADMINISTRATION. Loan administration fees increased $499,000, or 7.8%, to $6.9 million for the year ended December 31, 1994, as compared to $6.4 million for the year ended December 31, 1993. This increase was attributable primarily to the increase in the average outstanding principal balances underlying the Company's mortgage servicing rights portfolio for the year ended December 31, 1994, as compared to the year ended December 31, 1993.

  BROKERAGE. Brokerage fees increased $1.9 million, or 88.4%, to $4.0 million for the year ended December 31, 1994, as compared to $2.1 million for the year ended December 31, 1993. The increase was attributable primarily to an increase in the volume of residential mortgage servicing portfolios brokered by United Financial of $12.8 billion, or 79.5%, to $28.9 billion for the year ended December 31, 1994, as compared to $16.1 billion for the year ended December 31, 1993.

  GAIN ON SALE OF LOANS. Gain on sale of mortgage loans decreased by $771,000, or 32.7%, to $1.6 million for the year ended December 31, 1994, as compared to $2.4 million for the year ended December 31, 1993. The decrease was attributable primarily to the sale by the Company of fewer mortgage loans in 1994, as compared to 1993, consistent with the Company's objective of growing the balance sheet of Matrix Bank through the acquisition of bulk loan portfolios.

  GAIN ON SALE OF MORTGAGE SERVICING RIGHTS. Gain on sale of mortgage servicing rights increased $646,000 to $684,000 for the year ended December 31, 1994, as compared to $38,000 for the year ended December 31, 1993. This increase resulted primarily from two sale transactions, aggregating $112.4 million in unpaid principal balances or underlying loans, consummated in the year ended December 31, 1994, as compared to one insignificant transaction in the year ended December 31, 1993.

  LOAN ORIGINATION. Loan origination income increased $1.1 million, or 485.5%, to $1.3 million for the year ended December 31, 1994, as compared to $221,000 for the year ended December 31, 1993. The increase of $1.1 million was primarily attributable to the increase in new loan origination volume and pricing. The new loan origination volume increased $56.9 million, or 45.1%, to $183.1 million for the year ended December 31, 1994, as compared to $126.2 for the year ended December 31, 1993, which included only six months of wholesale loan originations because the Company commenced those operations in June 1993.

  NON-INTEREST EXPENSE. Non-interest expense increased $3.8 million, or 36.5%, to $14.3 million for the year ended December 31, 1994, as compared to $10.5 million for the year ended December 31, 1993. This increase was a result of the expansion and diversification in the Company's operations and, more specifically, the effect of the acquisition of Matrix Bank. The Company's operations include a full 12 months of operating results for Matrix Bank for the year ended December 31, 1994, as compared to only three months for the year ended December 31, 1993. The following table details the major components of non-interest expense for the periods indicated:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1993    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
   Compensation and employee benefits.......................... $ 4,605 $ 7,719
   Amortization of mortgage servicing rights...................   2,363   1,185
   Occupancy and equipment.....................................     585   1,067
   Professional fees...........................................     297     485
   Data processing.............................................     408     492
   Other.......................................................   2,206   3,331
                                                                ------- -------
     Total..................................................... $10,464 $14,279
                                                                ======= =======

  Compensation and employee benefits increased $3.1 million, or 67.6%, to $7.7 million for the year ended December 31, 1994, as compared to $4.6 million for the year ended December 31, 1993. The increase of $3.1 million was a result the growth that the Company experienced, primarily as a result of the acquisition of Matrix Bank. The Company had a total of 153 full time equivalent employees at December 31, 1994, as compared to 117 full time equivalent employees at December 31, 1993.

  Amortization of mortgage servicing rights decreased $1.2 million, or 49.9%, to $1.2 million for the year ended December 31, 1994, as compared to $2.4 million for the year ended December 31, 1993. This decrease was primarily due to a significant decrease in the rate of prepayments and was partially offset by marginal growth in the Company's outstanding balance of servicing rights.

  Occupancy and equipment expenses increased $482,000, or 82.4%, to $1.1 million for the year ended December 31, 1994, as compared to $585,000 for the year ended December 31, 1993. The increase was primarily the result of the growth that the Company experienced, including the addition of the facilities and equipment utilized by Matrix Bank.

  The remaining non-interest expense which includes professional fees, data processing costs and other expenses, such as telephone, postage, advertising and insurance, increased $1.4 million, or 48.0%, to $4.3 million for the year ended December 31, 1994, as compared to $2.9 million for the year ended December 31, 1993. The increase was a result of the development and expansion of both existing and new business lines and the acquisition of Matrix Bank in September 1993.

  PROVISIONS FOR INCOME TAXES. Provisions for income taxes increased $1.4 million, or 356.9%, to $1.8 million for the year ended December 31, 1994, as compared to $404,000 for the year ended December 31, 1993. The increase was due to the increase in pre-tax income for 1994, as well as the fact that United Financial and Matrix Financial had elected for the first six months of 1993 to be treated as subchapter "s" corporations with the prior shareholders being responsible for the related tax liability. As part of the formation of Matrix Capital, these corporations were converted to "c" corporations and were taxed accordingly for the second half of 1993. The transition of United Financial and Matrix Financial from subchapter "s" to subchapter "c" corporations in June 1993 resulted in the Company having an effective tax rate of 19% in 1993 as compared to 41% in 1994.

AVERAGE BALANCE SHEET

  The following table sets forth for the periods and as of the dates indicated information regarding the Company's average balances of assets and liabilities as well as the dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities and the resultant yields or costs. Average interest rate information for the six months ended June 30, 1995 and 1996 has been annualized. Ratio, yield and rate information are based on average daily balances where available; otherwise, average monthly balances have been used. Nonaccrual loans are included in the calculation of average balances for loans for the periods indicated.

                                                  YEAR ENDED DECEMBER 31,
                        -------------------------------------------------------------------------------
                                  1993                      1994                       1995
                        ------------------------- -------------------------  --------------------------
                        AVERAGE           AVERAGE AVERAGE           AVERAGE  AVERAGE            AVERAGE
                        BALANCE  INTEREST  RATE   BALANCE  INTEREST  RATE    BALANCE   INTEREST  RATE
                        -------  -------- ------- -------  -------- -------  --------  -------- -------
                                                                            (DOLLARS IN THOUSANDS)
 ASSETS
 Interest-earning
 assets:
 Loans receivable,
 net of
 discounts........      $18,608   $1,647    8.85% $79,393   $6,681    8.42%  $121,206  $10,412    8.59%
 Mortgage-backed
 securities.......          --       --      --       --       --      --         --       --      --
 Interest-earning
 deposits.........        3,991      100    2.51    5,974      299    5.01      3,381      232    6.86
 FHLB stock.......          151        4    2.65      716       35    4.89      1,321       86    6.51
                        -------   ------   -----  -------   ------  ------   --------  -------  ------
  Total interest-
  earning assets..       22,750    1,751    7.70   86,083    7,015    8.15    125,908   10,730    8.52
 Non-interest
 earning assets:
 Cash.............          844                     1,618                       2,046
 Allowance for
 loan losses......         (168)                     (690)                       (836)
 Premises and
 equipment........        1,211                     3,639                       4,909
 Other assets.....        9,653                     7,624                      17,611
                        -------                   -------                    --------
  Total
  noninterest
  earning assets..       11,540                    12,191                      23,730
                        -------                   -------                    --------
  Total assets....      $34,290                   $98,274                    $149,638
                        =======                   =======                    ========
 LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
 Interest-bearing
 liabilities:
 Passbook
 accounts.........      $   908       17    1.87  $ 2,788       72    2.58   $  2,394       85    3.55
 Money market and
 negotiable order
 of withdrawal
 ("NOW") accounts..       3,713       72    1.94    9,481      271    2.86      8,320      292    3.51
 Certificates of
 deposit..........       10,888      304    2.79   29,273    1,138    3.89     33,332    1,807    5.42
 FHLB borrowings..          271        9    3.32    3,071      213    6.94     17,662    1,113    6.30
 Borrowed money...        7,090      405    5.71   14,008    1,332    9.51     39,021    3,897    9.98
                        -------   ------   -----  -------   ------  ------   --------  -------  ------
  Total interest-
  bearing
  liabilities.....       22,870      807    3.53   58,621    3,026    5.16    100,729    7,194    7.14
                        -------   ------   -----  -------   ------  ------   --------  -------  ------
 Noninterest
 bearing
 liabilities:
 Demand deposits
 (including
 custodial escrow
 balances)........        5,186                    30,559                      35,794
 Other
 liabilities......        4,305                     4,570                       6,184
                        -------                   -------                    --------
 Total noninterest
 bearing
 liabilities......        9,491                    35,129                      41,978
 Shareholders'
 equity...........        1,929                     4,524                       6,931
                        -------                   -------                    --------
  Total
  liabilities and
  shareholders'
  equity..........      $34,290                   $98,274                    $149,638
                        =======                   =======                    ========
 Net interest
 income before
 provision for
 loan losses......                $  944                    $3,989                     $ 3,536
                                  ======                    ======                     =======
 Interest rate
 spread...........                          4.17%                     2.99%                       1.38%
                                           =====                    ======                      ======
 Net interest
 margin...........                          4.15%                     4.63%                       2.81%
                                           =====                    ======                      ======
 Ratio of average
 interest-earning
 assets to average
 interest-
 bearing liabilities..                     99.48%                   146.85%                     125.00%
                                           =====                    ======                      ======


                                   SIX MONTHS ENDED JUNE 30,
                      ------------------------------------------------------
                                1995                        1996
                      --------------------------  --------------------------
                      AVERAGE            AVERAGE  AVERAGE            AVERAGE
                      BALANCE   INTEREST  RATE    BALANCE   INTEREST  RATE
                      --------  -------- -------  --------  -------- -------

ASSETS
Interest-earning
assets:
Loans receivable,
net of
discounts........     $102,082   $4,092    8.02%  $160,380   $7,713    9.62%
Mortgage-backed
securities.......          --       --      --       3,487      134    7.69
Interest-earning
deposits.........        2,986      115    7.70      4,612      112    4.86
FHLB stock.......        1,169       38    6.50      2,453       72    5.87
                      --------   ------  ------   --------   ------  ------
 Total interest-
 earning assets..      106,237    4,245    7.99    170,932    8,031    9.40
Non-interest
earning assets:
Cash.............        2,025                       2,346
Allowance for
loan losses......         (896)                       (978)
Premises and
equipment........        4,670                       6,277
Other assets.....       14,327                      22,985
                      --------                    --------
 Total
 noninterest
 earning assets..       20,126                      30,630
                      --------                    --------
 Total assets....     $126,363                    $201,562
                      ========                    ========
LIABILITIES AND
SHAREHOLDERS'
EQUITY
Interest-bearing
liabilities:
Passbook
accounts.........     $  2,496       46    3.69   $  2,415       40    3.31
Money market and
negotiable order
of withdrawal
("NOW") accounts..       7,928      128    3.23     11,929      233    3.91
Certificates of
deposit..........       31,256      771    4.93     44,225    1,288    5.82
FHLB borrowings..       15,458      494    6.39     34,416      976    5.67
Borrowed money...       23,221    1,144    9.85     64,359    2,862    8.89
                      --------   ------  ------   --------   ------  ------
 Total interest-
 bearing
 liabilities.....       80,359    2,583    6.43    157,344    5,399    6.86
                      --------   ------  ------   --------   ------  ------
Noninterest
bearing
liabilities:
Demand deposits
(including
custodial escrow
balances)........       33,779                      28,518
Other
liabilities......        6,144                       5,856
                      --------                    --------
Total noninterest
bearing
liabilities......       39,923                      34,374
Shareholders'
equity...........        6,081                       9,844
                      --------                    --------
 Total
 liabilities and
 shareholders'
 equity..........     $126,363                    $201,562
                      ========                    ========
Net interest
income before
provision for
loan losses......                $1,662                      $2,632
                                 ======                      ======
Interest rate
spread...........                          1.56%                       2.54%
                                         ======                      ======
Net interest
margin...........                          3.13%                       3.08%
                                         ======                      ======
Ratio of average
interest-earning
assets to average
interest-
bearing liabilities..                    132.20%                     108.64%
                                         ======                      ======

ANALYSIS OF CHANGES IN NET INTEREST INCOME DUE TO CHANGES IN INTEREST RATES AND VOLUMES

  The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                               YEAR ENDED            YEAR ENDED           SIX MONTHS ENDED
                              DECEMBER 31,          DECEMBER 31,              JUNE 30,
                              1994 VS 1993          1995 VS 1994            1995 VS 1996
                          ---------------------- ---------------------  ----------------------
                           INCREASE (DECREASE)   INCREASE (DECREASE)    INCREASE (DECREASE)
                            DUE TO CHANGE IN      DUE TO CHANGE IN        DUE TO CHANGE IN
                          ---------------------- ---------------------  ----------------------
                          VOLUME  RATE    TOTAL  VOLUME  RATE   TOTAL   VOLUME   RATE   TOTAL
                          ------ -------  ------ ------  -----  ------  ------  ------  ------
                                                  (IN THOUSANDS)
Interest-earning assets:
 Loans receivable, net
  of discounts..........  $5,380 $  (346) $5,034 $3,519  $ 212  $3,731  $2,337  $1,284  $3,621
 Mortgage-backed securi-
  ties..................     --      --      --     --     --      --      --      134     134
 Interest-earning depos-
  its...................      50     149     199   (130)    63     (67)     63     (66)     (3)
 FHLB stock.............      15      16      31     30     21      51      42      (8)     34
                          ------ -------  ------ ------  -----  ------  ------  ------  ------
 Total interest-earning
  assets................   5,445    (181)  5,264  3,419    296   3,715   2,442   1,344   3,786
                          ------ -------  ------ ------  -----  ------  ------  ------  ------
Interest-bearing liabil-
 ities:
 Passbook accounts......      35      20      55    (10)    23      13      (1)     (5)     (6)
 Money market and NOW
  accounts..............     112      87     199    (33)    54      21      65      40     105
 Certificates of depos-
  it....................     513     321     834    158    512     670     320     197     517
 FHLB advances..........      93     111     204  1,012   (112)    900     606    (124)    482
 Borrowed money.........     395     532     927  2,378    186   2,564   2,027    (309)  1,718
                          ------ -------  ------ ------  -----  ------  ------  ------  ------
 Total interest-bearing
  liabilities...........   1,148   1,071   2,219  3,505    663   4,168   3,017    (201)  2,816
                          ------ -------  ------ ------  -----  ------  ------  ------  ------
Change in net interest
 income before provision
 for loan losses........  $4,297 $(1,252) $3,045 $  (86) $(367) $ (453) $ (575) $1,545  $  970
                          ====== =======  ====== ======  =====  ======  ======  ======  ======

ASSET AND LIABILITY MANAGEMENT

  GENERAL. The Company's objective is to structure its operations to derive the majority of its revenues and earnings from non-interest income. However, a portion of the Company's revenues and net income are derived from net interest income and, accordingly, the Company strives to manage its interest-earning assets and interest-bearing liabilities to generate what management believes to be an appropriate contribution from net interest income. Asset and liability management seeks to control the variability of the Company's performance due to changes in interest rates. The Company continually attempts to achieve an appropriate relationship between rate sensitive assets and rate sensitive liabilities. The Company has responded to interest rate volatility by developing and implementing asset and liability management strategies designed to increase its non-interest income and improve the match between interest-earning assets and interest-bearing liabilities. These strategies include:

  . Utilizing mortgage servicing rights as a source of non-interest income and as a countermeasure against the decline in the value of mortgage loans during a rising interest rate environment. Increases in interest rates tend to increase the value of mortgage servicing rights because of the resulting decrease in prepayment rates on the underlying loans;

  . Increasing the non-interest bearing custodial escrow balances related to the Company's mortgage servicing rights;

  . Increasing focus on lines of business that are less interest rate sensitive, such as brokerage activities and real estate disposition;

  . Maintaining a wholesale loan origination operation. Wholesale originations provide a form of hedge against the balance of mortgage loan servicing rights. In a decreasing interest rate environment, the value of the servicing portfolio tends to decrease due to increased prepayments of the underlying loans. During this same period, however, the volume of loan originations generally increases;

  . Originating and purchasing adjustable rate mortgages and selling newly originated fixed rate residential mortgages in the secondary market;

  . Increasing emphasis on the origination of consumer loan products, which tend to have higher interest rates with shorter loan maturities than residential mortgage loans; and

  . Increasing retail deposits, which are less susceptible to changes in interest rates than other funding sources.

  LENDING ACTIVITIES. A significant part of the Company's asset and liability management is monitoring the composition of the Company's loan portfolio, including the corresponding maturities. The table below sets forth the composition of the Company's loan portfolio by loan type as of the dates indicated. The amounts in the table below are shown net of discounts and other deductions.

                                            AS OF DECEMBER 31,
                             --------------------------------------------------
                                  1993             1994              1995
                             ---------------  ---------------  ----------------
                             AMOUNT  PERCENT  AMOUNT  PERCENT   AMOUNT  PERCENT
                             ------- -------  ------- -------  -------- -------
                                          (DOLLARS IN THOUSANDS)
Residential................  $65,858  86.10%  $80,010  89.56%  $127,924  92.80%
Multi-family and commercial
 real estate...............    7,813  10.21     7,518   8.41      7,544   5.47
Construction...............      125   0.16       106   0.12         78   0.06
Consumer...................    3,238   4.23     2,434   2.72      3,245   2.35
                             ------- ------   ------- ------   -------- ------
  Total loans..............   77,034 100.70    90,068 100.81    138,791 100.68
Less allowance for loan
 losses....................      538   0.70       728   0.81        943   0.68
                             ------- ------   ------- ------   -------- ------
Loans receivable, net......  $76,496 100.00%  $89,340 100.00%  $137,848 100.00%
                             ======= ======   ======= ======   ======== ======

  The following table presents the aggregate maturities of loans in each major category of the Company's loan portfolio as of December 31, 1995. Loans held for sale are classified as maturing within one year due to the Company's expectation of selling the loans within one year. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments or the timing of loan sales.

                                               AS OF DECEMBER 31, 1995
                                       ---------------------------------------
                                       LESS THAN   ONE TO   OVER FIVE
                                       ONE YEAR  FIVE YEARS   YEARS    TOTAL
                                       --------- ---------- --------- --------
                                                   (IN THOUSANDS)
Residential........................... $119,158    $1,591    $ 7,175  $127,924
Multi-family and commercial real
 estate...............................      173       855      6,516     7,544
Construction..........................       78       --         --         78
Consumer..............................      353     1,449      1,443     3,245
                                       --------    ------    -------  --------
  Total loans......................... $119,762    $3,895    $15,134  $138,791
                                       ========    ======    =======  ========

  NONPERFORMING ASSETS. As part of asset and liability management, the Company monitors nonperforming assets ("NPAs") on a monthly basis. NPAs consist primarily of nonaccrual loans and foreclosed real estate. Loans are placed on nonaccrual when full payment of principal or interest is in doubt, or when they are past due 90 days as to either principal or interest. Foreclosed real estate arises primarily through foreclosure on mortgage loans owned. The following table sets forth the Company's NPAs as of the dates indicated:

                                                     AS OF
                                -----------------------------------------------
                                DECEMBER 31, DECEMBER 31, DECEMBER 31, JUNE 30,
                                    1993         1994         1995       1996
                                ------------ ------------ ------------ --------
                                            (DOLLARS IN THOUSANDS)
Nonaccrual mortgage loans.....     $  657       $3,275       $5,523     $3,958
Nonaccrual consumer loans.....        196           39           15        134
                                   ------       ------       ------     ------
  Total nonperforming loans...        853        3,314        5,538      4,092
Foreclosed real estate........        726          543          835      1,093
                                   ------       ------       ------     ------
  Total nonperforming assets..     $1,579       $3,857       $6,373     $5,185
                                   ======       ======       ======     ======
Total nonperforming assets to
 total assets.................       1.65%        3.44%        3.62%      2.54%
Total nonperforming loans to
 total loans..................       1.11%        3.68%        3.99%      2.93%
Ratio of allowance for loan
 losses to total non-
 performing loans.............      63.07%       21.97%       17.03%     25.86%
Interest income on non-
 performing loans not included
 in interest income...........     $   23       $  140       $  156     $   39

  As of June 30, 1996, the Company had no accruing loans that were contractually past due 90 days or more. The increase in nonaccrual loans during 1994 and 1995 was primarily attributable to purchases by Matrix Bank of bulk residential loan portfolios in those years. As part of its business strategy, Matrix Bank purchases at a discount loans that have had delinquencies in the past. Due to the past delinquency problems, there is often an increase in delinquencies after the loans are purchased as a result of the servicing being transferred to the Company. The Company's experience has been that it generally takes 90 to 120 days after the servicing transfer to see an improvement in the delinquency statistics. See "Business--Purchase and Sale of Bulk Loan Portfolios."

  The prior delinquency and anticipated future delinquencies are taken into consideration in the pricing of the loans acquired. The Company generally purchases such loans at significant discounts and, in some instances, receives recourse or credit enhancement from the seller to further reduce the Company's risk of loss associated with the loans' nonaccrual status. See "Business-- Purchase and Sale of Bulk Loan Portfolios." At June 30, 1996, $3.7 million, or 90.60%, of the nonaccrual loans were loans that were purchased in bulk loan portfolios and remain classified as "held for sale." Total loans held for sale at June 30, 1996, were $118.9 million, of which $3.7 million or 3.1% were nonaccrual loans. However, against the $118.9 million of total loans held for sale, the Company has $5.4 million of purchase discounts plus an additional $1.8 of credit enhancements related to specific segments of the loan portfolio.

  The percentage of the allowance for loan losses to nonaccrual loans varies widely due to the nature of the Company's portfolio of mortgage loans, which are collateralized primarily by residential real estate. The Company analyzes the collateral for each nonperforming mortgage loan to determine potential loss exposure. In conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. See "--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995."

  ANALYSIS OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth information regarding changes in the Company's allowance for loan losses for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993     1994      1995
                                                     -------  -------  --------
                                                      (DOLLARS IN THOUSANDS)
Balance at beginning of period.....................  $   --   $   538  $    728
Charge-offs:
  Real estate-mortgage.............................       33       26       198
  Real estate-construction.........................      --       --         35
  Consumer.........................................      --       --          7
                                                     -------  -------  --------
    Total charge-offs..............................       33       26       240
Recoveries:
  Real estate-mortgage.............................      --       --          5
  Consumer.........................................      --       --         49
                                                     -------  -------  --------
    Total recoveries...............................      --       --         54
                                                     -------  -------  --------
Net charge-offs....................................       33       26       186
Provision for loan losses charged to operations....       15      216       401
Allowance for loan losses established in connection
 with the acquisition of Matrix Bank...............      556      --        --
                                                     -------  -------  --------
Balance at end of period...........................  $   538  $   728  $    943
                                                     =======  =======  ========
Ratio of net charge-offs to average loans..........      .18%     .03%      .15%
                                                     =======  =======  ========
Average loans outstanding during the period........  $18,608  $79,393  $121,206
                                                     =======  =======  ========

  The allowance for loan losses is increased by the provision for loan losses (which is charged to operations) for particular loans where management considers ultimate collection to be questionable. The allowance for loan losses is calculated, in part, based on historical loss experience. In addition, management takes into consideration other factors such as certain qualitative evaluations of individual classified assets, trends in the portfolio, geographic and portfolio concentrations, new products or markets, evaluations of the changes in the historical loss experience component, and projections of this component into the current and future periods based on current knowledge and conditions. Due to the nature of the Company's loan portfolio, substantially all of the allowance for loan losses relates to residential loans. The ratio of the allowance for loan losses to total loans was .70%, .81%, .68% and .76% at December 31, 1993, 1994 and 1995 and at June
30, 1996, respectively. The allowance for loan losses is reduced by loans charged off, net of recoveries.

  RISK SENSITIVE ASSETS AND LIABILITIES. A traditional indicator of interest rate risk is gap analysis. Gap analysis focuses on the difference (or gap) between available repricing opportunities for assets and liabilities within defined time periods. If the dollar amount of interest rate sensitive assets is closely matched with the dollar amount of interest rate sensitive liabilities in a given period, then the changes in interest income and interest expense over this time frame should also be closely matched.

  The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap, of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 1995. The amounts in the table are derived from internal data of the Company and could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition. Loans held for sale are classified as maturing within one year due to the Company's expectation of selling its loans held for sale within one year.

                                         ESTIMATED MATURITY OR REPRICING
                          ---------------------------------------------------------------
                                          THREE MONTHS TO
                          LESS THAN THREE    LESS THAN    ONE TO FIVE     OVER
                              MONTHS         ONE YEAR        YEARS     FIVE YEARS  TOTAL
                          --------------- --------------- -----------  ---------- -------
                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Fixed-rate loans.......     $    599        $ 57,120      $  2,514     $ 4,689   $64,922
 Adjustable-rate loans..        7,548          66,057           264         --     73,869
 Interest-earning
  deposits..............        5,586             --            --          --      5,586
 FHLB stock.............        1,954             --            --          --      1,954
                             --------        --------      --------     -------   -------
  Total interest-earning
   assets...............       15,687         123,177         2,778       4,689   146,331
Interest-bearing
 liabilities:
 Passbook, NOW and money
  market accounts.......       12,357             --            --          --     12,357
 Certificates of deposit
  over $100,000.........          516             843           527         --      1,886
 Other certificates of
  deposit...............        6,337          16,672        11,625         --     34,634
 FHLB borrowings........       19,000             --            --          --     19,000
 Short term borrowings..       47,416             188           --          --     47,604
 Other borrowings.......          358           2,167        11,636       3,328    17,489
                             --------        --------      --------     -------   -------
  Total interest-bearing
   liabilities..........       85,984          19,870        23,788       3,328   132,970
                             --------        --------      --------     -------   -------
Interest rate gap.......     $(70,297)       $103,307      $(21,010)    $ 1,361   $13,361
                             ========        ========      ========     =======   =======
Cumulative interest rate
 gap....................     $(70,297)       $ 33,010      $ 12,000     $13,361
Gap/assets ratio........       (48.04)%         70.60%       (14.36)%       .93%
Cumulative gap/assets
 ratio..................       (48.04)%         22.56%         8.20%       9.13%

  Gap analysis attempts to capture interest rate risk, which is attributable to the mismatching of interest rate sensitive assets and liabilities. The actual impact of interest rate movements on the Company's net interest income may differ from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements, the repricing characteristics of various on and off-balance sheet instruments, as well as competitive pressures. These factors are not fully reflected in the foregoing gap analysis and, as a result, the gap report may not provide a complete assessment of the Company's interest rate risk.

  The generally positive cumulative gap value means that over the periods indicated the assets of the Company will reprice slightly faster than the Company's liabilities. This means generally that, in a rising interest rate environment, net interest income can be expected to increase and that, in a declining interest rate environment, net interest income can be expected to decrease.

  SHORT-TERM BORROWINGS. A primary function of asset and liability management is to assure adequate liquidity. In addition to cash and cash equivalents, the Company relies heavily on short-term borrowing capabilities for liquidity and as funding vehicle. The primary sources for short-term borrowing are the FHLB for Matrix Bank and unaffiliated financial institutions for Matrix Financial. See "--Liquidity and Capital Resources."

  The following table sets forth a summary of the short-term borrowings of the Company during 1993, 1994 and 1995 and as of the end of each such period:

                            AMOUNT         AVERAGE         MAXIMUM       WEIGHTED         WEIGHTED
                          OUTSTANDING       AMOUNT       OUTSTANDING AVERAGE INTEREST AVERAGE INTEREST
                              AT         OUTSTANDING       AT ANY      RATE DURING        RATE AT
                           YEAR END   DURING THE YEAR(1)  MONTH END      THE YEAR         YEAR END
                          ----------- ------------------ ----------- ---------------- ----------------
                                                     (DOLLARS IN THOUSANDS)
At or for the year ended
 December 31, 1993:
  FHLB borrowings.......    $   --         $   271         $   --          3.32%            3.43%
  Revolving lines of
   credit...............        122            249             300         8.84             7.00
  Repurchase agree-
   ments................      6,488          2,341           9,367         8.03             5.83
At or for the year ended
 December 31, 1994:
  FHLB borrowings.......     14,600          3,071          15,000         6.94             6.50
  Revolving lines of
   credit...............      9,890          4,917          11,042         9.29             9.21
  Repurchase agree-
   ments................      2,529          4,320           6,157         8.03             7.18
At or for the year ended
 December 31, 1995:
  FHLB borrowings.......     19,000         17,662          33,000         6.30             6.30
  Revolving lines of
   credit...............     46,833         22,842          46,833         7.57             7.30
  Repurchase agree-
   ments................        570          4,559          14,129         8.97             8.70

- --------
(1) Calculations are based on daily averages where available and monthly averages otherwise.

  PIPELINE MANAGEMENT. In the ordinary course of business, the Company makes commitments to originate residential mortgage loans and holds originated loans until delivery to an investor. Inherent in this business are risks associated with changes in interest rates and the resulting change in the market value of the pipeline loans. The Company mitigates this risk through the use of mandatory and nonmandatory forward commitments to sell loans. As of December 31, 1995, the Company had $93.1 million in pipeline and funded loans offset with mandatory forward commitments of $64.7 million and nonmandatory forward commitments of $15.3 million. As of June 30, 1996, the Company had $95.4 million in pipeline and funded loans offset with mandatory forward commitments of $69.7 million and nonmandatory forward commitments of $20.0 million. The inherent value of the forward commitments is considered in the determination of the lower of cost or market for such loans.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity is the ability of the Company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements and otherwise operate on an ongoing basis. To date, the Company's principal source of funding for its investing activities has been secured senior debt provided by unaffiliated financial institutions and the issuance of the 13% Senior Subordinated Notes in August 1995. As of June 30, 1996, Matrix Capital had $6.7 million in indebtedness outstanding. The borrowed funds have been used historically as capital injections to Matrix Bank and Matrix Financial, as well as to acquire the office building in Phoenix where Matrix Financial maintains its headquarters. See "Business--Properties."

  The trend experienced over the reported periods of cash used by the Company's operating activities results primarily from the growth that Matrix Financial has experienced in its origination activities and the growth that Matrix Bank has experienced in its whole loan purchasing activity. The growth in the loan originations experienced by the Company has been due to a conscious effort to increase loan originations and, to a lesser extent, market conditions. The Company does not anticipate significant increases in loan origination activities other than increases directly related to market conditions. Nevertheless, the Company anticipates the trend of a net use of cash from operations to continue for the foreseeable future. This anticipation results from the expected growth at Matrix Bank, which management believes will consist primarily of increased activity in the purchasing of loan portfolios. The Company anticipates such growth will be funded through retail deposits, custodial escrow deposits and FHLB borrowings.

  The Company's principal source of funding for its servicing acquisition activities consist of line of credit facilities provided to Matrix Financial by unaffiliated financial institutions. In prior years, including the year ended December 31, 1995, Matrix Financial's principal source of funding for servicing acquisition activities consisted of servicing acquisition lines, the sale of mortgage servicing rights that were accounted for as financings and capital contributions from the Company. As of June 30, 1996, Matrix Financial's servicing acquisition facilities aggregated $11.0 million, of which $327,000 was available to be utilized after deducting drawn amounts. Borrowings under the servicing acquisition lines of credit are secured by mortgage servicing rights owned by Matrix Financial, bear interest at the federal funds rate plus a negotiated margin and are due at the earlier of the maturity of the mortgage servicing rights or amortized over five to six years from the date of borrowing. At June 30, 1996, $10.7 million was outstanding under the servicing acquisition line and the interest rate on funds outstanding under this facility at June 1996 was 8.8%.

  The Company's principal source of funding for its loan origination business consists of warehouse lines of credit and sale/repurchase facilities provided to Matrix Financial by financial institutions and brokerage firms. As of June 30, 1996, Matrix Financial's warehouse lines of credit aggregated $70.0 million, of which $38.6 million was available to be utilized. Borrowings under the warehouse lines of credit are secured by all of the mortgage loans funded with warehouse loan proceeds and bear interest at the federal funds rate plus a negotiated margin. At June 30, 1996, $30.5 million was outstanding under the warehouse lines of credit at a weighted average interest rate of 6.6%. As of June 30, 1996, Matrix Financial's sale/repurchase facilities aggregated $20.0 million, of which $19.4 million was available. Borrowings under the sale/repurchase facilities are secured by all of the mortgage loans funded with sale/repurchase facility proceeds and bear interest at either the prime rate or the LIBOR rate plus a negotiated margin (depending on the facility). At June 30, 1996, $610,000 was outstanding under the sale/repurchase facilities and the average rate on funds outstanding under these facilities for the month of June 1996 was 8.6%.

  The Company's principal source of funding for the working capital needs of Matrix Financial consists of working capital facilities provided to Matrix Financial by unaffiliated financial institutions. As of June 30, 1996, Matrix Financial's working capital facilities aggregated $2.5 million, of which $1.6 million was available. The amount of credit available for working capital borrowings is a sublimit of the warehouse lines of credit, and therefore, any amounts borrowed are netted against the amount of credit available from the warehouse lines of credit. Borrowings under the working capital facilities are secured by mortgage servicing rights, eligible servicing advance receivables and eligible delinquent mortgage loans and bear interest at the federal funds rate plus a negotiated margin. At June 30, 1996, $869,000 was outstanding under the working capital facilities and the average interest rate on funds outstanding under these facilities for the month of June 1996 was 7.9%.

  On July 10, 1996, the Company renewed the Revolving Credit Facilities for warehouse lending, servicing acquisitions and working capital. With this renewal, the aggregate amount of warehouse lines of credit facilities totaled $50.0 million, the aggregate amount of the servicing acquisition facility totaled $13.5 million, and the aggregate amount of the working capital facility totaled $2.5 million. The reduction in the aggregate amount of warehouse lines of credit facilities from $70.0 million to $50.0 million was initiated by the Company to reflect the recent reduction in the Company's level of loan origination activity. The new credit facility agreements require Matrix Financial to maintain (i) total shareholder's equity of at least $3.0 million plus 50% of capital contributed after January 1, 1996, (ii) adjusted tangible net worth, as defined, of at least $9.0 million through January 31, 1997 and $10.0 million on January 31, 1997 and thereafter, (iii) a servicing portfolio of at least $1.25 billion and (iv) a ratio of principal debt of receivables borrowings and term line borrowings of no more than the lesser of 70% of the appraised value of the mortgage servicing portfolio or 1.25% of the unpaid principal balance of the mortgage servicing portfolio.

  In August 1995, the Company issued $2.9 million in aggregate principal amount of 13% Senior Subordinated Notes. Interest on the 13% Senior Subordinated Notes is payable semi-annually on January 15 and July 15, and the 13% Senior Subordinated Notes mature on July 15, 2002, with earlier mandatory redemptions of $727,500, or 25% of the 13% Senior Subordinated Notes, scheduled on July 15, 1999, 2000 and 2001, respectively. The Company is restricted from paying cash dividends under the 13% Senior Subordinated Notes. However, the Company may pay cash dividends in an amount equal to 50% of the consolidated net income of the Company as long as there has been no default under the terms of the 13% Senior Subordinated Notes and as long as the dividend does not exceed 10% of the consolidated net worth of the Company. The Company may redeem the 13% Senior Subordinated Notes, in whole or in part, at any time on or after July 15, 1998 at a redemption price equal to (i) 102% of par through July 14, 1999 and, thereafter, at par, plus (ii) all accrued but unpaid interest. In addition, the holders of the outstanding 13% Senior Subordinated Notes have certain registration rights and rights of first refusal with respect to this offering. See "Description of Capital Stock--Registration Rights; Rights of First Refusal."

  Matrix Bank's primary source of funds for use in lending, purchasing bulk loan portfolios, investing and other general purposes are retail deposits, custodial escrow balances, FHLB borrowings, sales of loan portfolios and proceeds from principal and interest payments on loans. Contractual loan payments and deposit inflows and outflows are a generally predictable source of funds, while loan prepayments and loan sales are significantly influenced by general market interest rates and economic conditions. Borrowings on a short-term basis are used as a cash management vehicle to compensate for seasonal or other reductions in normal sources of funds. Matrix Bank utilizes advances from the FHLB as its primary source for borrowings. At June 30, 1996, Matrix Bank had overnight borrowings from the FHLB of $36.4 million. The custodial escrow balances held by Matrix Bank fluctuate based upon the mix and size of the related servicing rights portfolios. For a tabular presentation of the Company's short-term borrowings, see "--Asset and Liability Management-- Short-term Borrowings."

  Matrix Bank offers a variety of deposit accounts having a range of interest rates and terms. Matrix Bank's deposits principally consist of demand deposits and certificates of deposit. The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. Matrix Bank's retail deposits are obtained primarily from areas in which it is located and, therefore, its retail deposits are concentrated primarily in Las Cruces and Sun City. Matrix Bank relies principally on customer service, marketing programs and its relationships with customers to attract and retain these deposits. Matrix Bank currently does not solicit or accept brokered deposits. In pricing deposit rates, management considers profitability, the matching of term lengths with assets, the attractiveness to customers and rates offered by competitors. Matrix Bank intends to continue its efforts to attract deposits as a primary source of funds to support its lending and investing activities.

  In January 1996, Matrix Bank opened a retail branch in Sun City, Arizona. The Company has been successful in attracting deposits at the Sun City location and this success has been the primary reason for the increased deposit growth that the Company has experienced for the six months ended June 30, 1996. The following table sets forth the average balances for each major category of Matrix Bank's deposit accounts and the weighted average interest rates paid for interest-bearing deposits for the periods indicated:

                                      YEAR ENDED DECEMBER 31,
                         -------------------------------------------------- SIX MONTHS ENDED
                               1993             1994             1995        JUNE 30, 1996
                         ---------------- ---------------- ---------------- ----------------
                                 WEIGHTED         WEIGHTED         WEIGHTED         WEIGHTED
                         AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE AVERAGE  AVERAGE AVERAGE
                         BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE
                         ------- -------- ------- -------- ------- -------- ------- --------
                                               (DOLLARS IN THOUSANDS)
Passbook accounts....... $   908   1.87%  $ 2,788   2.58%  $ 2,394   3.55%  $ 2,415   3.31%
NOW accounts............     675   1.48     2,131   1.69     2,460   2.11     2,777   2.20
Money market accounts...   3,038   2.04     7,350   3.20     5,860   4.10     9,152   4.41
Time deposits...........  10,888   2.79    29,273   3.89    33,332   5.42    44,225   5.82
                         -------   ----   -------   ----   -------   ----   -------   ----
  Total deposits........ $15,509   2.53%  $41,542   3.57%  $44,046   4.96%  $58,569   5.33%
                         =======   ====   =======   ====   =======   ====   =======   ====


  The following table sets forth the amount of Matrix Bank's certificates of deposit that are greater than $100,000 by time remaining until maturity as of June 30, 1996:

                                                           AS OF JUNE 30, 1996
                                                         -----------------------
                                                                WEIGHTED AVERAGE
                                                         AMOUNT    RATE PAID
                                                         ------ ----------------
                                                         (DOLLARS IN THOUSANDS)
   Three months or less................................. $  948       5.59%
   Over three months through six months.................    335       4.86
   Over six months through twelve months................  1,917       5.95
   Over twelve months...................................    545       6.34
                                                         ------       ----
     Total.............................................. $3,745       5.82%
                                                         ======       ====

  The Company actively monitors Matrix Bank's compliance with regulatory capital requirements. Historically Matrix Bank has increased it core capital through the retention of a portion of its earnings. Matrix Bank's future growth is expected to be achieved through deposit growth and borrowings from the FHLB which is anticipated to require additional capital. The capital requirements related to the anticipated growth are in part expected to be fulfilled through use of the proceeds from the sale of Common Stock in this offering. See "Regulation and Supervision--Matrix Bank's Capital Ratios."

  Matrix Bank and Matrix Financial may, at times, be restricted from paying dividends to Matrix Capital. See "Regulation and Supervision."

  In June 1996, the Company purchased 154 acres of land for $1.3 million in cash for the purpose of developing 750 residential and multi-family lots in Ft. Lupton, Colorado. The purchase was completed with operating funds of the Company and a loan from a third-party financial institution. As part of the acquisition, the Company entered into a Residential Facilities Development Agreement (the "Development Agreement") with the City of Ft. Lupton. The Development Agreement is a residential and planned unit development agreement providing for the orderly planning, engineering and development of a golf course and surrounding residential community. The City of Ft. Lupton is responsible for the development of the golf course and the Company is responsible for the development of the surrounding residential lots.

  The Development Agreement sets forth a mandatory obligation on the part of the Company to pay the City of Ft. Lupton pledged enhancement assessments of $600,000. These pledged enhancement assessments require the Company to pay the city a $2,000 fee each time the Company sells a developed residential lot. The Company is obligated to pay a minimum of $60,000 in assessment fees per year beginning in the year 1998 through the year 2007. The Company also entered into a development management agreement with a local developer to complete the development of the land. The terms of the agreement specify that the Company is to earn a preferred rate of return on its investment and, once the initial amount of its investment has been returned, the remaining profits are split equally. The development management agreement obligates the Company to provide up to an additional $500,000 of funds for development. The Company has no other financial obligations to the developer beyond the $500,000.

  It is anticipated that the Company will obtain a loan from an unaffiliated financial institution for a portion of the future development costs. The Company expects development to begin during the third quarter of 1996.

INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as prices of goods and services. The Company discloses the estimated fair market value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107. See Note 14 to the Consolidated Financial Statements included elsewhere herein.

RECENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of. This statement, effective for fiscal years beginning after December 15, 1995, requires a company to assess impairment of "assets held or used" and "assets to be disposed of." Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the related undiscounted cash flows are compared to the asset's book value. If the sum of the undiscounted cash flows is less than the book value, a loss is recorded based upon the excess of the book value over the fair value of the asset. Assets to be disposed of are recorded at fair value less cost to sell and are not depreciated while held. The adoption of this pronouncement in 1996 did not have a material effect on the Company's consolidated financial statements.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Stock-Based Compensation ("FAS 123"), which encourages the use of the fair value method of accounting for all employee stock options. The fair value method includes measuring the value of the stock option at grant date and amortizing this value over the service period of the award. The "intrinsic value method" as prescribed by Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock issued to Employees" will also be allowed. This method requires that compensation cost be measured as the excess of the quoted market price of the stock, at the grant date or other measurement date, over the amount an employee must pay to acquire the stock. FAS 123 is effective for fiscal years beginning after December 15, 1995. The Company intends to apply the recognition and measurement provisions of APB No. 25 to all employee stock options and similar equity instruments awarded after December 31, 1995.

  In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("FAS 125"). This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and is effective for the above that occur after December 31, 1996. Transactions covered by FAS 125 include securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and participations, sales of receivables with recourse, servicing of mortgages and other loans, and in-substance defeasances. The statement uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity would recognize on the balance sheet all assets it controls and liabilities it has incurred. It would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied. If the entity has surrendered control over the transferred assets, the transaction would be considered a sale. Control is considered surrendered only if the assets are isolated from the transferor; the transferee has the right to pledge or exchange the assets or is a qualifying special-purpose entity; and the transferor does not maintain effective control over the assets through an agreement to repurchase or redeem them. If those conditions do not exist, the transfer would be accounted for as a secured borrowing. The Company has not yet determined the impact of FAS 125 on its consolidated financial statements.

                                   BUSINESS

GENERAL

  Matrix Capital Corporation is a specialized financial services company that, through its Subsidiaries, focuses on mortgage merchant banking by purchasing and selling residential mortgage loans and residential mortgage servicing rights; offering brokerage, consulting and analytical services to other financial services companies and financial institutions; servicing residential mortgage portfolios for investors; originating residential mortgages; and providing real estate management and disposition services. The Company believes that its structure of combining a mortgage banking firm, a mortgage servicing brokerage and consulting firm, a federally chartered banking institution and a real estate management and disposition firm is unique to the financial services industry. This unique structure creates revenue enhancing relationships among the Subsidiaries.

INDUSTRY OVERVIEW

  According to Inside Mortgage Finance magazine, the total outstanding principal amount of one-to-four family residential mortgage loans being serviced in the United States as of March 31, 1996 was approximately $3.7 trillion, up from approximately $980 billion as of March 31, 1981, resulting in a compound annual growth rate of approximately 9.2% over the last 15 years. Mortgage loan servicing as of March 31, 1996 can be broken down into the following types: GNMA, 12.9%; FHLMC, 15.2%; FNMA, 20.4%; private mortgage-backed securities, 5.4%; and non-securitized loans, 46.2%.

  The United States Department of Housing and Urban Development ("HUD") reports that approximately $635.8 billion in aggregate principal amount of one-to-four family residential mortgage loans was originated in the United States in 1995. Of this amount 56.4% was originated by mortgage companies such as Matrix Financial, 23.8% was originated by commercial banks, 18.7% was originated by savings institutions such as Matrix Bank, 0.8% was originated by state and federal government agencies and 0.1% was originated by insurance companies. Less than $380 billion in aggregate principal amount of 1995 residential mortgage originations in the United States was originated by the 100 largest mortgage originators in that year. Industry analysts estimate that nationwide residential mortgage loan production will be between $700 and $750 billion in 1996.

BUSINESS STRATEGY

  The Company's primary business strategy is to expand its core businesses, while at the same time further capitalize on the revenue-enhancing relationships created by the Company's unique corporate structure. The Company also remains opportunistic and, accordingly, may in the future diversify its business into areas where the Company perceives there to be opportunities complementary in nature to the Company's existing businesses. To implement its business strategy, the Company will focus on the following areas:

  . SHARE KNOWLEDGE, INFORMATION AND BUSINESS OPPORTUNITIES AMONG THE
    SUBSIDIARIES. The Company's corporate structure facilitates the sharing of knowledge, information and business opportunities among the Subsidiaries, which management believes gives the Company a competitive advantage. The Company continually evaluates ways to better utilize existing relationships developed by the Subsidiaries with their clients and information and knowledge possessed by the Subsidiaries for the potential benefit of the other Subsidiaries of the Company. For example, the Company is currently investigating the possibility of using the existing customer relationships from Matrix Financial's mortgage loan servicing activities to market Matrix Bank's banking services, such as credit card services, consumer loans and equity lines of credit. In addition, the Company has begun, on a limited basis, to market warehouse and sale/repurchase credit facilities to the smaller mortgage banking companies who are clients of United Financial and who, due primarily to their size, otherwise would not be able to obtain such facilities from the larger financial institutions who traditionally provide such facilities. For a discussion of various synergies among the Subsidiaries, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Relationships Among the Subsidiaries."

  . EXPAND THE COMPANY'S RESIDENTIAL MORTGAGE LOAN SERVICING PORTFOLIO. The
    Company has devoted significant time and resources over the past several years to building an infrastructure capable of efficiently servicing substantially more residential mortgage loans than it does at present. Given the existing base of servicing employees at Matrix Financial and the size of the servicing platform in which the servicing operation is maintained, the Company believes that it now has the capacity to more than double the number of residential mortgage loans that it services. Growth in the size of the servicing portfolio would likely reduce the average cost of servicing a loan and allow the Company to grow Matrix Bank since the non-interest bearing custodial escrow accounts held at Matrix Bank would increase in proportion to the size of the Company's residential mortgage loan servicing portfolio.

  . DIVERSIFY REVENUE SOURCES THROUGH EXPANSION INTO COMPLEMENTARY BUSINESS
    AREAS. The Company continually evaluates the development of new business lines and potential acquisitions of financial services businesses that management believes are complementary to the Company's existing businesses. Such new business lines would allow the Company to leverage its management expertise, customer relationships, existing capital and corporate structure. As examples of this strategy, the Company formed USS in June 1995, acquired the ongoing business of a Denver-based originator of sub-prime automobile retail installment sales contracts in May 1996 and formed the B/C Lending Division of Matrix Financial in June 1996.

BROKERAGE AND CONSULTING SERVICES

  GENERAL. United Financial provides brokerage, consulting and analytical services to institutions in the mortgage banking industry, primarily relating to the sale and management of servicing assets, corporate and servicing portfolio valuation (including FAS 122 analysis and valuation) and, to a lesser extent, mergers and acquisitions of mortgage banking entities. During 1995 and the first six months of 1996, United Financial brokered the sale of 103 and 48 mortgage loan servicing portfolios totaling $32.6 billion and $12.6 billion in outstanding mortgage loan principal balances, respectively.

  BROKERAGE SERVICES. United Financial operates as a national, full-service mortgage servicing broker. It is capable of analyzing, packaging, marketing and closing servicing portfolio and selected corporate merger and acquisition transactions. United Financial markets its services to all types and sizes of market participants, thereby developing diverse relationships. United Financial has provided brokerage services to each of the following clients during the last 12 months:

  Banc One Mortgage Corporation           Knutson Mortgage
  Chase Manhattan Mortgage Corporation    LaSalle-Talman Home Mortgage
  Comerica Mortgage Corporation           Mellon Mortgage Corporation
  Firstar Bank                            Principal Residential Mortgage, Inc.
  The Huntington Mortgage Company         Resource Bancshares Mortgage Group

  The Company believes that the client relationships developed by United Financial through its national network of contacts with commercial banks, mortgage companies, savings associations and other institutional investors represent a significant competitive advantage and form the basis for United Financial's national market presence. These contacts also enable United Financial to identify prospective clients for other Subsidiaries and make referrals where appropriate.

  The secondary market for purchasing and selling mortgage servicing rights has become increasingly more active since its inception during the early 1980s. While servicing rights are the primary asset of most mortgage companies, other institutions such as commercial banks and savings associations also build portfolios of mortgage servicing rights, which can serve as significant sources of non-interest income. Most institutions that own mortgage servicing rights have found that careful management of these assets is necessary due to their susceptibility to interest rate cycles, changing prepayment patterns of mortgage loans and fluctuating earnings rates achieved on custodial escrow balances. With the implementation of FAS 122, which requires companies to capitalize originated mortgage servicing rights, management of mortgage servicing assets has become even more critical. These managerial efforts, combined with interest rate sensitivity of the assets and the growth strategies of market participants, create constantly changing supply and demand and, therefore, price levels in the secondary market for mortgage servicing rights.

  The sale and transfer of mortgage servicing rights occurs in a market that is inefficient and often requires an intermediary to facilitate matching buyers and sellers. Prices are unpublished and closely guarded by market participants, unlike most other major financial secondary markets. This lack of pricing information complicates an already difficult process of differentiating between servicing product types, evaluating regional, economic and socioeconomic trends and predicting the impact of interest rate movements. Due to its significant contacts, United Financial has access to information on the availability of mortgage servicing portfolios and helps bring together interested buyers and sellers.

  CONSULTING AND ANALYTIC SERVICES. The analytics group of United Financial has developed expertise in helping companies implement and, on an ongoing basis, track their FAS 122 valuations and analyses. Expansion into the FAS 122 valuations arena represented a logical progression for United Financial. In connection with the consulting services performed by United Financial on pools of mortgage servicing rights held for sale by United Financial's customers, United Financial performed many of the same types of analyses required by FAS
122. Therefore, United Financial was able to enhance its existing valuation models and create a software program that could be customized to fit its customers' many different needs and unique situations in performing FAS 122 analyses. In addition, United Financial has the infrastructure and management information system capabilities necessary to undertake the complex analyses required by FAS 122. Many of the companies affected by the implementation of FAS 122 have determined to outsource this function to a third party rather than dedicate the resources necessary to develop systems for and perform their own FAS 122 valuations. Management believes that providing these consulting and analytic services enhances the Company's ability to attract and retain client relationships. For a discussion of FAS 122 see "Regulation and Supervision--Miscellaneous--FAS 122."

RESIDENTIAL LOAN SERVICING ACTIVITIES

  RESIDENTIAL MORTGAGE LOAN SERVICING. Matrix Financial and Matrix Bank each has its own mortgage servicing portfolio, but the Company conducts its servicing activities exclusively through Matrix Financial. Matrix Bank's mortgage servicing rights are subserviced under a contract with Matrix Financial. At June 30, 1996, Matrix Financial serviced approximately $1.8 billion of mortgage loans, including $162.8 million for Matrix Bank and $439.5 million subserviced for non-affiliates of the Company. The balance of mortgage servicing subserviced for non-affiliates at June 30, 1996 of $439.5 million is significantly higher than is typical for the Company as a result of the sale of mortgage servicing of $390.5 million, but for which physical transfer to the purchaser is expected to occur in August and November 1996.

  Servicing mortgage loans involves a contractual right to receive a fee for processing and administering loan payments. This processing involves collecting monthly mortgage payments on behalf of investors, reporting information to those investors on a monthly basis and maintaining custodial escrow accounts for the payment of principal and interest to investors and property taxes and insurance premiums on behalf of borrowers. These payments are held in custodial escrow accounts at Matrix Bank, where the money can be invested by the Company in interest-earning assets at returns that historically have been greater than could be realized by the Company using the custodial escrow deposits as compensating balances to reduce the effective borrowing cost on existing warehouse credit facilities. The Company believes that this synergy gives the Company a competitive advantage in the industry.

  As compensation for its mortgage servicing activities, the Company receives servicing fees usually ranging from 0.25% to 0.75% per annum of the loan balances serviced, plus any late charges collected from delinquent borrowers and other fees incidental to the services provided. At June 30, 1996, the Company's weighted average servicing fee was 0.44%. In the event of a default by the borrower, the Company receives no servicing fees until the default is cured.

  Servicing is provided on mortgage loans on a recourse or nonrecourse basis. The Company's policy is to accept only a limited number of servicing assets on a recourse basis. As of December 31, 1995 and June 30, 1996, on the basis of outstanding principal balances only 0.7% and 1.0%, respectively, of the mortgage servicing contracts owned by the Company involved recourse servicing. To the extent that servicing is done on a recourse basis, the Company is exposed to credit risk with respect to the underlying loan in the event of a repurchase. Additionally, many of the nonrecourse mortgage servicing contracts owned by the Company require the Company to advance all or part of the scheduled payments to the owner of the mortgage loan in the event of a default by the borrower. Many owners of mortgage loans also require the servicer to advance insurance premiums and tax payments on schedule even though sufficient escrow funds may not be available. The Company, therefore, must bear the funding costs associated with making such advances. If the delinquent loan does not become current, these advances are typically recovered at the time of the foreclosure sale. Foreclosure expenses are generally not fully reimbursable by FNMA, FHLMC or GNMA, for whom the Company provides significant amounts of mortgage loan servicing.

  Mortgage servicing rights represent a contract right to service and not a beneficial ownership interest in underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to the termination of the servicing rights and the loss of future servicing fees. To date, there have been no terminations of mortgage servicing rights by any mortgage loan owners because of the Company's failure to service the loans in accordance with its contractual obligations.

  In order to track information on its servicing portfolio, the Company utilizes a data processing system provided by Alltel, one of the largest mortgage banking service bureaus in the United States. Management believes that this system gives the Company sufficient capacity to support anticipated expansion of its residential mortgage loan servicing portfolio.

  The following table sets forth certain information regarding the composition of the Company's mortgage servicing portfolio (excluding loans subserviced for others) as of the dates indicated:

                                                   AS OF
                             -------------------------------------------------
                             DECEMBER 31, DECEMBER 31, DECEMBER 31,  JUNE 30,
                                 1993         1994         1995        1996
                             ------------ ------------ ------------ ----------
                                              (IN THOUSANDS)
FHA--insured/VA guaranteed
 residential................  $  299,354   $   28,630   $   37,135  $   34,353
Conventional loans..........     669,739      980,003    1,544,808   1,312,452
Other loans.................      38,193       33,152       14,442      15,639
                              ----------   ----------   ----------  ----------
  Total mortgage servicing
   portfolio................  $1,007,286   $1,041,785   $1,596,385  $1,362,444
                              ==========   ==========   ==========  ==========
Fixed rate loans............  $  747,985   $  669,933   $1,073,803  $  882,704
Adjustable rate loans.......     259,301      371,852      522,582     479,740
                              ----------   ----------   ----------  ----------
  Total mortgage servicing
   portfolio................  $1,007,286   $1,041,785   $1,596,385  $1,362,444
                              ==========   ==========   ==========  ==========

  The following table shows the delinquency statistics for the mortgage loans serviced by the Company (excluding loans subserviced for others) compared with national average delinquency rates as of the dates presented:

                                              AS OF
                  --------------------------------------------------------------
                        DECEMBER 31, 1993              DECEMBER 31, 1994
                  ------------------------------ ------------------------------
                                       NATIONAL                       NATIONAL
                        COMPANY       AVERAGE(1)       COMPANY       AVERAGE(2)
                  ------------------- ---------- ------------------- ----------
                  NUMBER  PERCENTAGE  PERCENTAGE NUMBER  PERCENTAGE  PERCENTAGE
                    OF   OF SERVICING     OF       OF   OF SERVICING     OF
                  LOANS  PORTFOLIO(3)   LOANS    LOANS  PORTFOLIO(3)   LOANS
                  ------ ------------ ---------- ------ ------------ ----------
Loans delinquent
for:
 30-59 days...... 1,205      4.28%       2.72%     648      3.28%       2.76%
 60-89 days......   225      0.80        0.62      223      1.13        0.66
 90 days and
 over............   126      0.45        0.75      287      1.46        0.73
                  -----      ----        ----    -----      ----        ----
 Total
 delinquencies... 1,556      5.53%       4.09%   1,158      5.87%       4.15%
                  =====      ====        ====    =====      ====        ====
 Foreclosures....    75      0.27%       0.31%     236      1.20%       0.32%

                                                   AS OF
                       ------------------------------------------------------------
                             DECEMBER 31, 1995                JUNE 30, 1996
                       ------------------------------ -----------------------------
                                            NATIONAL                       NATIONAL
                             COMPANY       AVERAGE(2)       COMPANY       AVERAGE(2)
                       ------------------- ---------- ------------------- ---------
                       NUMBER  PERCENTAGE  PERCENTAGE NUMBER  PERCENTAGE  PERCENTAGE
                         OF   OF SERVICING     OF       OF   OF SERVICING     OF
                       LOANS  PORTFOLIO(3)   LOANS    LOANS  PORTFOLIO(3)   LOANS
                       ------ ------------ ---------- ------ ------------ ---------
Loans delinquent
for:
 30-59 days......        843      3.37%       3.07%    633       3.05%       3.05%
 60-89 days......        195      0.78        0.70     165       0.79        0.67
 90 days and
 over............        166      0.67        0.71     133       0.64        0.63
                       -----      ----        ----     ---       ----        ----
 Total
 delinquencies...      1,204      4.82%       4.48%    931       4.48%       4.35%
                       =====      ====        ====     ===       ====        ====
 Foreclosures....        277      1.11%       0.33%    256       1.23%       0.34%

- ----

(1) Source: Mortgage Bankers Association, "Delinquency Rates of 1- to 4-Unit Residential Mortgage Loans" (Seasonally Adjusted) (June 10, 1994 report).

(2) Source: Mortgage Bankers Association, "Delinquency Rates of 1- to 4-Unit Residential Mortgage Loans" (Seasonally Adjusted) (September 5, 1996 report).

(3) Delinquencies and foreclosures generally exceed the national average due to high rates of delinquencies and foreclosures on certain bulk loan and bulk servicing portfolios acquired by the Company at a discount.

  During periods of declining interest rates, prepayments of mortgage loans increase as homeowners seek to refinance at lower interest rates, resulting in a decrease in the value of the servicing portfolio. Mortgage loans with higher interest rates are more likely to result in prepayments. The following table sets forth certain information regarding the number and aggregate principal balance of the mortgage loans serviced by the Company, including both fixed and adjustable rate loans (excluding loans subserviced for others), at various mortgage interest rates:

                                                              AS OF
                   --------------------------------------------------------------------------------------------
                         DECEMBER 31, 1993              DECEMBER 31, 1994              DECEMBER 31, 1995
                   ------------------------------ ------------------------------ ------------------------------
                                      PERCENTAGE                     PERCENTAGE                     PERCENTAGE
                   NUMBER AGGREGATE  OF AGGREGATE NUMBER AGGREGATE  OF AGGREGATE NUMBER AGGREGATE  OF AGGREGATE
                     OF   PRINCIPAL   PRINCIPAL     OF   PRINCIPAL   PRINCIPAL     OF   PRINCIPAL   PRINCIPAL
      RATE         LOANS   BALANCE     BALANCE    LOANS   BALANCE     BALANCE    LOANS   BALANCE     BALANCE
      ----         ------ ---------- ------------ ------ ---------- ------------ ------ ---------- ------------
                                                     (DOLLARS IN THOUSANDS)
Less than
 7.00%...........   2,972 $  220,384     21.88%    2,113 $  162,274     15.58%    2,781 $  218,914     13.71%
 7.00%-- 7.99%...   3,117    123,460     12.26     3,798    204,024     19.58     7,386    576,255     36.10
 8.00%-- 8.99%...   5,874    168,935     16.77     4,894    261,630     25.11     7,160    442,634     27.73
 9.00%-- 9.99%...   9,171    237,767     23.60     4,314    200,025     19.20     4,460    191,549     12.00
10.00%--10.99%...   2,424    121,595     12.07     2,179    142,504     13.68     2,005    125,544      7.86
11.00%--11.99%...   1,794     62,539      6.21       756     33,772      3.24       519     24,220      1.52
12.00% and over..   2,783     72,606      7.21     1,667     37,556      3.61       647     17,269      1.08
                   ------ ----------    ------    ------ ----------    ------    ------ ----------    ------
 Total...........  28,135 $1,007,286    100.00%   19,721 $1,041,785    100.00%   24,958 $1,596,385    100.00%
                   ====== ==========    ======    ====== ==========    ======    ====== ==========    ======

                                AS OF
                   -------------------------------
                            JUNE 30, 1996
                    ------------------------------
                                       PERCENTAGE
                    NUMBER AGGREGATE  OF AGGREGATE
                      OF   PRINCIPAL   PRINCIPAL
      RATE          LOANS   BALANCE     BALANCE
      ----          ------ ---------- ------------
                        (DOLLARS IN THOUSANDS)
Less than
 7.00%...........    1,219 $   93,545      6.87%
 7.00%-- 7.99%...    6,654    539,302     39.58
 8.00%-- 8.99%...    6,215    410,163     30.10
 9.00%-- 9.99%...    3,809    165,629     12.16
10.00%--10.99%...    1,807    114,033      8.37
11.00%--11.99%...      472     22,170      1.63
12.00% and over..      601     17,602      1.29
                    ------ ----------    ------
 Total...........   20,777 $1,362,444    100.00%
                    ====== ==========    ======

  Loan administration fees decrease as the principal balance on the outstanding loan decreases and as the remaining time to maturity of the loan shortens. The following table sets forth certain information regarding the remaining maturity of the mortgage loans serviced by the Company (excluding loans subserviced for others) as of the dates shown:

                                                        AS OF
                   -------------------------------------------------------------------------------
                              DECEMBER 31, 1993                       DECEMBER 31, 1994
                   --------------------------------------- ---------------------------------------
                                                PERCENTAGE                              PERCENTAGE
                   NUMBER PERCENTAGE   UNPAID     UNPAID   NUMBER PERCENTAGE   UNPAID     UNPAID
                     OF   OF NUMBER  PRINCIPAL  PRINCIPAL    OF   OF NUMBER  PRINCIPAL  PRINCIPAL
     MATURITY      LOANS   OF LOANS    AMOUNT     AMOUNT   LOANS   OF LOANS    AMOUNT     AMOUNT
     --------      ------ ---------- ---------- ---------- ------ ---------- ---------- ----------
                                              (DOLLARS IN THOUSANDS)
  1-- 5 years....   1,545     5.49%  $   32,459     3.22%   2,116    10.73%  $   43,818     4.21%
  6--10 years....   4,899    17.41      101,537    10.08    5,538    28.08      125,648    12.06
 11--15 years....   9,840    34.97      241,546    23.98    4,131    20.95      155,598    14.94
 16--20 years....   6,483    23.04      187,445    18.61    1,529     7.75       92,028     8.83
 21--25 years....   4,101    14.58      304,811    30.26    3,989    20.23      322,703    30.98
 More than 25
 years...........   1,267     4.51      139,488    13.85    2,418    12.26      301,990    28.98
                   ------   ------   ----------   ------   ------   ------   ----------   ------
 Total...........  28,135   100.00%  $1,007,286   100.00%  19,721   100.00%  $1,041,785   100.00%
                   ======   ======   ==========   ======   ======   ======   ==========   ======

                                                        AS OF
                   --------------------------------------------------------------------------------
                               DECEMBER 31, 1995                         JUNE 30, 1996
                    --------------------------------------- ---------------------------------------
                                                 PERCENTAGE                              PERCENTAGE
                    NUMBER PERCENTAGE   UNPAID     UNPAID   NUMBER PERCENTAGE   UNPAID     UNPAID
                      OF   OF NUMBER  PRINCIPAL  PRINCIPAL    OF   OF NUMBER  PRINCIPAL  PRINCIPAL
     MATURITY       LOANS   OF LOANS    AMOUNT     AMOUNT   LOANS   OF LOANS    AMOUNT     AMOUNT
     --------       ------ ---------- ---------- ---------- ------ ---------- ---------- ----------
                                              (DOLLARS IN THOUSANDS)
  1-- 5 years....    3,077    12.33%  $   60,496     3.79%   2,187    10.53%  $   37,778     2.77%
  6--10 years....    4,898    19.62      118,928     7.45    4,197    20.20       93,477     6.86
 11--15 years....    5,263    21.09      302,332    18.94    3,770    18.14      205,690    15.10
 16--20 years....    2,608    10.45      168,166    10.53    2,209    10.63      142,408    10.45
 21--25 years....    4,880    19.55      472,613    29.61    4,729    22.76      443,544    32.56
 More than 25
 years...........    4,232    16.96      473,850    29.68    3,685    17.74      439,547    32.26
                    ------   ------   ----------   ------   ------   ------   ----------   ------
 Total...........   24,958   100.00%  $1,596,385   100.00%  20,777   100.00%  $1,362,444   100.00%
                    ======   ======   ==========   ======   ======   ======   ==========   ======

  The following table sets forth the geographic distribution of the mortgage loans (including delinquencies) serviced by the Company (excluding loans subserviced for others) by state:

                                                          AS OF
                   ---------------------------------------------------------------------------------
                              DECEMBER 31, 1993                        DECEMBER 31, 1994
                   ---------------------------------------- ----------------------------------------
                                     PERCENTAGE PERCENTAGE                    PERCENTAGE PERCENTAGE
                                         OF         OF                            OF         OF
                   NUMBER AGGREGATE  AGGREGATE     TOTAL    NUMBER AGGREGATE  AGGREGATE     TOTAL
                     OF   PRINCIPAL  PRINCIPAL   DELINQS.     OF   PRINCIPAL  PRINCIPAL   DELINQS.
       STATE       LOANS   BALANCE    BALANCE   BY STATE(1) LOANS   BALANCE    BALANCE   BY STATE(1)
       -----       ------ ---------- ---------- ----------- ------ ---------- ---------- -----------
                                                  (DOLLARS IN THOUSANDS)
 CA(2)...........   2,194 $  184,691    18.34%      7.07%    2,822 $  343,135    32.94%     29.24%
 NY..............   1,177     44,455     4.41       4.83       943     36,831     3.54       7.49
 AZ..............   5,613    212,007    21.05       8.97     4,132    145,980    14.01       7.49
 MD..............     --         --       --         --      1,828    104,384    10.02       4.80
 TX..............   1,539     31,648     3.14       5.52       945     25,721     2.47       6.64
 MA..............     --         --       --         --        353     21,625     2.08       3.53
 Other(3)........  17,612    534,485    53.06      73.61     8,698    364,109    34.94      40.81
                   ------ ----------   ------     ------    ------ ----------   ------     ------
 Total...........  28,135 $1,007,286   100.00%    100.00%   19,721 $1,041,785   100.00%    100.00%
                   ====== ==========   ======     ======    ====== ==========   ======     ======

                                                          AS OF
                   ----------------------------------------------------------------------------------
                               DECEMBER 31, 1995                          JUNE 30, 1996
                    ---------------------------------------- ----------------------------------------
                                      PERCENTAGE PERCENTAGE                    PERCENTAGE PERCENTAGE
                                          OF         OF                            OF         OF
                    NUMBER AGGREGATE  AGGREGATE     TOTAL    NUMBER AGGREGATE  AGGREGATE     TOTAL
                      OF   PRINCIPAL  PRINCIPAL   DELINQS.     OF   PRINCIPAL  PRINCIPAL   DELINQS.
       STATE        LOANS   BALANCE    BALANCE   BY STATE(1) LOANS   BALANCE    BALANCE   BY STATE(1)
       -----        ------ ---------- ---------- ----------- ------ ---------- ---------- -----------
                                                  (DOLLARS IN THOUSANDS)
 CA(2)...........    4,948 $  533,590    33.42%     39.04%    4,351 $  452,151    33.19%     32.87%
 NY..............      532     32,620     2.04       3.49     1,571    178,263    13.08       8.49
 AZ..............    3,787    139,038     8.71       7.89     3,498    120,181     8.82       8.70
 MD..............    1,628     93,495     5.86       4.65     1,466     82,978     6.09       4.51
 TX..............    4,291    265,242    16.62       7.31     1,578     80,895     5.94       6.87
 MA..............      890     83,593     5.24       2.82       829     77,031     5.65       3.87
 Other(3)........    8,882    448,807    28.11      34.80     7,484    370,945    27.23      34.69
                    ------ ----------   ------     ------    ------ ----------   ------     ------
 Total...........   24,958 $1,596,385   100.00%    100.00%   20,777 $1,362,444   100.00%    100.00%
                    ====== ==========   ======     ======    ====== ==========   ======     ======

- ----
(1)  In terms of number of loans outstanding.
(2) The concentration in California does not reflect a business strategy of the Company but rather the pursuit of specific opportunities.
(3) No other state accounted for greater than 5.0%, based on aggregate principal balances, of the Company's mortgage loan servicing portfolio as of June 30, 1996.

  ACQUISITION OF SERVICING RIGHTS. The Company acquires substantially all of its mortgage servicing rights in the secondary market. The secondary market for purchasing and selling mortgage servicing rights is inefficient in several respects, which include lack of a centralized exchange for conducting trading, lack of definitive market prices, and lack of conformity in modeling assumptions. The industry expertise of United Financial's and Matrix Financial's employees provides the Company with the opportunity to capitalize upon these inefficiencies when acquiring mortgage servicing rights. Prior to completing any such acquisition, the Company analyzes a wide range of characteristics with respect to each portfolio considered for purchase. This analysis includes projecting revenues and expenses and reviewing geographic distribution, interest rate distribution, loan-to-value ratios, outstanding balances, delinquency history and other pertinent statistics. Due diligence is performed either by Matrix Financial's employees or a designated independent contractor on a representative sample of the mortgages involved. The purchase price is based on the present value of the expected future cash flow, calculated by using a discount rate and loan prepayment assumptions that management considers to be appropriate to reflect the risk associated with the investment.

  SERVICING SALES. Generally, the Company holds to maturity its purchased mortgage servicing portfolios; however, it sells substantially all of its originated mortgage loan servicing rights. Such sales increase revenue, as reflected in loan origination income, and generate cash at the time of sale, but reduce future servicing fee income. Originated mortgage servicing rights were sold on a bulk and flow basis on loans having an aggregate principal amount of $89.0 million and $208.3 million during the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. Periodically, the Company may also sell purchased mortgage servicing rights to restructure its portfolio or generate revenues. Purchased mortgage servicing rights were sold on loans having an aggregate principal amount of $31.8 million and $390.5 million during the year ended December 31, 1995 and the six months ended June 30, 1996, for net gains of $1.2 million and $1.1 million, respectively.

  The Company anticipates that it will continue to adhere to its policy of selling substantially all of its originated mortgage servicing rights and the Company also may sell, on occasion, purchased mortgage servicing rights. Management intends to base decisions regarding future mortgage servicing sales upon the Company's cash requirements, capital needs, earnings and the market price for mortgage servicing rights. During the quarter in which a sale occurs, reported income will tend to be greater than had no such sales occurred during that quarter. Prices obtained for mortgage servicing rights vary depending on servicing fee rates, anticipated prepayment rates, average loan balances, remaining time to maturity, servicing costs, custodial escrow balances, delinquency and foreclosure experience and purchasers' required rates of return.

  In the ordinary course of selling mortgage servicing rights, the Company, in accordance with industry standards, makes certain representations and warranties to purchasers of mortgage servicing rights. If a loan defaults when there has been a breach of representations or warranties and the Company has no third-party recourse, the Company may become liable for the unpaid principal and interest on defaulted loans. In such a case, the Company may be required to repurchase the mortgage loan and bear any subsequent loss on the loan. In connection with any purchases by the Company of mortgage servicing rights, the Company also is exposed to liability to the extent that an originator or seller of the servicing rights is unable to honor its representations and warranties. During 1995 and the first six months of 1996, the Company recognized losses of $205,000 and $40,000, respectively, on loan repurchases resulting from a particular servicing portfolio purchased by the Company, and the Company has accrued a liability of $460,000 for additional losses as of June 30, 1996. The Company believes that it has recourse against the seller of this portfolio, but does not expect to realize any significant recovery due to the current financial condition of the seller. The Company anticipates selling this mortgage servicing portfolio and does not anticipate any additional losses with respect to this or any other servicing portfolio due to breaches of representations and warranties; however, there can be no assurance that the Company will not experience such losses.

PURCHASE AND SALE OF BULK LOAN PORTFOLIOS

  LOAN PURCHASES. In addition to its traditional mortgage loan origination and servicing-related activities, the Company makes bulk purchases of mortgage loans through Matrix Bank. The Company believes that its

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

structure provides advantages over its competitors in the purchase of bulk mortgage loan packages. United Financial, through its networking within the mortgage banking industry, is able to refer to Matrix Bank mortgage banking companies that are interested in selling mortgage loan portfolios. The direct contacts reduce the number of portfolios that must be purchased through competitive bid situations, thereby reducing the cost associated with bulk mortgage loan portfolios.

  Because the Company services mortgage loans for more than 200 private investors, including banks, savings associations and insurance companies, it is presented with opportunities to purchase the underlying mortgages. In many cases, the mortgage loans increase in value solely due to the increased liquidity provided by uniting ownership of the mortgage servicing rights with the underlying mortgage loans. As servicer, Matrix Financial possesses information about the quality and performance history related to each of these loans, and, in many cases, the Company acts as custodian for the legal and credit documents on the underlying loans. With such information available, the Company is in a position to negotiate advantageous pricing on loans, which provides the Company an opportunity to resell the mortgage loans at a higher price (an "arbitrage" opportunity). Controlling ownership of the mortgage servicing and the underlying mortgage loan provides the Company maximum arbitrage opportunity in a sale. During the year ended December 31, 1995 and the six months ended June 30, 1996, the Company made bulk purchases of approximately $91.8 million and $65.3 million in mortgage loans, respectively.

  TYPES OF LOANS PURCHASED. The Company reviews many loan portfolios for prospective acquisition. The Company's primary focus is on acquiring seasoned first lien priority loans secured primarily by one-to-four single family residential properties valued at less than $250,000. The loans generally have a minimum of three years of seasoning. The purchased loan portfolios typically include both fixed and adjustable rate mortgage loans. Mortgage loan portfolios are purchased from various sellers who, in some cases, have originated the loans; but in most cases such sellers have acquired the loan portfolios in bulk purchases.

  There are several factors that the Company considers prior to the purchase. These factors include the product type, the current loan balance, the current interest rate environment, the seasoning of the mortgage loans, payment histories, geographic location of the underlying collateral, price, the current liquidity of the Company and the product mix in its existing mortgage loan portfolio.

  In many cases, the mortgage loan portfolios that the Company acquires are purchased at a discount to par. Some of the loans in these portfolios are considered performing loans that have had payment problems in the past or have had document deficiencies. These types of portfolios afford the Company an arbitrage opportunity if the purchase discount on such portfolios accurately reflects the additional risks associated with purchasing these types of loans. Loan document deficiencies are identified in the due diligence process and, to the extent practical, are cured by the Company prior to reselling the loans. The Company also analyzes the payment history on each mortgage loan portfolio. Many prior problems may be a result of inefficient servicing or may be attributable to several servicing transfers of the loans over a short period of time. Because many considerations may impact pricing or yield, each loan package evaluated is priced based on the specific underlying loan characteristics.

  DUE DILIGENCE. The Company performs comprehensive due diligence on each mortgage loan portfolio that the Company desires to purchase on a bulk basis. These procedures consist of analyzing a representative sample of the mortgage loans in the portfolio and are typically performed by Company employees, but occasionally are outsourced to third party contractors. The underwriter takes into account many factors in analyzing the sample of mortgage loans in the subject portfolio, including the general economic conditions in the geographic area or areas in which the underlying residential properties are situated, the loan-to-value ratios on the underlying loans, the payment histories of the borrowers and other pertinent statistics. In addition, the underwriter attempts to verify that each of the sample loans conforms to the standards for loan documentation set by FNMA and FHLMC and, in cases where a significant portion of the sample loans contain documentation that does not conform to these standards, the Company assesses the additional risk involved in purchasing such loans. Once the underwriting and due diligence process is complete, the Company categorizes each loan pool into one of four categories, which helps the Company determine whether the mortgage loan portfolio meets the Company's investment criteria and, if it does, the range of pricing that the Company feels is appropriate for the portfolio of mortgage loans in question.

  LOAN SALES. Substantially all of the mortgage loans in the Company's loan portfolio are classified as held for sale. The Company continually monitors the secondary market for purchases and sales of mortgage loan portfolios and typically undertakes a sale of a particular loan portfolio held by the Company in an attempt to "match" an anticipated bulk purchase of a particular mortgage loan portfolio or to generate current period earnings and cash flow. To the extent that the Company is unsuccessful in matching its purchases and sales of mortgage loans, the Company may have excess capital at Matrix Bank, resulting in less than optimum leverage and capital ratios. During the year ended December 31, 1995 and the six months ended June 30, 1996, the Company made bulk sales of approximately $70.2 million and $44.2 million in loans, for gains on sale of bulk mortgage loans of $3.3 million and $852,000, respectively.

RESIDENTIAL MORTGAGE LOAN ORIGINATION

  WHOLESALE ORIGINATIONS. The Company originates residential mortgage loans primarily on a wholesale basis through Matrix Financial. For the year ended December 31, 1995 and for the six months ended June 30, 1996, Matrix Financial originated a total of $388.9 million and $373.0 million in wholesale residential mortgage loans, respectively.

  Matrix Financial's source of mortgage loan originations is its wholesale division, which originates mortgage loans through approved independent mortgage loan brokers that qualify to participate in Matrix Financial's program through a formal application process that includes an analysis of the broker's financial condition and sample loan files, as well as the broker's reputation, general lending expertise and references. As of June 30, 1996, Matrix Financial had approved relationships with approximately 500 mortgage loan brokers. From Matrix Financial's offices in Atlanta, Denver and Phoenix, the sales staff solicit mortgage loan brokers throughout the Southeastern states, the Southwestern states and the Mountain states for loan packages that meet Matrix Financial's criteria. Mortgage loans submitted by brokers are funded after being underwritten by Matrix Financial.

  Mortgage loan brokers act as intermediaries between borrowers and Matrix Financial in arranging mortgage loans. Matrix Financial, as an approved FNMA, FHLMC and GNMA seller/servicer, provides such brokers access to the secondary market for the sale of mortgage loans that they otherwise cannot access because they do not meet the applicable seller/servicer net worth requirements. Matrix Financial attracts and maintains relationships with mortgage loan brokers by offering a variety of services and products.

  By concentrating on wholesale mortgage banking services through independent mortgage loan brokers, Matrix Financial is able to originate mortgage loans in a cost-effective manner. Historically, retail mortgage loan origination has involved higher fixed overhead costs such as offices, furniture, computer equipment and telephones, as well as additional personnel costs such as sales representatives and loan processors. By limiting the number of offices and personnel needed to generate business, Matrix Financial has transferred the overhead burden of mortgage origination to the independent mortgage loan brokers that originate the loans. As a result, Matrix Financial can match its origination costs more directly to loan origination volume so that a substantial portion of its costs are variable rather than fixed.

  In June 1996, the Company implemented a program to supplement its product offerings made through its wholesale loan origination networks by adding products tailored to borrowers who are unable or unwilling to obtain mortgage financing from conventional mortgage sources. The borrowers who need this type of loan product often have impaired or unsubstantiated credit histories and/or unverifiable income and require or seek a high degree of personalized services and swift response to their loan applications. As a result, these borrowers generally are not averse to paying higher interest rates that the Company will charge for this loan product type as compared to the interest rates charged by conventional lending sources. The Company has established classifications with respect to the credit profiles of these borrowers. The classifications range from A-minus through D depending upon a number of factors, including the borrower's credit history and employment status. This new lending program will be managed as a separate division of Matrix Financial, known as the B/C Lending Division. Matrix Financial has entered into a strategic alliance with a marketing group to enroll new independent mortgage loan brokers to deliver borrower applications to the B/C Lending Division. In addition, the marketing group will work with Matrix Financial's existing wholesale network operations in Atlanta, Denver and Phoenix to solicit loan applications for the B/C Lending Division from its existing base of independent mortgage loan brokers. To date, the operations of the B/C Lending Division have not been material to those of the Company.

  RETAIL ORIGINATIONS. On a limited basis, and primarily in order to serve the communities in which it operates, Matrix Bank originates mortgage loans on a retail basis through its branches in Las Cruces, New Mexico and Sun City, Arizona. The retail loans originated by Matrix Bank consist of a broad range of residential (both at fixed and at adjustable rates) and consumer loan products and, on a more limited basis, commercial real estate loans.

  QUALITY CONTROL. The Company has a loan quality control process designed to ensure sound lending practices and compliance with FNMA, FHLMC and applicable private investor guidelines. Prior to funding any wholesale or retail loan, the Company performs a pre-funding quality control audit, which consists of the verification of a borrower's credit and employment, utilizing a detailed checklist. Subsequent to funding, the Company on a monthly basis selects 10% of all closed loans for a detailed audit conducted by its own personnel or a third-party service provider. The quality control process entails performing a complete underwriting review, and independent reverification of all employment information, tax returns, source of down payment funds, bank accounts and credit. Furthermore, 10% of the audited loans are chosen for an independent field review and standard factual credit report. All discovered deficiencies in these audits are reported to senior management of the Company to determine trends and additional training needs. All resolvable issues are addressed and cured by the Company. Any loans that fail to meet applicable investment criteria of an investor are reported to such investor, which could result in a requirement by the investor for the Company to repurchase the loan. The Company also performs a quality control audit on all early payment defaults, first payment defaults and 60-day delinquent loans, with the findings reported to the appropriate investor and/or senior management.

  SALE OF LOAN ORIGINATIONS. The Company generally sells the loans that it originates. In the future, however, Matrix Bank may elect to hold for investment certain mortgage loans that it has originated. Under ongoing programs established with FNMA and FHLMC, conforming conventional loans may be sold on a cash basis or pooled by the Company and exchanged for securities guaranteed by FNMA or FHLMC. These securities are then sold by Matrix Financial and Matrix Bank to national or regional broker/dealers. Mortgage loans sold to FNMA or FHLMC are sold on a nonrecourse basis so that foreclosure losses are generally borne by FNMA or FHLMC and not by the Company.

  The Company also sells nonconforming mortgage loans on a nonrecourse basis to other secondary market investors. These loans are typically first lien mortgage loans that do not meet all of the agencies' underwriting guidelines, and are originated instead for other institutional investors with which the Company previously negotiated purchase commitments, and for which the Company occasionally pays a fee. This practice would also apply to the sale of residential mortgage loans originated through the Company's B/C Lending Division.

  The Company sells mortgage loans on a servicing-retained or servicing-released basis. Certain purchasers of mortgage loans require that the loan be sold to them servicing released. In all other cases the decision is left to the Company. Generally, the Company sells conforming loans on a servicing-retained basis and nonconforming loans on a servicing-released basis. See "-- Residential Loan Servicing Activities--Loan Servicing."

  In connection with the Company's mortgage loan originations and sales, the Company makes customary representations and warranties, similar in nature and scope to those provided in connection with sales of mortgage servicing rights, that to date have not resulted in any significant repurchases of loans by the Company or any pending or threatened claims by the purchasers against the Company.

  The sale of mortgage loans may generate a gain or loss for the Company. Gains or losses result primarily from two factors. First, the Company may make a loan to a borrower at a price that is higher or lower than it would receive if it immediately sold the loan in the secondary market. These price differences occur primarily as a result of competitive pricing conditions in the primary loan origination market. Second, gains or losses may result from the changes in interest rates that result in changes in the market value of the mortgage loans from the time that the price commitment is given to the borrower until the time that the mortgage loan is sold to the investor.

  In order to hedge against the interest rate risk resulting from these timing differences, the Company historically has committed to sell all closed mortgage loans held for sale and a portion of its pipeline loans. On a daily basis, the Company adjusts its net commitment position by either entering into new commitments to sell or by buying back commitments to sell depending upon its projection of the portion of the pipeline loans that it expects to close. These projections are based on numerous factors, including changes in interest rates and general economic trends. The accuracy of the underlying assumptions bears directly upon the effectiveness of the Company's use of forward commitments and subsequent profitability. At December 31, 1995, the Company had approximately $93.1 million in pipeline and funded loans offset with mandatory forward commitments of approximately $64.7 million and non-mandatory forward commitments of approximately $15.3 million. At June 30, 1996, the Company had approximately $95.4 million in pipeline and funded loans offset with mandatory forward commitments of approximately $69.7 million and non-mandatory forward commitments of approximately $20.0 million. The inherent value of the forward commitments is considered in the determination of the lower of cost or market in valuing the Company's pipeline and funded loans at any given time. See "Risk Factors--Potential Adverse Impact of Fluctuating Interest Rates--Pipeline Loans" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Comparison of Results of Operations for the Six Months Ended June 30, 1996 and 1995--Loan Origination."

REAL ESTATE MANAGEMENT AND DISPOSITION SERVICES

  USS, which began operations in June 1995, provides real estate management and disposition services to customers across the United States. In addition to the unaffiliated clients currently served by USS, Matrix Financial uses USS exclusively in handling the disposition of its foreclosed real estate. Having USS provide this service as opposed to Matrix Financial transforms the disposition process into a revenue generator for the Company, since USS typically collects a fee of 1% of the value of the foreclosed real estate from the real estate broker involved in the sale transaction. USS is able to provide this disposition service on an outsourced basis and at no additional cost to the mortgage loan servicer, since USS collects its fee from the real estate broker. USS is able to pass the cost of the disposition on to the real estate broker because of the volume it generates. In addition, USS provides limited collateral valuation opinions to clients such as FHLMC who are interested in assessing the value of the underlying collateral on non-performing mortgage loans, as well as to clients such as Matrix Bank and other third-party mortgage loan originators and buyers interested in evaluating potential bulk purchase of mortgage loans. To date, the operations of USS have not been material to those of the Company.

SAVINGS BANK ACTIVITIES

  With branches in Las Cruces, New Mexico and Sun City, Arizona, Matrix Bank serves its local communities by providing a broad range of personal and business depository services, offering residential and consumer loans and providing, on a more limited basis, commercial real estate loans. For a discussion of the depository services offered by Matrix Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." For a discussion of the historical loan portfolio of the Company, including that of Matrix Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management--Lending Activities."

SUB-PRIME AUTOMOBILE LOANS

  Sterling originates and sells sub-prime automobile retail installment sales contracts on new and used automobiles. "Sub-prime" lending involves making loans to borrowers with limited access to traditional sources of consumer credit. Sterling currently has relationships with more than 500 automobile dealerships located throughout the United States. Sterling maintains a central processing center in Denver, which is responsible for reviewing and approving credit applications submitted by dealers and other originators directly via on-line connection with Sterling. Loans made by Sterling average approximately $9,500 each, carry an interest rate generally of between 18% and 26%, and are serviced by an unaffiliated third-party servicer, who charges a fixed fee per month for servicing. Sterling sells substantially all of its retail automobile installment sales contracts through conduits in the secondary market within 30 to 60 days after their origination or purchase. Because Sterling generally requires the first monthly installment payment to be paid by the borrower at the closing of the loan, the credit risk incurred by Sterling in connection with the origination, purchase and sale of these loans is substantially reduced. To date, the operations of Sterling have not been material to the business of the Company.

COMPETITION

  The industries in which the Company competes are highly competitive. The Company competes with other mortgage banking companies, servicing brokers, commercial banks, savings associations, credit unions, other financial institution and various other lenders. A number of these competitors have substantially greater financial resources, greater operating efficiencies and longer operating histories than the Company.

  Competition in originating mortgage loans arises mainly from other mortgage companies, savings associations and commercial banks. The distinction among market participants is based primarily on price and, to a lesser extent, the quality of customer service and name recognition. Aggressive pricing policies of the Company's competitors, especially during a declining period of mortgage loan originations, could in the future result in a decrease in the Company's mortgage loan origination volume and/or a decrease in the profitability of the Company's loan originations, thereby reducing the Company's revenues and net income. Many of the nation's largest mortgage companies, savings associations and commercial banks have a significant number of branch offices in areas in which the Company operates. The Company competes for loans by offering competitive interest rates and product types, and by seeking to provide a higher level of personal service to mortgage brokers and borrowers than is furnished by competitors. However, the Company does not have a significant market share of the lending markets in which it conducts operations.

  Management believes that Matrix Bank's most direct competition for deposits comes from local financial institutions. The distinction among market participants is based primarily on price and, to a lesser extent, the quality of customer service and name recognition. Matrix Bank's cost of funds fluctuates with general market interest rates. During certain interest rate environments, additional significant competition for deposits may be expected from corporate and governmental debt securities as well as money market mutual funds. Matrix Bank competes for deposits by emphasizing quality of service, extensive product lines and competitive pricing.

  Competition in brokerage and consulting arises mainly from other mortgage banking consulting firms and national and regional investment banking and accounting firms. Management believes that the distinction among market participants is based primarily on customer service. United Financial competes for its brokerage and consulting activities by recruiting qualified and experienced sales people, by developing innovative sales techniques, by providing financing opportunities to its customers through its affiliation with Matrix Bank and by seeking to provide a higher level of service than is furnished by its competitors.

  The Company competes for the acquisition of mortgage loan servicing rights and bulk loan portfolios mainly with mortgage companies, savings associations, commercial banks and other institutional investors. The Company believes that it has competed successfully for the acquisition of mortgage loan servicing rights and bulk loan portfolios by relying on the advantages provided by its unique corporate structure and the secondary marketing expertise of the employees in each Subsidiary.

  The sub-prime consumer automobile finance market is highly fragmented. Although the Company does not believe that it currently competes with commercial banks, savings associations, credit unions and captive automobile finance companies in the origination and resale of sub-prime automobile loans, it does face competition from a number of companies providing, or capable of providing, financing programs to individual purchasers that cannot qualify for traditional financing. The Company also competes with numerous relatively small, regional consumer finance companies. Many of these competitors or potential competitors have pre-existing relationships with established dealer networks. To the extent that any of such lenders significantly expand their activities in the Company's market, the Company could be materially adversely affected. The Company believes that it competes primarily on the basis of the price paid for the loans and service to its participating dealers.

EMPLOYEES

  At June 30, 1996, the Company had 206 employees. Management believes that its relations with its employees are good. Neither Matrix Capital nor any of the Subsidiaries is a party to any collective bargaining agreement.

PROPERTIES

  The executive and administrative offices of Matrix Capital, United Financial and USS are located at 1380 Lawrence Street, Suite 1410, Denver, Colorado 80204. The lease on these premises extends through January 1999 and the current annual rent is approximately $110,000. The Company also owns a building in Phoenix, which houses the bulk of Matrix Financial's operations. This building was purchased by the Company in 1994 and is subject to third party mortgage indebtedness. See Note 4 to the Consolidated Financial Statements included elsewhere herein. The Company utilizes approximately 18,000 of the 30,000 square feet in this building, with the balance being leased to an affiliated company at current market rates. See "Certain Relationships and Related Transactions." The Company also leases two smaller office facilities in Atlanta and Denver where Matrix Financial conducts its wholesale loan origination activities. Sterling's operations are conducted in an approximately 3,200 square foot leased facility in Denver.

  Matrix Bank owns an approximately 30,000 square foot building in Las Cruces, New Mexico. Of this 30,000 square feet, approximately 9,200 square feet serve as the headquarters for Matrix Bank, with substantially all of the remaining footage being rented to third-party tenants at market rates. Matrix Bank also owns an approximately 3,000 square foot building in Sun City, Arizona, which serves as Matrix Bank's branch there.

  The Company believes that all of its present facilities are adequate for its current needs and that additional space is available for future expansion upon acceptable terms.

LEGAL PROCEEDINGS

  Matrix Financial is a defendant in two lawsuits, Limper v. Matrix Financial Services Corporation (Court of Common Pleas, Ottawa County, Ohio, January 29,
1996), and Mogavero v. Matrix Financial Services Corporation (United States District Court for the District of Massachusetts, June 17, 1996), which purport to cover a nationwide class of plaintiffs and involve similar facts and legal claims. The plaintiffs have requested class action status for each of these lawsuits. In both cases, the plaintiffs allege that Matrix Financial breached the terms of plaintiffs' promissory notes and mortgages by imposing certain fax and payoff statement fees at the time the plaintiffs prepaid their loans. The plaintiffs claim that such fees constitute prepayment charges in violation of the terms of the notes and demand restitution and attorneys' fees. In addition, the plaintiffs in Mogavero seek treble damages for Matrix Financial's alleged violation of 18 U.S.C. (S)1964.

  Matrix Financial has filed an answer in Limper denying the plaintiffs' claims but no answer has yet been filed in Mogavero. Matrix Financial believes it has defenses to these lawsuits; however, no assurance can be given that an adverse judgment will not be rendered or that such a judgment would not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows. A joint settlement proposal has been tendered by plaintiffs' counsel, whereby Matrix Financial would pay a settlement payment of not more than $640,000, including attorneys' fees of the plaintiffs, payments to the plaintiff class members and all administrative costs associated with the settlement. Assuming the settlement occurs, and depending on the response rate from the plaintiff class members, the ultimate total of payments made by Matrix Financial could be significantly smaller. The terms of the settlement, however, are being negotiated, and there can be no assurance that either action will be settled on terms acceptable to the Company, or at all. If the settlement negotiations proceed, the Company anticipates that it will establish a reserve in the third quarter of 1996 to account for this contingency.

  The Company is involved from time to time in routine litigation incidental to its business. However, other than described above, the Company believes that it is not a party to any material pending litigation that, if decided adversely to the Company, would have a significant adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

                          REGULATION AND SUPERVISION

  Set forth below is a brief description of various laws and regulations affecting the operations of the Company. The description of laws and regulations contained herein does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

MATRIX CAPITAL

  Matrix Capital is a unitary thrift holding company within the meaning of the Home Owners' Loan Act of 1933, as amended ("HOLA"). As such, Matrix Capital has registered with the OTS and is subject to OTS regulation, examination, supervision and reporting requirements. In addition, the OTS has enforcement authority over Matrix Capital and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Matrix Bank. In addition, Matrix Bank must notify the OTS at least 30 days before making any distribution to Matrix Capital.

  The HOLA prohibits a thrift holding company, directly or indirectly through one or more subsidiaries, from (i) acquiring another savings institution or holding company thereof, without prior written approval of the OTS, (ii) acquiring or retaining, with certain exceptions, more than five percent of a nonsubsidiary savings institution, a nonsubsidiary holding company, or a nonsubsidiary company engaged in activities other than those permitted by the HOLA, or (iii) acquiring or retaining control of a savings institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

  As a unitary thrift holding company, Matrix Capital generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that Matrix Bank continues to be a "qualified thrift lender" under HOLA ("QTL"). See "--Federal Savings Bank Operations--QTL Test" for a discussion of the QTL requirements. Upon any nonsupervisory acquisition by Matrix Capital of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by OTS, Matrix Capital would become a multiple thrift holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. HOLA limits the activities of a multiple thrift holding company and its uninsured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), subject to the prior approval of the OTS, and activities authorized by OTS regulation.

  Legislation has been proposed that would impose limits on the nonbanking activities of companies that acquire savings associations. It is anticipated that Matrix Capital's holding company status would be "grandfathered" under such legislation, but there can be no assurance that Matrix Capital would be so excepted from such limits. Furthermore, any available grandfathering might not continue to be available to Matrix Capital as a result of a possible merger of the federal regulatory agencies. Several proposals have been introduced in Congress over a number of years with increasing frequency and interest in such a merger. If the OTS and Office of the Comptroller of the Currency were merged, as one proposal would require, the federal thrift charter would actually be eliminated. If adopted, such a proposal would require that Matrix Bank become a national bank and would subject it to regulation as such. One effect of such a requirement would be that Matrix Capital could not engage in activities not permitted for national banks. In addition, the ability to branch interstate would become subject to the restrictions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle Act"). Accordingly, any out-of-state branches of Matrix Bank in existence upon the effectiveness of such a proposal that are not permissible under the Riegle Act and, if not grandfathered, could be required to be divested. There are also some benefits to such a charter conversion. For example, Matrix Bank would not, under regulations currently applicable to national banks, be subject to the QTL test described below.

  Federal law generally provides that no company may acquire control of a federally-insured savings institution without obtaining the approval of the OTS. Such acquisitions of control may be disapproved if it is determined, among other things, that the acquisition would substantially lessen competition or the financial and managerial resources and further prospects of the acquiror and savings institution involved or that the acquisition would be detrimental to the institution or present enhanced insurance risk to the SAIF or BIF.

MORTGAGE BANKING OPERATIONS

  The rules and regulations applicable to the Company's mortgage banking operations establish underwriting guidelines that, among other things, include anti-discrimination provisions, require provisions for inspections, appraisals, and credit reports on prospective borrowers and fix maximum loan amounts. Moreover, lenders, such as the Company, are required annually to submit to the HUD, FNMA and FHLMC audited financial statements, and each regulatory entity maintains its own financial guidelines for determining net worth and eligibility requirements. The Company's affairs are also subject to examination by HUD, FNMA and FHLMC at any time to assure compliance with the applicable regulations, policies and procedures. Mortgage loan origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act of 1974, as amended, and the regulations promulgated thereunder that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs.

  Additionally, there are various state and local laws and regulations affecting the Company's operations. The Company is licensed in those states in which it does business requiring such a license where the failure to be licensed would have a material adverse effect on the Company, its business or assets. Conventional mortgage operations also may be subject to state usury statutes.

FEDERAL SAVINGS BANK OPERATIONS

  BUSINESS ACTIVITIES. The activities of savings associations are governed by HOLA and, in certain respects, the Federal Deposit Insurance Act of 1933, as amended ("FDI Act"). The HOLA and the FDI Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended ("FIRREA") and the Federal Deposit Insurance Corporation Act of 1991 ("FDICIA"). FIRREA was enacted to resolve issues relating to problem institutions, including thrifts, establish a new thrift insurance fund, reorganize the regulatory structure applicable to savings associations and impose bank-like standards on savings associations. FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires imposition of numerous additional safety and soundness operational standards and restrictions. Both FIRREA and FDICIA contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings associations and empower the OTS and the FDIC, among other agencies, to promulgate regulations implementing their provisions.

  Provisions of the federal banking statutes, as amended by FIRREA and FDICIA, among other provisions, (i) restrict the use of brokered deposits by troubled savings associations that are not well capitalized, (ii) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (iii) subject to OTS waiver, restrict the aggregate amount of loans secured by non-residential real estate property to 400% of Tier I capital, (iv) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings associations or savings and loan holding companies without prior approval, (v) permit bank holding companies to acquire healthy savings associations, (vi) require the federal banking agencies to establish by regulation standards for extensions of credit secured by real estate, and (vii) restrict transactions between a savings association and its affiliates.

  LOANS TO ONE BORROWER. Under the HOLA, savings associations are generally subject to the national bank limits on loans to one borrower. Generally, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the institution's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is fully secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate.

  QTL TEST. The HOLA requires savings associations to meet a QTL test. Under the QTL test, as modified by FDICIA, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) on a monthly basis in nine out of every 12 months.

  A savings association that fails the QTL test for four or more months out of the prior 12-month period must either convert to a bank charter or operate under certain restrictions. If the savings association does not convert to a bank charter, generally it will be prohibited from: (i) making any new investment or engaging in any new activity not permissible for a national bank; (ii) paying dividends not permissible under national bank statutes and regulations; (iii) obtaining any new advances from any FHLB; and (iv) establishing any new branch office in a location not permissible for a national bank with its head office located in the association's home state. Any bank chartered as a result of failure of the QTL test must pay exit and entrance fees as a consequence of leaving the SAIF and entering the BIF as further described below. In addition, beginning three years after the association fails the QTL test, the association will be prohibited from engaging in any activity or retaining any investment not permissible for a national bank and will have to repay any outstanding advances from FHLB as promptly as possible consistent with safety and soundness. One year from the date the association fails the QTL test, any holding company that controls the association must register as and be deemed to be a bank holding company, subject to the restrictions and limitations of the BHC Act, and to the regulations of the Board of Governors of the Federal Reserve System. As of June 30, 1996, Matrix Bank maintained approximately 93% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Consequently, Matrix Capital is able to retain its savings and loan holding company status.

  LIMITATION ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of associations, which are based primarily on an institution's capital level. An institution that has capital which is equal to or exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Institution") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net income for the previous four quarters. Any additional capital distributions would require prior regulatory approval. If Matrix Bank's capital falls below its fully-phased-in requirement or the OTS notifies it that it is in need of more than normal supervision, Matrix Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. At June 30, 1996, Matrix Bank was a Tier 1 Institution.

  LIQUIDITY. Matrix Bank must maintain an average daily balance of liquid assets and short-term liquid assets equal to a monthly average of not less than specified percentages of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS. Monetary penalties may be imposed for failure to meet these liquidity requirements. Since its acquisition by Matrix Capital, Matrix Bank has never failed to meet its liquidity requirements.

  ASSESSMENTS. Savings associations must pay assessments to the OTS to fund the operations of the OTS. The general assessment, currently assessed on a semi-annual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly thrift financial report. The assessments paid by Matrix Bank for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1996 totaled $176,000, $155,000 and $86,000, respectively.

  BRANCHING. In April 1992, the OTS amended its rule on branching by federally chartered savings associations to permit nationwide branching to the extent allowed by federal statute. This permits federal savings associations with interstate networks to diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings associations.

  COMMUNITY REINVESTMENT. Under the Community Reinvestment Act ("CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial associations nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in evaluating certain applications by such institution. The CRA also requires all associations to publicly disclose their CRA rating. Matrix Bank received a CRA rating of "satisfactory" in its most recent examination.

  INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC. Matrix Bank is a member of the SAIF, which is administered by the FDIC. Savings deposits are insured up to $100,000 per insured member (as defined by law and regulation) by the FDIC. Such insurance is backed by the full faith and credit of the United States. As insurer, the FDIC imposes deposit insurance assessments and is authorized to conduct examinations of and to require reporting by the FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also may initiate enforcement actions against savings associations and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

  FDICIA required the FDIC to implement a risk-based deposit insurance assessment system. Pursuant to this requirement, the FDIC has adopted a risk-based assessment system under which all SAIF insured depository associations are placed into one of nine categories and assessed insurance assessments based upon their level of capital and supervisory evaluation. Under this system, associations classified as well capitalized and considered healthy pay the lowest assessment while associations that are less than adequately capitalized and considered of substantial supervisory concern pay the highest assessment. In addition, under FDICIA, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC. The annual assessment of SAIF members for deposit insurance ranges from 0.23% to 0.31% of domestic deposits. The FDIC may increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. Matrix Bank's current assessment is 0.23% of deposits, which is the lowest rate.

  By contrast, financial institutions that are members of the Bank Insurance Fund ("BIF"), which has higher reserves, experience lower deposit insurance assessments. The disparity in deposit insurance assessments between SAIF and BIF members is exacerbated by the statutory requirement that both the SAIF and the BIF funds be recapitalized to a 1.25% reserved deposits ratio and that a portion of most thrift's deposit insurance assessments be used to service bonds issued by the Financial Corporation ("FICO"). BIF reached the required reserve ratio in 1995, but the SAIF will probably not reach such level for several years. SAIF's ability to attain the required reserve ratio has been hampered by a shrinking deposit base for SAIF assessments and the required use of SAIF premiums to make interest payments on bonds issued by FICO in order to finance the resolution of thrift failures in the 1980s. While the effect of the disparity between BIF and SAIF assessments on SAIF insured associations cannot be determined at this time, if SAIF insurance assessments are not reduced and BIF insurance assessments remain at their current low levels over the long term, SAIF members could be placed at a material disadvantage to BIF members with respect to pricing of deposits and lower operating costs. In addition, a significant increase in SAIF insurance assessments would likely have an adverse effect on the operating expenses and results of operation of Matrix Bank.

  A number of legislative proposals are being considered by the Congress of the United States to recapitalize the SAIF in an effort to resolve the disparity between BIF-insured institutions and SAIF-insured institutions. One proposal provides for a one-time assessment of .85% to .90% to be imposed upon all SAIF deposits as of March 31, 1995, a three-year .05% differential between BIF and SAIF assessments and, thereafter, for BIF deposit premiums to be used to pay the FICO bond interest on a pro rata basis with SAIF deposit premiums. If this proposal were enacted, the impact of such legislation on Matrix Bank would be significant. Such impact would worsen to the extent that the designated date of the special assessment calculation were later than March 31, 1995, due to continuing increases in Matrix Bank's deposits. Based on the Company's SAIF deposits as of March 31, 1995, the cost of such a special assessment, if enacted, would be between approximately $628,000 and $665,000. There is no assurance that this proposal or any other proposal will be implemented or that SAIF-insured institutions such as Matrix Bank will not experience a competitive disadvantage in deposit insurance premiums.

  The financing corporations created by FIRREA and the Competitive Equality Banking Act of 1987 are also empowered to assess premiums on savings associations to help fund the liquidation or sale of troubled associations. Such premiums cannot, however, exceed the amount of SAIF assessments and are paid in lieu thereof.

  BROKERED DEPOSITS. Under the FDIC regulations governing brokered deposits, well-capitalized associations are not subject to brokered deposit limitations, while adequately capitalized associations are subject to certain brokered deposit limitations and undercapitalized associations may not accept brokered deposits. Matrix Bank is considered to be a well-capitalized association, but does not currently accept, and in the foreseeable future does not expect to accept, brokered deposits. See "--Capital Requirements."

  FINANCIAL MANAGEMENT REQUIREMENTS. FDICIA also imposes new financial reporting requirements on all depository associations with assets of more than $500 million, their management and their independent auditors, and establishes rules for the composition, duties and authority of such associations' audit committees and boards of directors.

  TRANSACTIONS WITH RELATED PARTIES. Matrix Bank's authority to engage in transactions with related parties or affiliates or to make loans to certain insiders is limited by the Federal Reserve Act of 1913, as amended. In addition, savings associations may not lend to any affiliate that is engaged in activities that are not permissible for bank holding companies under the BHC Act. Further, no savings institution may purchase the securities of any affiliate other than a subsidiary.

  ENFORCEMENT. Under the FDI Act, the OTS has primary enforcement responsibility over savings associations such as Matrix Bank and has the authority to bring enforcement action against all "institution-related parties," including shareholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on an insured depository institution. Civil penalties cover a wide range of violations and actions and range up to $25,000 per day unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. In addition, regulators have substantial discretion to impose enforcement action on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement action ranges from the imposition of a capital plan and capital directive to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Matrix Bank is not presently subject to any of the foregoing enforcement actions.

  STANDARDS FOR SAFETY AND SOUNDNESS. FDICIA requires each federal banking agency to prescribe for all insured depository institutions and, to some extent, their holding companies standards relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. In addition, the federal banking regulatory agencies are required to prescribe by regulation: (i) maximum classified assets to capital ratios; (ii) minimum earnings sufficient to absorb losses without impairing capital; (iii) to the extent feasible, a minimum ratio of market value to book value for publicly traded shares of depository institutions or the depository institution holding companies; (iv) standards for extensions of credit secured by real estate or made for the purpose of financing the construction of improvements on real estate; and (v) such other standards relating to asset quality, earnings and valuation as the agency deems appropriate. Finally, each federal banking agency is required to prescribe standards for employment contracts and other compensation arrangements of executive officers, employees, directors and principal shareholders of insured depository associations that would prohibit compensation, benefits and arrangements that are excessive or that could lead to a material financial loss for the institution. If an insured depository institution or its holding company fails to meet any of the standards described above, it must submit to the appropriate federal banking agency a plan specifying the steps that will be taken to cure the deficiency. If an institution fails to submit an acceptable plan or fails to implement the plan, the appropriate federal banking agency will require the institution or holding company to correct the deficiency and, until corrected, may impose restrictions on the institution or the holding company, including any of the restrictions applicable under the prompt corrective action provisions of FDICIA. See "--Prompt Corrective Action."

  CAPITAL REQUIREMENTS. FDICIA added a provision establishing "capital categories" in order to facilitate prompt corrective action by the federal banking regulators. The purpose of this amendment is to impose more scrutiny and restrictions on institutions, and to prohibit savings institutions from making capital distributions or paying certain management fees if to do so would leave the institution undercapitalized. FDICIA established five capital categories for this purpose:

  . An institution will be deemed to be well-capitalized if it (i) has a total risk-based capital ratio of 10% or more, (ii) has a Tier 1 risk-based capital ratio of 6% or more, and (iii) has a leverage ratio of 5% or more.

  . An institution will be deemed to be adequately capitalized if it (i) has a total risk-based capital ratio of at least 8%, (ii) has a Tier 1 risk-based capital ratio of at least 4%, and (iii) subject to certain exceptions, has a leverage ratio of at least 4%.

  . An institution will be deemed to be undercapitalized if it (i) has a total risk-based capital ratio of less than 8%, (ii) has a Tier 1 risk-based capital ratio that is less than 4%, or (iii) subject to certain exceptions, has a leverage ratio of less than 4%.

  . An institution will be deemed to be significantly undercapitalized if it
    (i) has a total risk-based capital ratio of less than 6%, (ii) has a Tier 1 risk-based capital ratio of less than 3%, or (iii) has a leverage ratio of less than 3%.

  . An institution will be deemed to be critically undercapitalized if it has a ratio of tangible equity to total assets of less than 2%.

  The Congress of the United States adopted a bill that did not become law, but which would require federal savings banks to convert to national banks. In the event of such a conversion, subject to limited grandfathering, thrift holding companies, such as Matrix Capital, would become regulated by the Federal Reserve Board. The Federal Reserve Board requires bank holding companies to maintain a leverage ratio of 5.0% with the aggregate amount of purchased mortgage servicing rights not to exceed 50.0% of Tier I capital (the numerator of the leverage ratio). Had Matrix Capital been subject to the Federal Reserve Board's capital regulations, its consolidated leverage ratio would have been approximately 2.7% at June 30, 1996 (assuming no other adjustments). There is considerable uncertainty regarding whether such legislation will be adopted.

  PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problem of undercapitalized associations. Under that system, the banking regulators must take certain supervisory actions against undercapitalized associations, the severity of which depends upon the institution's level of capitalization. Generally, subject to a narrow exception, FDICIA requires the appropriate federal banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. FDICIA authorizes the banking regulators to specify the ratio of tangible capital to assets at which an institution becomes critically undercapitalized and requires that ratio to be no less than 2% of assets.

  A thrift institution may be reclassified to an even lower category than is indicated by its current capital position if the OTS determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution to correct deficiencies following receipt of a less-than-satisfactory rating on its most recent examination report. Among other things, undercapitalized institutions are subject to growth limitations and are required to submit capital restoration plans. If an institution fails to submit an acceptable plan or fails in any material respect to implement an approved plan, it is treated as significantly undercapitalized.

  The OTS has adopted a rule that modifies the minimum core capital requirement for some thrift institutions. The general minimum requirement of Tier 1 capital at least equal to 3% of adjusted total assets is applicable only to those institutions that receive a composite rating of one (the highest rating) under the "MACRO" rating system for thrift institutions, and those which are, in general, considered strong organizations having well-diversified risks (including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality and liquidity and well managed on- and off-balance sheet assets). All other thrift institutions must maintain core capital of 3% plus an additional 100 to 200 basis points as established by the OTS on a case-by-case basis.

  MATRIX BANK'S CAPITAL RATIOS. The following table indicates Matrix Bank's regulatory capital ratios at December 31,1995 and June 30, 1996:

                                                       AS OF
                                       ---------------------------------------
                                       DECEMBER 31, 1995     JUNE 30, 1996
                                       ------------------- -------------------
                                        CORE    RISK-BASED  CORE    RISK-BASED
                                       CAPITAL   CAPITAL   CAPITAL   CAPITAL
                                       -------  ---------- -------  ----------
                                              (DOLLARS IN THOUSANDS)
Shareholder's equity/GAAP capital..... $7,338     $7,338   $8,170     $8,170
Additional capital items:
  Minority interest in subsidiary.....    202        202      --         --
  General valuation allowances........    --         781      --       1,011
                                       ------     ------   ------     ------
Regulatory capital as reported to the
 OTS..................................  7,540      8,321    8,170      9,181
Minimum capital requirement as
 reported to the OTS..................  3,162      4,997    4,504      7,277
                                       ------     ------   ------     ------
Regulatory capital--excess............ $4,378     $3,324   $3,666     $1,904
                                       ======     ======   ======     ======
Capital ratios........................   7.16%     13.32%    5.44%     10.09%
Well-capitalized requirement..........   5.00%     10.00%    5.00%     10.00%

  FEDERAL HOME LOAN BANK SYSTEM. Matrix Bank is a member of the FHLB system, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member associations and administers the home financing credit function of savings associations. FHLB advances must be secured by specified types of collateral and may only be obtained for the purpose of providing funds for residential housing finance. The FHLB funds its operations primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. Matrix Bank, as a member of the FHLB system, must acquire and hold shares of capital stock in

FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. Matrix Bank was in compliance with this requirement with an investment in FHLB stock at June 30, 1996 of $2.7 million.

  The FHLBs must provide funds to service the FICO bonds and contribute funds for affordable housing programs. These requirements have affected adversely the level of FHLB dividends paid and could continue to do so. Such requirements could also result in the FHLBs' imposing a higher rate of interest on advances to their members and could have an adverse effect on the value of FHLB stock in the future, with a corresponding reduction in Matrix Bank's capital. For the years ended December 31, 1994 and 1995, and for the six months ended June 30, 1996, dividends from the FHLB to Matrix Bank amounted to $35,000, $86,000 and $72,000, respectively. If dividends were reduced, Matrix Bank's income would likely also be reduced.

  FEDERAL RESERVE SYSTEM. The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily regular checking and NOW accounts). Matrix Bank is in compliance with these regulations. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce Matrix Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require associations to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

MISCELLANEOUS

  REGULATION OF SUB-PRIME AUTOMOBILE LENDING. The Company's sub-prime automobile lending activities are subject to various federal and state laws and regulations. Consumer lending laws generally require licensing of the lender and purchasers of loans and adequate disclosure of loan terms and impose limitations on the terms of consumer loans and on collection policies and creditor remedies. Federal consumer credit statutes primarily require disclosures of credit terms in consumer finance transactions. In general, the Company's sub-prime automobile lending activities are conducted under licenses issued by individual states and are also subject to the provisions of the federal Consumer Credit Protection Act and its related regulations. Sterling maintains an internal compliance staff to stay informed of changes in applicable law.

  Due to the consumer-oriented nature of the industry in which Sterling operates and uncertainties with respect to the application of various laws and regulations in certain circumstances, industry participants are named from time to time as defendants in litigation involving alleged violations of federal and state consumer lending or other similar laws and regulations. A significant judgment against Sterling in connection with any litigation could have a material adverse affect on the Company's financial condition and results of operations. In addition, if it were determined that a material number of loans purchased by Sterling involved violations of applicable lending laws by the automobile dealers, the Company's financial condition and results of operations could be materially adversely affected.

  FAS 122. In May 1995, the Financial Accounting Standards Board issued FAS 122, which amended Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage Banking Activities ("FAS 65"). FAS 122 requires the recognition of originated mortgage servicing rights, as well as purchased mortgage servicing rights, as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under FAS 65, the cost of originated mortgage servicing rights was not recognized as an asset and was charged to earnings when the related loan was sold. With respect to acquisition of mortgage servicing rights through either the purchase or origination of mortgage loans, FAS 122 has a different cost allocation methodology than SFAS No. 65. In contrast to a cost allocation based on estimated fair market value as set forth in FAS 122, the prior requirement was to allocate the costs incurred in excess of the market value of the loans without the servicing rights to purchased mortgage servicing rights. If it is not practicable to estimate fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated to the mortgage loans and no cost should be allocated to the mortgage servicing rights. FAS 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their value and it requires a holder of mortgage servicing rights to stratify its mortgage servicing rights that are capitalized after the adoption of FAS 122 based on one or more of the predominant risk characteristics of the underlying loans. Impairment will be recognized through a valuation allowance for each impaired stratum.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the current directors and executive officers of the Company.

          NAME           AGE          PRINCIPAL POSITIONS           DIRECTOR'S TERM EXPIRES
          ----           ---          -------------------           -----------------------
Guy A. Gibson...........  32 Matrix Capital: President, Chief                1998
                              Executive Officer and Director
                             Matrix Financial: Chairman of the
                              Board and President
Richard V. Schmitz......  33 Matrix Capital: Chairman of the Board           1999
                             United Financial: Chairman of the
                              Board and Chief Executive Officer
D. Mark Spencer.........  36 Matrix Capital: Vice Chairman of the            1999
                              Board
                             Matrix Bank: Chairman of the Board
Thomas M. Piercy........  32 Matrix Capital: Director                        1997
                             United Financial: President
David W. Kloos..........  34 Matrix Capital: Senior Vice President,          1998
                              Chief Financial Officer and Director
                             Matrix Bank: Executive Vice President
                              and Chief Financial Officer
Gary Lenzo..............  46 Matrix Bank: President and Chief                 --
                              Executive Officer
Thomas J. Osselaer......  38 Matrix Financial: Executive Vice                 --
                              President, Chief Operating Officer
                              and Chief Financial Officer
James G. Panero.........  33 Matrix Capital: Senior Vice President,           --
                              Secretary and General Counsel
Stephen Skiba...........  41 Matrix Capital: Director                        1997
David A. Frank..........  49 Matrix Capital: Director                        1998
Peter G. Weinstock......  35 Matrix Capital: Advisory Director                --

  GUY A. GIBSON has served as the Chief Executive Officer and a director of Matrix Capital since its formation in June 1993. Mr. Gibson has served as Chairman of the Board of Matrix Financial since August 1990 and as its President since August 1994. Mr. Gibson was one of the original founders of Matrix Financial and acted as its Chief Executive Officer during 1990. Prior to his tenure with the Company, Mr. Gibson held the position of Account Executive with the investment banking firms of Paine Webber from 1987 to 1989 and Lincoln Financial Group, a Denver-based servicing brokerage firm, from 1989 to 1990.

  RICHARD V. SCHMITZ has served as a director of Matrix Capital since its formation in June 1993 and was elected Chairman of the Board of Matrix Capital in February 1996. Mr. Schmitz was one of the original founders of United Financial and has held the position of Chief Executive Officer of United Financial since 1990.

  D. MARK SPENCER served as Chairman of the Board of Matrix Capital from June 1993 until February 1996. Mr. Spencer has served as an executive officer of the Company since June 1993. Mr. Spencer has served as Chairman of the Board of Matrix Bank since October 1993, and has served as director of Matrix Financial since August 1990. From 1985 through July 1990, Mr. Spencer served as Vice President of Secondary Marketing for Austin Federal Savings and Loan, an Austin, Texas savings and loan association.

  THOMAS M. PIERCY served as Senior Vice President of United Financial from October 1990 to June 1996, when he was elected President of United Financial. Mr. Piercy has served as a director of Matrix Capital since June 1993. From 1986 to 1990, Mr. Piercy served as Managing Director of Lincoln Financial Group.

  DAVID W. KLOOS has served as a Vice President and Chief Financial Officer of Matrix Capital since June 1993, and he has served as a director of Matrix Capital also since June 1993. Mr. Kloos was appointed as Senior Vice President of Matrix Capital in September 1996. Mr. Kloos has served as Executive Vice President and Chief Financial Officer of Matrix Bank since October 1993. From 1989 through 1993, Mr. Kloos served as Senior Vice President and Chief Financial Officer of Argo Federal Savings Bank, a Summit, Illinois federal savings bank. From 1985 to 1989 Mr. Kloos, a certified public accountant, was employed by the Chicago office of KPMG Peat Marwick LLP.

  GARY LENZO has served as President and Chief Executive Officer and Director of Matrix Bank since October 1993. From 1987 to 1992, Mr. Lenzo served as Vice President of Austin Savings Association and Great Western Savings Bank, both Austin, Texas based savings associations. From 1984 to 1986, Mr. Lenzo served as Vice President of Unifirst American Mortgage Corporation, an Austin, Texas mortgage company.

  THOMAS J. OSSELAER has served as Executive Vice President and Chief Financial Officer of Matrix Financial since July 1993, Chief Operating Officer since August 1994, and was Vice President from March 1992 to July 1993. From January 1990 to February 1992, Mr. Osselaer served as Treasurer and Finance Division Manager for the receivership of MeraBank Federal Savings Bank, an RTC controlled savings bank in Phoenix, Arizona. From 1985 to 1990, Mr. Osselaer served as Vice President, Assistant Treasurer and Investment Manager for MeraBank Federal Savings Bank.

  JAMES G. PANERO has served as Senior Vice President, General Counsel and Secretary of Matrix Capital since January 1996. From 1994 to 1995, Mr. Panero served as Senior Counsel of Chemical Residential Mortgage Corporation of Edison, New Jersey, the mortgage banking subsidiary of Chemical Bank. From 1992 to 1994, Mr. Panero served as Associate Counsel of Margaretten and Co., Inc., a publicly traded national mortgage banking company in Edison, New Jersey, which was acquired by Chemical Bank in 1994. From 1988 to 1992, Mr. Panero served as an associate with the law firm of Gurfein & Graubard in New York City where he specialized in commercial and real estate litigation.

  STEPHEN SKIBA, a director of Matrix Capital since March 1996, is Senior Vice President and Senior Analyst, focusing on banks and thrifts, for the Chicago Corporation, an investment banking firm in Chicago, Illinois. From November 1990 to June 1996, Mr. Skiba was Senior Vice President, Chief Financial Officer and Treasurer of N.S. Bancorp, Inc. in Chicago, Illinois. Prior to joining N.S. Bancorp, Inc., Mr. Skiba was an audit partner with the Chicago office of KPMG Peat Marwick LLP, primarily responsible for financial institutions and real estate audit engagements.

  DAVID A. FRANK was elected director of Matrix Capital in September 1996. Mr. Frank is President, Chief Executive Officer and founder of America's Mortgage Source, a mortgage company based in Marlton, New Jersey that is primarily involved in the origination of residential mortgage loans and which was formed in 1995. From 1994 to 1995, Mr. Frank served as President and Chief Executive Officer of Chemical Residential Mortgage Corporation in Edison, New Jersey, and as a director of Chemical Bank, N.A. Chemical Residential Mortgage Corporation is the primary mortgage banking operation of Chemical Banking Corporation. Prior to joining Chemical Residential Mortgage Corporation, Mr. Frank served from 1989 to 1994 as President and Chief Operating Officer of Margaretten Financial Corporation, a publicly traded national mortgage banking company based in Perth Amboy, New Jersey. From 1977 to 1989, Mr. Frank held various positions with Primerica Corporation/American Can Company (now known as Travelers, Inc.), where he was primarily involved in mergers, acquisitions, capital market activities and in restructuring a manufacturing-based concern into a diversified financial services company.

  PETER G. WEINSTOCK has served as an advisory director to Matrix Capital since September 1996. In his capacity as advisory director, Mr. Weinstock is invited to attend meetings of the Board of Directors and to participate in its discussions. However, Mr. Weinstock is not entitled to vote in matters submitted for approval and is not involved in the administration or management of the Company. Mr. Weinstock is a member of the law firm of Jenkens & Gilchrist, a Professional Corporation, where he has been employed for more than five years. Jenkens & Gilchrist, a Professional Corporation, serves as outside general counsel to the Company.

  The Board of Directors of Matrix Capital is currently comprised of seven directors. The Board of Directors is divided into three classes. Directors for each class are elected at the annual meeting held in the year in which the term for such class expires and serve thereafter for three years or until their successors are elected and qualified. All advisory directors serve at the pleasure of the Board of Directors. Subject to any applicable employment agreement provisions, all officers are appointed by, and serve at the discretion of, the Board of Directors of Matrix Capital or the Subsidiary or Subsidiaries of their employ, as the case may be. There are no family relationships between any directors or officers of Matrix Capital and/or any of its Subsidiaries.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two standing committees: the Compensation Committee and the Audit Committee. The Compensation Committee and the Audit Committee are each comprised of Mr. Skiba and Mr. Frank. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1996 Stock Option Plan and the Purchase Plan. See "-- Stock Option Plan" and "--Employee Stock Purchase Plan." The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and management letter, and performing such other duties as the Board of Directors may from time to time prescribe.

EMPLOYMENT AGREEMENTS

  In January 1996, the Company entered into a five-year employment agreement with Mr. Kloos. Under the terms of such agreement, Mr. Kloos is paid an annual salary as agreed to by Mr. Kloos and Matrix Capital and, in addition, he is to receive five annual installment payments of $25,000 each, with the first such installment being payable on or before December 31, 1996. This employment agreement is terminable without advance notice by the Company for good cause, which is generally defined to include a breach by Mr. Kloos of the employment agreement, a breach by Mr. Kloos of his fiduciary duties owed to the Company, and fraud, embezzlement or theft from the Company by Mr. Kloos. In addition, the employment agreement terminates upon the death or disability of Mr. Kloos and Mr. Kloos may resign upon 30 days' notice to the Company.

  The Company has also entered into an employment agreement with Mr. Lenzo. Under the terms of such agreement, Mr. Lenzo is employed as the President and Chief Executive Officer of Matrix Bank until January 1, 1999 at a base salary of $100,000 per annum. In addition, Mr. Lenzo is eligible to participate in an equitable manner in all discretionary bonuses authorized to be paid the employees of Matrix Bank. The Company may, without notice, terminate this employment agreement for just cause (which is generally defined to include personal dishonesty, incompetence, willful misconduct or a breach of fiduciary duty) and, in such case, the Company shall be obligated to pay Mr. Lenzo his compensation accrued through the date of such termination. The Company may also, upon 60-days' notice to Mr. Lenzo, terminate Mr. Lenzo's employment agreement for any reason other than just cause and, in such a case, the Company will be obligated to pay Mr. Lenzo his compensation through January 1, 1999. In addition, the Regional Director of the OTS may terminate Mr. Lenzo's employment agreement in certain instances, including if the FDIC enters into an agreement to provide assistance to Matrix Bank under its authority granted by the FDI Act or if the Regional Director determines that Matrix Bank is in an unsafe or unsound position. Mr. Lenzo is entitled to certain change in control payments if, after a change in control of Matrix Bank or Matrix Capital, Mr. Lenzo's employment is terminated prior to January 1, 1999. The amount of such change in control payments, if required to be paid, would generally be the balance of Mr. Lenzo's salary through January 1, 1999 plus an additional amount that is equal to the amount of Mr. Lenzo's annual compensation paid to Mr. Lenzo by Matrix Bank for the year prior to his termination. The payments to Mr. Lenzo upon a change in control, however, may not exceed 2.99 times Mr. Lenzo's "base amount" (as defined in Section 280G(b)(3) of the Code) without adverse tax consequences. These benefits are estimated to have a value of $299,000 as of June 30, 1996.

COMPENSATION OF DIRECTORS

  The Company pays each nonemployee director of Matrix Capital a $3,750 quarterly retainer and a fee of $1,000 ($250 if such director's attendance is via teleconference) for each meeting of the Board of Directors of Matrix Capital that he attends. The Company also reimburses each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings. Nonemployee directors are also eligible for stock option grants under the 1996 Stock Option Plan. See "-- Stock Option Plan."

  Each advisory director of the Company is paid a $2,500 quarterly retainer and a fee of $1,000 ($250 if such advisory director's attendance is via teleconference) for each meeting of the Board of Directors of Matrix Capital that he attends. The Company also reimburses each advisory director for ordinary and necessary travel expenses related to such advisory director's attendance at Board of Directors meetings. Advisory directors are also eligible for stock option grants under the 1996 Stock Option Plan. See "-- Stock Option Plan."

EXECUTIVE COMPENSATION

  The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during 1995 by the Company to or on behalf of the Chief Executive Officer and the four other highest paid executive officers of the Company whose salary and bonus for 1995 was in excess of $100,000:

                          SUMMARY COMPENSATION TABLE

                                              ANNUAL
                                       COMPENSATION (1)(2)
                                       --------------------  ALL OTHER
  NAME AND PRINCIPAL POSITIONS    YEAR   SALARY     BONUS   COMPENSATION
  ----------------------------    ----   ------   --------- ------------
Guy A. Gibson
 President, Chief Executive
 Officer and Director of Matrix
 Capital; President and Chairman
 of the Board of Matrix
 Financial....................... 1995 $  250,000 $  46,552   $ 8,300(3)(4)
Richard V. Schmitz
 Chairman of the Board of Matrix
 Capital; Chief Executive Officer
 of United Financial............. 1995    250,000   100,000     8,300(3)(4)
D. Mark Spencer
 Vice Chairman of the Board of
 Matrix Capital.................. 1995    250,000       --      8,300(3)(4)
Thomas M. Piercy
 Director of Matrix Capital;
 President of United Financial... 1995    271,372       --      2,300(4)
David W. Kloos
 Senior Vice President, Chief
 Financial Officer and Director
 of Matrix Capital; Executive
 Vice President and Chief
 Financial Officer of Matrix
 Bank............................ 1995    100,000    20,000   109,300(3)(4)(5)

- --------

(1) Annual compensation does not include the cost to the Company of benefits certain executive officers receive in addition to salary and cash bonuses. The aggregate amounts of such personal benefits, however, did not exceed the lesser of either $50,000 or 10% of the total annual compensation of such executive officer. Amounts listed in the salary column for each executive officer include approximately $9,500 that such executive officer contributed during 1995 to his account under the Company's 401(k) savings plan.
(2) No options were granted during 1995 to any of the executive officers named herein. See "--Stock Option Plan" for options granted during 1995 to executive officers other than those named herein and for options granted during 1996 to each of the executive officers of the Company.
(3) Of this amount, $6,000 represents directors fees paid by Matrix Bank for such person's service on that entity's board of directors.
(4) Of this amount, $2,300 represents the Company's contribution to such person's account maintained under the 401(k) savings plan. See "--401(k) Savings Plan."
(5) Of this amount, $101,000 represents the estimated value of a stock bonus of 138,438 shares awarded to Mr. Kloos on January 1, 1995 for services rendered.

STOCK OPTION PLAN

  In January 1995, the Board of Directors and shareholders adopted the Company's 1995 Stock Option Plan, which was amended and restated as the 1996 Stock Option Plan by the Board of Directors and shareholders in September 1996. The purpose of the 1996 Stock Option Plan is to advance the interests of the Company by providing additional incentives to attract and retain qualified and competent employees and consultants of the Company and directors of the Company and its subsidiaries, upon whose efforts and judgment the success of the Company is largely dependent. As of the date hereof, substantially all of the Company's full-time employees and all of the Company's directors and advisory directors are eligible for grants of stock options ("Plan Options") under the terms of the 1996 Stock Option Plan. Options to purchase an aggregate of 79,500 shares of

Common Stock were granted to Mr. Osselaer on January 1, 1995 at an exercise price of $5.13 per share. The aggregate value of Mr. Osselaer's options at September 30, 1996 is $386,927 assuming a fair market value of the Common Stock of $10.00 per share. As of the date hereof, no other Plan Options have been granted under the 1996 Stock Option Plan. However, the Company anticipates that the Compensation Committee will grant options to purchase 5,000 shares of Common Stock to each of Mr. Skiba and Mr. Frank as nonemployee directors of the Company and options to purchase 5,000 shares of Common Stock to Mr. Weinstock as advisory director. It is expected that fifty percent of these options will be immediately exercisable upon consummation of this offering, with the remaining 50% becoming exercisable in October 1997. The exercise price per share for Mr. Skiba's, Mr. Frank's and Mr. Weinstock's options is anticipated to be the Price to Public set forth on the cover page of this Prospectus. The Company also anticipates that the Compensation Committee will grant, in connection with the consummation of this offering, options exercisable for approximately 130,000 shares of Common Stock, including 35,000 shares to Mr. Kloos, 10,000 shares to Mr. Panero and 30,000 shares to Mr. Lenzo. The Company anticipates that the options granted to Messrs. Kloos, Panero and Lenzo will become exercisable ratably over five years after their date of grant and will be exercisable at the Price to Public set forth on the cover page of this Prospectus.

  The 1996 Stock Option Plan authorizes the granting of incentive stock options ("Incentive Options") and nonqualified stock options ("Nonqualified Options") to purchase Common Stock to eligible persons. A total of 525,000 shares of Common Stock are authorized for sale upon exercise of Plan Options granted under the 1996 Stock Option Plan. As of the date hereof, options to purchase an aggregate of 79,500 shares have been granted. The 1996 Stock Option Plan is currently administered by the Compensation Committee. The Compensation Committee consists of at least two members of the Board of Directors, each of whom is an "outside director" within the meaning of the Code and a "nonemployee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The 1996 Stock Option Plan provides for adjustments to the number of shares and to the exercise price of outstanding options in the event of a declaration of a stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of shares of Common Stock.

  No Incentive Option may be granted with an exercise price per share less than the fair market value of the Common Stock at the date of grant. The Nonqualified Options may be granted with any exercise price determined by the administrator of the 1996 Stock Option Plan. The exercise price of an Employee Option may be paid in cash, by certified or cashier's check, by money order, by personal check or by delivery of already owned shares of Common Stock having a fair market value equal to the exercise price, or by delivery of a combination of cash and already owned shares of Common Stock. However, if the optionee acquired the stock to be surrendered directly or indirectly from the Company, he must have owned the stock to be surrendered for at least six months prior to tendering such stock for the exercise of a Plan Option.

  An eligible employee may receive more than one Incentive Option, but the maximum aggregate fair market value of the Common Stock (determined when the Incentive Option is granted) with respect to which Incentive Options are first exercisable by such employee in any calendar year cannot exceed $100,000. In addition, no Incentive Option may be granted to an employee owning directly or indirectly stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, unless the exercise price is set at not less than 110% of the fair market value of the shares subject to such Incentive Option on the date of grant and such Incentive Option expires not later than five years from the date of grant. Awards of Nonqualified Options are not subject to these special limitations.

  No Incentive Option granted under the 1996 Stock Option Plan is assignable or transferable, otherwise than by will or by laws of descent and distribution. During the lifetime of an optionee, his Incentive Option is exercisable only by him or his guardian or legal representative. Nonqualified Options may be transferrable if provided for in the option agreement governing the Nonqualified Option. The expiration date of a Plan Option is determined by the administrator at the time of the grant, but in no event may a Plan Option be exercisable after the expiration of 10 years from the date of grant of the Plan Option.

  The administrator of the 1996 Stock Option Plan may limit an optionee's right to exercise all or any portion of a Plan Option until one or more dates subsequent to the date of grant. The administrator also has the right, exercisable in its sole discretion, to accelerate the date on which all or any portion of a Plan Option may be exercised. The 1996 Stock Option Plan also provides that 30 days prior to certain major corporate events such as, among other things, certain changes in control, mergers or sales of substantially all of the assets of the Company (a "Major Corporate Event"), each Plan Option shall immediately become exercisable in full. In anticipation of a Major Corporate Event, however, the administrator may, after notice to the optionee, cancel the optionee's Employee Options on the consummation of the Major Corporate Event. The optionee, in any event, will have the opportunity to exercise his Plan Options in full prior to such Major Corporate Event.

  If terminated for cause, all rights of an optionee under the 1996 Stock Option Plan cease and the Plan Options granted to such optionee become null and void for all purposes. The 1996 Stock Option Plan further provides that in most instances a Plan Option must be exercised by the optionee within 30 days after the termination of the consulting contract between such consultant and the Company or termination of optionee's employment with the Company, as the case may be (for any reason other than termination of cause, mental or physical disability or death), if and to the extent such Plan Option was exercisable on the date of such termination. If the optionee is not otherwise employed by, or a consultant to, the Company, his Plan Option must be exercised within 30 days of the date he ceases to be a director of the Company or a subsidiary of the Company. Generally, if an optionee's employment or consulting contract is terminated due to mental or physical disability, the optionee will have the right to exercise the Plan Option (to the extent otherwise exercisable on the date of termination) for a period of one year from the date on which the optionee suffers the mental or physical disability. If an optionee dies while actively employed by, or providing consulting services under a consulting contract to, the company, the Plan Option may be exercised (to the extent otherwise exercisable on the date of death) within one year of the date of the optionee's death by the optionee's legal representative or legatee.

  The Company anticipates registering the shares issuable pursuant to the exercise of Plan Options with the Commission in 1996.

  Under current tax laws, the grant of a Plan Option will not be a taxable event to the recipient optionee and the Company will not be entitled to a deduction with respect to such grant. Upon the exercise of a Nonqualified Option, an optionee will recognize ordinary income at the time of exercise equal to the excess of the then fair market value of the shares of Common Stock received over the exercise price. The taxable income recognized upon exercise of a Nonqualified Option will be treated as compensation income subject to withholding and the Company will be entitled to deduct as a compensation expense an amount equal to the ordinary income an optionee recognizes with respect to such exercise. When Common Stock received upon the exercise of a Nonqualified Option subsequently is sold or exchanged in a taxable transaction, the holder thereof generally will recognize capital gain (or loss) equal to the difference between the total amount realized and the fair market value of the Common Stock on the date of exercise; the character of such gain or loss as long-term or short-term capital gain or loss will depend upon the holding period of the shares following exercise.

  The exercise of an Incentive Option will not be taxable to the optionee, and the Company will not be entitled to any deduction with respect to such exercise. However, to qualify for this favorable tax treatment of incentive stock options under the Code, the optionee may not dispose of the shares of Common Stock acquired upon the exercise of an Incentive Option until after the later of two years following the date of grant or one year following the date of exercise. The surrender of shares of Common Stock acquired upon the exercise of an Incentive Option in payment of the exercise price of a Plan Option within the required holding period for incentive stock options under the Code will be a disqualifying disposition of the surrendered shares. Upon any subsequent taxable disposition of shares of Common Stock received upon exercise of a qualifying Incentive Option, the optionee generally will recognize long-term or short-term capital gain (or loss) equal to the difference between the total amount realized and the exercise price of the Plan Option.

  If a Plan Option that was intended to be an incentive stock option under the Code does not qualify for favorable incentive stock option treatment under the Code due to the failure to satisfy the holding period requirements, the optionee may recognize ordinary income in the year of the disqualifying disposition. Provided the amount realized in the disqualifying disposition exceeds the exercise price, the ordinary income an optionee shall recognize in the year of a disqualifying disposition shall be the lower of (i) the excess of the amount realized over the exercise price or (ii) excess of the fair market value of the Common Stock at the time of the exercise over the exercise price. In addition, the optionee shall recognize capital gain on the disqualifying disposition in the amount, if any, by which the amount realized in the disqualifying disposition exceeds the fair market value of the Common Stock at the time of the exercise. Such capital gain shall be taxable as long-term or short-term capital gain, depending on the optionee's holding period for such shares.

  Notwithstanding the favorable tax treatment of Incentive Options for regular tax purposes, as described above, for alternative minimum tax purposes, an Incentive Option is generally treated in the same manner as a Nonqualified Option. Accordingly, an optionee must generally include in alternative minimum taxable income for the year in which an Incentive Option is exercised the excess of the fair market value on the date of exercise of the shares of Common Stock received over the exercise price. If, however, an optionee disposes of shares of Common Stock acquired upon the exercise of an Incentive Option in the same calendar year as the exercise, only an amount equal to the optionee's ordinary income for regular tax purposes with respect to such disqualifying disposition will be recognized for the optionee's calculation of alternative minimum taxable income in such calendar year.

EMPLOYEE STOCK PURCHASE PLAN

  In September 1996, the Board of Directors adopted the Matrix Capital Corporation Employee Stock Purchase Plan (the "Purchase Plan") and reserved shares of Common Stock for issuance thereunder. The shareholders of the Company approved the Purchase Plan in September 1996. The purpose of the Purchase Plan is to provide eligible employees of the Company and its designated subsidiaries with an opportunity to purchase Common Stock ("ESPP Shares") from the Company through payroll deductions. The Purchase Plan will become effective upon consummation of the offering. The Purchase Plan is a non-compensatory plan.

  Offerings under the Purchase Plan generally have a duration ("Offering Period") of 12 months and commence on January 1 of each year, but the Initial Offering Period under the Purchase Plan will commence on the day of the offering. On the first business day of an Offering Period (the "Enrollment Date"), each eligible employee who chooses to participate ("Participant") is granted the right to purchase ("Purchase Right") on the last business day of such Offering Period ("Purchase Date") a number of whole ESPP Shares determined by dividing the Participant's total annual payroll deductions accumulated during such Offering Period by the Purchase Price described below. However, the number of ESPP Shares subject to each Participant's Purchase Right during such Offering Period shall in no event exceed the lesser of (i) the maximum number of ESPP Shares which could be purchased with such Participant's total payroll deductions for the Offering Period at a Purchase Price equal to 85% of the fair market value of the ESPP Shares on the Enrollment Date, (ii) the number of ESPP Shares determined by dividing $25,000 by the fair market value of the ESPP Shares on the Enrollment Date or (iii) the maximum number of ESPP Shares that would cause the total owned by the Participant to exceed the 5% ownership limits described below. Unless the Participant's participation is discontinued, his or her Purchase Right will be exercised automatically on the Purchase Date (i.e., the last business day of the Offering Period) at the Purchase Price.

  The total number of shares of Common Stock issuable under the Purchase Plan is 125,000. No less than 15 days prior to each Offering Period, the administrator of the Purchase Plan will determine the total number of ESPP Shares that will be made available for purchase during such Offering Period and will notify the eligible employees. With respect to ESPP Shares that are made available for an Offering Period, but which are not purchased during such Offering Period, the administrator may again make them available for purchase with respect to any subsequent Offering period. In the event that on the Purchase Date of reference the aggregate amount of payroll deductions during the corresponding Offering Period exceed the aggregate Purchase Price of all ESPP Shares available for purchase during such Offering Period, each Purchase Right of a participant shall be reduced to that percentage of available ESPP Shares as the accumulated payroll deduction in his or her account is of the aggregate accumulated payroll deduction in the accounts of all Participants.

  Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year by the Company or its designated subsidiaries, who is employed on the first day of the month preceding the Enrollment Date of reference, and who continues to be employed on the Enrollment Date, is eligible to participate in offerings under the Purchase Plan during the Offering Period, which includes such Enrollment Date. Employees become Participants by delivering to the Company an agreement authorizing payroll deductions at any time during the 45 days immediately preceding the Enrollment Date of reference. No employee is permitted to purchase ESPP Shares under the Purchase Plan if such employee owns 5% or more of the total combined voting power or value of all classes of shares of stock of the Company, including as owned by such employee all ESPP Shares subject to his Purchase Right, as adjusted, shares subject to any other options, or shares whose ownership is attributable to the employee by reason of ownership by certain members of his or her family. In addition, no Participant is entitled to purchase during the Offering Period of reference more than the maximum number of ESPP Shares subject to such Participant's Purchase Right during such Offering Period.

  The price at which ESPP Shares are sold under the Purchase Plan ("Purchase Price") is 85% of the lower of the fair market value per Share of Common Stock on the Enrollment Date (i.e., first business day of the Offering period) or the Purchase Date (i.e., the last business day of the Offering Period). The Purchase Price of the ESPP Shares is accumulated by payroll deductions made during the Offering Period. The total payroll deductions of a Participant for an Offering Period may not be greater than the lesser of $12,500, or 25% of the Participant's annualized "considered pay" as determined at the beginning of the Offering Period, nor may such payroll deductions be less than an aggregate of $500. A Participant's "considered pay" is the administrator's reasonable estimate of such Participant's basic rate of pay (i.e., exclusive of bonuses and other special payments) during the Offering Period.

  All payroll deductions of a Participant are credited to his or her account under the Purchase Plan and are deposited with the general funds of the Company. Such funds may be used for any corporate purpose. No charges for administrative or other costs may be made by the Company against the accounts of Participants. The Purchase Plan is administered by the Compensation Committee of the Board of Directors.

  A Participant may terminate his or her right to purchase ESPP Shares with respect to a particular Offering Period by notifying the administrator at any time prior to the last 15 days of the Offering period that the Participant is withdrawing all, but not less than all, of the accumulated payroll deductions credited to such Participant's account. The withdrawal of accumulated payroll deductions automatically terminates the Participant's Purchase Right with respect to that Offering Period. As soon as practicable after notice of such withdrawal, the payroll deductions credited to a Participant's account will be returned to the Participant without interest. A Participant's withdrawal with respect to an Offering Period does not have any effect upon such Participant's eligibility to participate in subsequent Offering Periods. Termination of a Participant's employment for any reason, including retirement or death, immediately terminates his or her participation in the Offering Period during which such termination of employment occurs. In such event, the payroll deductions credited to the Participant's account will be returned to the Participant as soon as practicable, or in the case of death, to the person or persons entitled thereto, in either case without interest.

  In the event of changes in the Common Stock of the Company, however, due to stock dividends or other changes in capitalization, or in the event of any merger, sale or any other reorganization, appropriate adjustments will be made by the Company to the ESPP Shares subject to purchase, to the price per share and, where necessary, to the conditions relating to the exercise of the Purchase Right, so that, to the extent reasonably possible, such events do not adversely affect the rights of Participants. If, however, there is a proposed dissolution or liquidation of the Company, the Offering Period during which such event occurs will be deemed terminated upon the occurrence of such event.

  The Purchase Plan will terminate automatically on December 31, 2005, and prior to that date the Board of Directors of the Company generally may at any time amend or terminate the Purchase Plan. The Company anticipates registering the shares issuable under the Purchase Plan with the Commission in 1996.

401(K) SAVINGS PLAN

  In February 1994, the Company established the Company's 401(k) savings plan, which is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, and the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Amounts contributed to the plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Internal Revenue Code. All full time employees of the Company that have completed at least six months of service are eligible to participate in the plan. Participating employees will be entitled to make pre-tax contributions to their accounts in amounts equal to not less than 1% and not more than 15% of their compensation each year, subject to certain maximum annual limits imposed by law (approximately $9,500 in 1996). The Company matches employee contributions in the amount of 25% of their contributions. The Company also has the right to make certain additional matching contributions. Matching contributions made by the Company vest in participating employees over a five-year period after the date of contribution. Distributions generally are payable in a lump-sum after retirement or death and, in certain circumstances, upon termination of employment with the Company for other reasons.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1995, the Company had no compensation committee or other committee of the Board of Directors performing similar functions. Decisions concerning executive compensation for 1995 were made by the Board of Directors of Matrix Capital, including Messrs. Gibson, Schmitz, Spencer, Piercy and Kloos, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company has established a Compensation Committee to handle compensation issues for executive officers of the Company in the future. See "--Committees of the Board of Directors."

  None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In October 1995, the Company loaned Matrix Diversified, Inc. ("Diversified"), a company in which Messrs. Gibson, Schmitz, Piercy, Spencer, Kloos and Osselaer, each of whom is an executive officer of the Company, and Mr. Robert Fowles, an officer of United Financial, own all of the outstanding capital stock, $750,000 in order to enable Diversified to purchase the assets of an unaffiliated business. Such loan accrues interest at 13% per annum and is secured by a secondary lien on the assets of Diversified. Principal and interest on this loan is due and payable in one lump sum on October 1, 2000. In addition, the Company leases approximately 7,400 square feet in its Phoenix office building to a subsidiary of Diversified at a base rental of approximately $8,500 per month. The lease expires in September 1997, but the Company anticipates that it will be renewed for successive one-year terms.

  On December 31, 1995, the Company renewed a loan originally made to Mr. Spencer, Vice Chairman of the Board and a shareholder of the Company, in December 1994 in the amount of approximately $80,000. The loan to Mr. Spencer accrues interest at the prime rate, is unsecured, and the entire principal and all accrued interest is due and payable in one lump sum on December 31, 1996. The Company has the option of extending the maturity of such loan to Mr. Spencer in annual increments, but does not presently anticipate doing so.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date hereof of: (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the offering; (ii) each of the Company's directors and advisory directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all directors, advisory directors and executive officers of the Company as a group.

                                                         PERCENTAGE OF
                                                       OUTSTANDING SHARES
                            NUMBER OF SHARES    --------------------------------
NAME OF BENEFICIAL OWNER  BENEFICIALLY OWNED(1) PRIOR TO OFFERING AFTER OFFERING
- ------------------------  --------------------- ----------------- --------------
Guy A. Gibson...........        1,280,858(2)          32.9%            22.7%
Richard V. Schmitz......        1,280,858(3)          32.9             22.7
D. Mark Spencer.........          878,910(2)(3)       22.6             15.9
Thomas M. Piercy........          234,375              6.0              4.2
David W. Kloos..........          138,938              3.6              2.5
Stephen Skiba...........               --               --               --
David A. Frank..........               --               --               --
Peter G. Weinstock......               --               --               --
All directors, advisory
 directors and executive
 officers as a group (11
 persons)...............        3,893,439(4)          98.1             68.1

- --------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.
(2) On June 24, 1993, Mr. Gibson granted Mr. Spencer an option to purchase 133,983 of Mr. Gibson's shares of Common Stock at any time on or prior to June 23, 1998, at an exercise price of $2.41 per share. The amount shown in this table as beneficially owned by Mr. Spencer does not reflect these 133,983 shares of Common Stock.
(3) On June 24, 1993, Mr. Schmitz granted Mr. Spencer an option to purchase 133,983 of Mr. Schmitz's shares of Common Stock, at any time on or prior to June 23, 1998, at an exercise price of $2.41 per share. The amount shown in this table as beneficially owned by Mr. Spencer does not reflect these 133,983 shares.

(4) Includes an aggregate of 79,500 shares issuable upon exercise of options that are currently exercisable.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 5,000,000 shares of preferred stock, par value $.0001 per share ("Preferred Stock"), and 50,000,000 shares of Common Stock, par value $0.0001 per share.

COMMON STOCK

  As of June 30, 1996, there were 3,888,939 shares of Common Stock outstanding which were held of record by six shareholders. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor. See "Dividend Policy." Each share of Common Stock entitles the holder thereof to one vote. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of the Board of Directors. Except as otherwise required by law, a majority vote is sufficient for any act of the shareholders. The holders of Common Stock are entitled to receive the Company's assets remaining after payment of liabilities proportionate to their pro rata ownership of the outstanding shares of Common Stock. All shares of Common Stock now outstanding are, and the shares of Common Stock to be outstanding upon the completion of the offering will be, fully paid and non-assessable.

PREFERRED STOCK

  The Board of Directors is authorized, without further action of the shareholders of the Company, to issue from time to time shares of Preferred Stock in one or more series and with such relative rights, powers, preferences, limitations as the Board of Directors may determine at the time of issuance. Such shares may be convertible into Common Stock and may be superior to the Common Stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of Preferred Stock could adversely affect the holders of Common Stock. By way of example, the issuance of Preferred Stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred Stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of Common Stock. Upon completion of the offering, the Company will not have any shares of Preferred Stock outstanding, and currently, the Company has no intention to issue shares of Preferred Stock after the offering.

UNDERWRITERS WARRANTS

  The Company has agreed, upon the closing of the offering, to issue Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc. warrants (the "Underwriters Warrants") exercisable for a number of shares of Common Stock equal to (i) if the Registration Statement to which this Prospectus is a part is declared effective by the Commission on or prior to November 1, 1996, 5.0% of the Common Stock sold in the offering, and (ii) if the Registration Statement to which this Prospectus is a part is declared effective by the Commission after November 1, 1996, but on or before January 31, 1997, 2.5% of the Common Stock sold in the offering. If the Registration Statement of which this Prospectus forms a part is not declared effective on or before January 31, 1997, the Company will not be required to issue any Underwriters Warrants. If such Underwriters Warrants are issued, they will be exercisable from time to time during the four years after the one year anniversary of their date of grant. The exercise price for the shares of Common Stock underlying such warrants will be 120% of the initial public offering price set forth on the cover page of this Prospectus. The shares of Common Stock underlying such warrants are entitled to certain demand and incidental registration rights.

CERTAIN REGISTRATION RIGHTS; RIGHTS OF FIRST REFUSAL

  If the Underwriters Warrants are issued, the Company will also grant Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc. a right to demand that one registration statement on Form S-3 relating to the shares of Common Stock underlying the Underwriters Warrants be filed by the Company and declared effective by the Commission and the right generally to "piggy-back" on any two registrations of Common Stock filed by the Company after this offering. These registration rights will expire once the shares of Common Stock underlying the Underwriters Warrants become eligible for resale under Rule 144 of the Securities Act.

  The Company is also obligated to register under the Securities Act the approximately $2.9 million in aggregate principal amount outstanding of its 13% Senior Subordinated Notes on or before February 1, 1997. If such registration is not effected on or prior to February 1, 1997, the interest rate on such 13% Senior Subordinated Notes automatically increases to 14%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company has granted the holders of its 13% Senior Subordinated Notes a right of first refusal to purchase from the shares to be issued and sold in this offering that number of shares of Common Stock equal in amount to $727,500 divided by the Price to Public as set forth on the cover page of this Prospectus. In that regard, the Company has committed to direct the necessary shares of Common Stock to be issued and sold in the offering to the holders of the 13% Senior Subordinated Notes who exercise their respective rights of first refusal in accordance with the instruments governing such rights.

CERTAIN CHARTER AND BYLAWS PROVISIONS

  Certain provisions in the Articles of Incorporation and the Bylaws could have the effect of delaying, deferring or preventing changes in control of the Company. Among other things, the Articles of Incorporation divide the members of the Board of Directors into three different classes of directors who are elected by holders of the Common Stock and who serve three-year staggered terms, require advance notice of shareholder proposals and nominations of directors and authorize the issuance of "blank check" preferred stock. The first class of directors, which currently includes Messrs. Skiba and Piercy, will be up for election at the 1997 annual meeting of shareholders; the second class of directors, which currently includes Messrs. Gibson, Frank and Kloos, will be up for election at the 1998 annual meeting of shareholders; and the third class of directors, which currently includes Messrs. Schmitz and Spencer will be up for election at the 1999 annual meeting of shareholders. See "Risk Factors--Effect of Certain Charter and Bylaw Provisions" and "--Preferred Stock."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have outstanding 5,638,939 shares of Common Stock (5,901,439 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). The 1,750,000 shares of Common Stock to be sold in the offering, and any of the 262,500 shares that may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 3,888,939 shares (such shares being referred to herein as the "Restricted Shares") will be held by the Company's current shareholders. The Restricted Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act.

  As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in an action not involving a public offering. In general, under Rule 144, if a period of at least two years has elapsed since the later of the date the restricted securities were acquired from the Company or an affiliate, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of: (i) 1% of the Company's then outstanding shares of Common Stock; or (ii) the share's average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the two-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least three years, is entitled to sell such shares under Rule 144 with regard to the volume limitations, manner-of-sale provisions and notice and public information requirements of Rule 144. A total of approximately 3,750,001 of the Restricted Shares will become eligible for sale pursuant to Rule 144 beginning on the 90th day following the date of this Prospectus. In addition, a total of approximately 138,938 of the Restricted Shares will become eligible for sale pursuant to Rule 144 beginning on January 1, 1997. Notwithstanding, the holders of all of such shares have agreed during the 180-day period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities of the Company without the consent of Piper Jaffray Inc., subject to specified exceptions.

  The Company has reserved 525,000 shares of its Common Stock for issuance under the 1996 Stock Option Plan and 125,000 for issuance under the Purchase Plan. All of the shares of Common Stock issued as a result of any grants under the foregoing plans will also be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved under such employee benefit plans. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under such employee benefit plans will become freely tradable at the effective date of the registration statement for the shares reserved under such plans.

  Prior to the offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

  The Company has entered into a Purchase Agreement (the "Purchase Agreement") with the underwriters listed in the table below (the "Underwriters"), for whom Piper Jaffray Inc, Keefe, Bruyette & Woods, Inc. and Peacock, Hislop, Staley & Given, Inc. are acting as representatives (the "Representatives"). Subject to the terms and conditions of the Purchase Agreement, the Company has agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the number of shares of Common Stock set forth opposite each Underwriters' name in the table below:

   UNDERWRITER                                                  NUMBER OF SHARES
   -----------                                                  ----------------
   Piper Jaffray Inc. .........................................
   Keefe, Bruyette & Woods, Inc. ..............................
   Peacock, Hislop, Staley & Given, Inc. ......................
                                                                   ---------
     Total.....................................................    1,750,000
                                                                   =========

  Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold to the public pursuant to the Purchase Agreement, if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or decreased or the Purchase Agreement may be terminated.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession of not more than $    per share.
Additionally, the Underwriters may allow, and such dealers may reallow, a
concession of not in excess of $    per share to certain other dealers. After
the offering, the initial public offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable by the Representatives within 30 days after the date of the Purchase Agreement, to purchase up to 262,500 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Representatives have advised the Company that the Underwriters will not confirm sales of shares of Common Stock to accounts over which they exercise discretionary authority.

  The Company and its executive officers and directors have agreed that, without the prior written consent of Piper Jaffray Inc., they will not sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, other than as gifts to family members and transfers to wholly owned affiliates, except that (i) the Company may issue shares upon the exercise of options granted or which may be granted under the 1996 Stock Option Plan and the Purchase Plan, and (ii) Messrs. Gibson and Schmitz may transfer shares to Mr. Spencer upon exercise of his option on a portion of the shares beneficially owned by them. See "Principal Shareholders."

  In connection with the offering, the Company has agreed to issue the Underwriters Warrants. See "Description of Capital Stock--Underwriters Warrants."

  Prior to the offering there has been no public market for the Common Stock. The initial public offering price set forth on the cover page of this Prospectus will be determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of companies in related businesses. See "Risk Factors-- Absence of Pubic Markets and Possible Volatility of Stock Price."

  The Company has agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payment the Underwriters may be required to make in respect thereof. The Company has been advised that, in the view of the Commission, indemnification of the Underwriters and their controlling persons under the Securities Act is against public policy and, therefore, is unenforceable.

                                 LEGAL MATTERS

  The validity of the Common Stock to be offered hereby will be passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Mr. Weinstock, an advisory director of the Company, is a member of Jenkens & Gilchrist, a Professional Corporation. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated statement of operations of Matrix Bank for the year ended December 31, 1992, included in this Prospectus and elsewhere in the Registration Statement, has been audited by Kriegel & Co., independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement, including the exhibits and schedules thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Matrix Capital Corporation
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets--December 31, 1994 and 1995, and June 30,
   1996 (unaudited).......................................................  F-3
  Consolidated Statements of Income--for the years ended December 31,
   1993, 1994 and 1995, and for the six months ended June 30, 1995 and
   1996 (unaudited).......................................................  F-4
  Consolidated Statements of Shareholders' Equity--for the years ended
   December 31, 1993, 1994 and 1995, and for the six months ended June 30,
   1996 (unaudited).......................................................  F-5
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1993, 1994 and 1995, and for the six months ended June 30, 1995 and
   1996 (unaudited).......................................................  F-6
  Notes to Consolidated Financial Statements--December 31, 1995 and June
   30, 1996 (unaudited)...................................................  F-7
Consolidated Statement of Operations of Matrix Capital Bank (formerly known as Dona Ana Savings and Loan Association, F.A.)
  Report of Independent Auditors.......................................... F-31
  Consolidated Statement of Operations--for the year ended December 31,
   1992................................................................... F-32
  Notes to Consolidated Statement of Operations--December 31, 1992........ F-33

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Matrix Capital Corporation

  We have audited the accompanying consolidated balance sheets of Matrix Capital Corporation (Company) as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, in 1995 the Company changed its method of accounting for mortgage servicing rights as a result of adopting Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights.

                                          /s/ ERNST & YOUNG LLP

Phoenix, Arizona

March 1, 1996, except for Note 17,
 as to which the date is September 19, 1996

                           MATRIX CAPITAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                    DECEMBER 31
                                                 -----------------   JUNE 30
                                                   1994     1995      1996
                                                 -------- -------- -----------
                                                                   (UNAUDITED)
                     ASSETS
Cash............................................ $  2,076 $  1,381  $  2,522
Interest earning deposits.......................    2,626    5,586     5,915
Loans held for sale, net of discount of $2,404
 in 1994, $5,816 in 1995 and $5,379 in 1996.....   69,110  118,989   118,931
Loans held for investment, net..................   20,230   18,859    19,797
Mortgage servicing rights, net..................    6,183   13,817    10,587
Due from broker.................................      --       --     21,153
Other receivables...............................    3,696    5,609    12,043
Federal Home Loan Bank of Dallas stock..........    1,140    1,954     2,657
Premises and equipment, net.....................    4,458    5,904     6,454
Deferred income tax benefit.....................      212      --        195
Other assets....................................    2,320    3,816     3,990
                                                 -------- --------  --------
Total assets.................................... $112,051 $175,915  $204,244
                                                 ======== ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits...................................... $ 41,910 $ 48,877  $ 73,509
  Custodial escrow balances.....................   24,687   27,011    26,689
  Payable for purchase of mortgage servicing
   rights.......................................    1,763    1,312       297
  Federal Home Loan Bank of Dallas borrowings...   14,600   19,000    36,400
  Borrowed money................................   18,438   65,093    52,089
  Other liabilities.............................    4,692    4,409     3,425
  Income taxes payable..........................      285      875     1,258
                                                 -------- --------  --------
    Total liabilities...........................  106,375  166,577   193,667
Commitments and contingencies
Shareholders' equity:
  Preferred stock, par value $.0001; authorized
   5,000,000 shares; no shares outstanding
  Common stock, par value $.0001; authorized
   50,000,000 shares; issued and outstanding
   3,750,001, 3,888,939 and 3,888,939 shares at
   December 31, 1994 and 1995 and
   June 30, 1996, respectively..................      --       --        --
  Additional paid in capital....................    2,525    2,626     2,626
  Retained earnings.............................    3,151    6,712     7,951
                                                 -------- --------  --------
    Total shareholders' equity..................    5,676    9,338    10,577
                                                 -------- --------  --------
    Total liabilities and shareholders' equity.. $112,051 $175,915  $204,244
                                                 ======== ========  ========

                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
              (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)

                                                             SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31           JUNE 30
                              ----------------------------- -------------------
                                1993      1994      1995      1995      1996
                              --------- --------- --------- --------- ---------
                                                                (UNAUDITED)
INTEREST INCOME
Loans and mortgage backed
 securities.................  $   1,647 $   6,681 $  10,412 $   4,092 $   7,847
Interest earning deposits...        104       334       318       153       184
                              --------- --------- --------- --------- ---------
Total interest income.......      1,751     7,015    10,730     4,245     8,031
INTEREST EXPENSE
Savings and time deposits...        321     1,210     1,892       817     1,328
Demand and money market
 deposits...................         72       271       292       128       233
FHLB borrowings.............          9       213     1,113       494       976
Borrowed money..............        405     1,332     3,897     1,144     2,862
                              --------- --------- --------- --------- ---------
Total interest expense......        807     3,026     7,194     2,583     5,399
                              --------- --------- --------- --------- ---------
Net interest income before
 provision for loan losses..        944     3,989     3,536     1,662     2,632
Provision for loan losses...         15       216       401        85       152
                              --------- --------- --------- --------- ---------
Net interest income.........        929     3,773     3,135     1,577     2,480
NONINTEREST INCOME
Loan administration.........      6,427     6,926     7,749     3,508     4,632
Brokerage...................      2,132     4,017     4,787     2,958     1,947
Gain on sale of loans and
 mortgage backed
 securities.................      2,361     1,590     3,272     1,320       852
Gain on sale of mortgage
 servicing rights...........         38       684     1,164       190     1,091
Loan origination............        221     1,294     2,069       440       194
Other.......................        466       487       781       290       408
                              --------- --------- --------- --------- ---------
Total noninterest income....     11,645    14,998    19,822     8,706     9,124
NONINTEREST EXPENSES
Compensation and employee
 benefits...................      4,605     7,719     8,586     4,157     5,071
Amortization of mortgage
 servicing rights...........      2,363     1,185     1,817       613     1,184
Occupancy and equipment.....        585     1,067     1,124       657       738
Professional fees...........        297       485       660       232       176
Data processing.............        408       492       529       246       273
Other general and
 administrative.............      2,206     3,331     4,420     1,854     2,083
                              --------- --------- --------- --------- ---------
Total noninterest expense...     10,464    14,279    17,136     7,759     9,525
                              --------- --------- --------- --------- ---------
Income before income taxes..      2,110     4,492     5,821     2,524     2,079
Provision for income taxes..        404     1,846     2,260       970       840
                              --------- --------- --------- --------- ---------
Net income..................  $   1,706 $   2,646 $   3,561 $   1,554 $   1,239
                              ========= ========= ========= ========= =========
Net income per common and
 common equivalent share....            $     .71 $     .91 $     .40 $     .32
                                        ========= ========= ========= =========
Weighted average common and
 common equivalent shares...  3,596,251 3,750,001 3,927,629 3,927,629 3,927,629
                              ========= ========= ========= ========= =========
PRO FORMA (UNAUDITED)
Historical income before
 income taxes...............  $   2,110
Pro forma income tax
 provision..................        844
                              ---------
Pro forma net income........  $   1,266
                              =========
Pro forma net income per
 common and common
 equivalent share...........  $     .35
                              =========

                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                     COMMON STOCK   ADDITIONAL
                                   ----------------  PAID IN   RETAINED
                                    SHARES   AMOUNT  CAPITAL   EARNINGS  TOTAL
                                   --------- ------ ---------- -------- -------
Balance at January 1, 1993.......        --  $ --     $  --     $  --   $   --
Pooling of interests with Matrix
 Financial Services Corporation
 and United Financial, Inc.......  3,442,501   --        558       811    1,369
Issuance of stock for services...    307,500   --         43       --        43
Cash dividends ($.02 per share)..        --    --        --        (88)     (88)
Net income.......................        --    --        --      1,706    1,706
Reclassification of retained
 earnings at date of termination
 of Subchapter S election........        --    --      1,924    (1,924)     --
                                   --------- -----    ------    ------  -------
Balance at December 31, 1993.....  3,750,001   --      2,525       505    3,030
Net income.......................        --    --        --      2,646    2,646
                                   --------- -----    ------    ------  -------
Balance at December 31, 1994.....  3,750,001   --      2,525     3,151    5,676
Issuance of stock for services...    138,938   --        101       --       101
Net income.......................        --    --        --      3,561    3,561
                                   --------- -----    ------    ------  -------
Balance at December 31, 1995.....  3,888,939   --      2,626     6,712    9,338
Net income (unaudited)...........        --    --        --      1,239    1,239
                                   --------- -----    ------    ------  -------
Balance at June 30, 1996
 (unaudited).....................  3,888,939 $ --     $2,626    $7,951  $10,577
                                   ========= =====    ======    ======  =======


                            See accompanying notes.

                           MATRIX CAPITAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31           JUNE 30
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income...................  $  1,706  $  2,646  $  3,561  $  1,554  $  1,239
Adjustments to reconcile net
 income to net cash used by
 operating activities:
 Depreciation and
  amortization...............       184       414       743       206       294
 Provision for loan losses...        15       216       401        85       152
 Amortization of mortgage
  servicing rights...........     2,363     1,185     1,817       613     1,184
 Noncash compensation
  expense....................        43       --        101       101       --
 Accretion of premium on
  deposits...................       (28)      (68)      (28)      (23)       (7)
 Deferred income taxes.......      (400)      286       212       (91)     (195)
 Gain on sale of loans and
  mortgage backed
  securities.................    (2,361)   (1,590)   (3,272)   (1,320)     (852)
 Gain on sale of mortgage
  servicing rights...........       (38)     (684)   (1,164)     (190)   (1,091)
 Loans originated for sale,
  net of loans sold..........    (4,206)   (4,681)  (38,591)  (25,813)   11,732
 Loans purchased for sale....   (32,231)  (80,048)  (91,774)  (32,367)  (65,262)
 Proceeds from sale of loans
  purchased for sale.........    23,456    62,727    70,159    26,032    44,169
 Originated mortgage
  servicing rights...........       --        --       (885)     (138)     (462)
 Increase in due from
  broker.....................       --        --        --        --    (21,153)
 Decrease (increase) in other
  receivables and other
  assets.....................      (304)   (2,116)   (3,685)      985    (5,316)
 Increase (decrease) in other
  liabilities and income
  taxes payable..............     1,275       684       307    (1,521)     (601)
                               --------  --------  --------  --------  --------
Net cash used by operating
 activities..................   (10,526)  (21,029)  (62,098)  (31,887)  (36,169)
INVESTING ACTIVITIES
Loans originated and
 purchased for portfolio.....   (20,659)     (423)   (2,919)   (1,031)   (2,608)
Principal repayments on
 loans.......................     1,378    10,962    17,517     4,329    11,789
Purchase of Federal Home Loan
 Bank of Dallas stock........      (202)     (536)     (814)       (3)     (703)
Purchases of premises and
 equipment...................      (235)   (1,804)   (1,910)     (509)     (844)
Purchase of land under
 development.................       --        --        --        --     (1,292)
Acquisition of mortgage
 servicing rights............       625    (3,920)   (9,654)   (3,812)   (2,487)
Proceeds from sale of
 mortgage servicing rights...     1,503       677     1,769       198     5,071
Increase in cash from
 purchase of Matrix Bank, net
 of $2,343 paid..............     6,361       --        --        --        --
                               --------  --------  --------  --------  --------
Net cash provided (used) by
 investing activities........   (11,229)    4,956     3,989      (828)    8,926
FINANCING ACTIVITIES
Net increase (decrease) in
 deposits....................    (3,949)   (3,539)    6,995     2,965    24,639
Net increase (decrease) in
 custodial escrow balances...    31,221    (7,107)    2,324    10,588      (322)
Increase in revolving lines
 and repurchase agreements,
 net.........................       --     20,409    39,384    14,851     1,991
Repayments of notes payable..    (1,705)     (605)   (3,865)     (364)     (927)
Proceeds from notes payable..     8,360     2,893    12,933     4,337     3,494
Proceeds from senior
 subordinated notes..........       --        --      2,910       --        --
Repayment of financing
 arrangements................    (2,671)     (639)     (307)     (168)     (162)
Dividends paid on common
 stock.......................       (88)      --        --        --        --
Repayment of note payable to
 officer.....................      (175)      --        --        --        --
                               --------  --------  --------  --------  --------
Net cash provided by
 financing activities........    30,993    11,412    60,374    32,209    28,713
                               --------  --------  --------  --------  --------
Increase (decrease) in cash
 and cash equivalents........     9,238    (4,661)    2,265      (506)    1,470
Cash and cash equivalents at
 beginning of period.........       125     9,363     4,702     4,702     6,967
                               --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period...............  $  9,363  $  4,702  $  6,967  $  4,196  $  8,437
                               ========  ========  ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF
 NONCASH ACTIVITY
Payable for purchase of
 mortgage servicing rights...  $    133  $  1,763  $  1,312  $  2,836  $    297
                               ========  ========  ========  ========  ========
Transfer of mortgage
 servicing rights holdback
 against mortgage servicing
 rights balance..............  $  1,526  $    --   $    --   $    --   $    --
                               ========  ========  ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION
Cash paid for interest
 expense.....................  $    802  $  2,949  $  6,489  $  2,463  $  5,392
                               ========  ========  ========  ========  ========
Cash paid for income taxes...  $    323  $  1,702  $  1,530  $    726  $    656
                               ========  ========  ========  ========  ========

                            See accompanying notes.

                          MATRIX CAPITAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1995 AND JUNE 30, 1996
(THE INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS ENDEDJUNE 30, 1995
                            AND 1996 IS UNAUDITED)

1. ORGANIZATION

  On June 30, 1993, the Company was formed and exchanged 1,000,000 shares of its common stock for 100 percent of the common stock of United Financial, Inc. (United Financial), Matrix Financial Services Corporation (Matrix Financial) and another company with minimal assets or operations. The merger was accounted for as a pooling of interests and, accordingly, the 1993 consolidated financial statements were restated to include the accounts and operations of the companies prior to the merger.

  On September 23, 1993 the Company acquired Dona Ana Savings Bank, FSB (changed its name to Matrix Capital Bank, FSB, herein referred to as Matrix
Bank), a federally chartered savings and loan association (see Note 15). Upon the acquisition of Matrix Bank, the Company became a unitary savings and loan holding company which, through its subsidiaries, is engaged in a single industry segment, the financial services industries.

  The Company's mortgage banking business is conducted through Matrix Financial, and was established with the primary objective of acquiring, originating and servicing residential mortgage loan servicing rights. Servicing mortgage loans involves the contractual right to receive a fee for processing and administering mortgage loan payments. The Company acquires servicing rights in the secondary market as well as through Matrix Financial's wholesale loan origination offices in the Atlanta, Denver, and Phoenix metropolitan areas, and through Matrix Bank with offices in Las Cruces, New Mexico and Sun City, Arizona.

  Matrix Bank serves its local community by providing a full range of personal and business depository services, offering residential and consumer loans, and providing, on a limited basis, commercial real estate loans. Matrix Bank's participation in the mortgage banking business includes the purchase of bulk residential loan portfolios, with the intent of reselling the loans, and extends to acquisitions of servicing portfolios, which are in turn subserviced by Matrix Financial.

  In May 1996, Matrix Bank formed an operating subsidiary, Sterling Finance Co., Inc. (Sterling), which acquired substantially all the assets of an originator and seller of subprime automobile retail installment sales contracts for approximately $47,000 in cash. The assets acquired (fixed assets and prepaid expenses) were purchased at their estimated fair value and no goodwill was recorded. The operations for the sub-prime originator for the six months ended June 30, 1996 were immaterial to the Company's consolidated financial statements.

  United Financial provides brokerage and consulting services to financial institutions and financial services companies in the mortgage banking industry, primarily related to the brokerage and analysis of residential mortgage loan servicing rights, corporate and mortgage loan servicing portfolio valuations, and, to a lesser extent, consultation and brokerage services in connection with mergers and acquisitions of mortgage banking entities.

  United Special Services, Inc. (USS), a wholly owned subsidiary of the Company formed in June 1995, provides real estate management and disposition services to financial services companies and financial institutions, including Matrix Financial and Matrix Bank.

2. SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and with the general practices within the financial services industry.

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

  The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

 Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates.

 Loans Held for Sale

  Loans originated or purchased with the intent for sale in the secondary market are carried at the lower of cost, net of discounts or premiums, or estimated market value in the aggregate. Market value is determined using forward sales commitments to permanent investors or current market rates for loans of similar quality and type. Net unrealized losses, if any, would be recognized in a valuation allowance by charges to income. Discounts or premiums on loans held for sale are not accreted or amortized into income on an interest method, however discounts and premiums related to payments of loan principal are recorded in interest income. The loans are primarily secured by one to four family residential real estate located throughout the United States.

  Gains and losses on loan sales are recognized at the time of sale. Gains and losses are calculated based upon the total consideration received, after provisions to cover estimated future servicing costs.

 Loans Held for Investment

  Loans held for investment are stated at unpaid principal balances (since it is the Company's intention to hold the loans until maturity), less unearned discounts and premiums, deferred loan fees, loans in process, and allowance for loan losses. Premiums, discounts and net origination fees on loans are amortized to interest income over the contractual life of the related loans using the interest method.

 Allowance for Loan Losses

  In January 1995, the Company adopted Statement of Financial Accounting Standards Statement No. 114, Accounting by Creditors for Impairment of a Loan, amended in October 1994 by Statement No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures, hereinafter collectively referred to as Statement No. 114. Under Statement No. 114, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan. Statement No. 114 applies to all loans except large groups of smaller-balance homogeneous loans, which are collectively evaluated, loans measured at fair value or at the lower of cost or fair value, leases and debt securities. The statement does not address the overall adequacy of the allowance for loan losses.

  Potential impaired loans of the Company, as defined by Statement No. 114, include only commercial, real estate construction and commercial real estate mortgage loans classified as nonperforming loans. Impairment allowances are considered by the Company in determining the overall adequacy of the allowance for loan losses. The adoption of Statement No. 114 resulted in no material change in the allowance for loan losses. When a loan is identified as "impaired," accrual of interest ceases. The Company had no impaired loans, as defined by Statement No. 114, as of or for the year ended December 31, 1995.

  The Company evaluates its mortgage loans collectively due to their homogeneous nature. The allowance for loan losses is calculated, in part, based on historical loss experience. In addition, management takes into

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

consideration other factors such as certain qualitative evaluations of individual classified assets, trends in the portfolio, geographic and portfolio concentrations, new products or markets, evaluations of the changes in the historical loss experience component, and projections of this component into the current and future periods based on current knowledge and conditions. Due to the nature of the Company's loan portfolio, substantially all of the allowance for loan losses relates to residential loans. Loan losses are charged against the allowance when the probability of collection is considered remote. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably foreseeable losses in the current loan portfolio.

  Loans are placed on nonaccrual status when full payment of principal or interest is in doubt, or when they are past due ninety days as to either principal or interest. Interest payments received on nonaccrual loans are recorded as interest income unless there is doubt as to the collectibility of the recorded investment. In those cases, cash received is recorded as a reduction in principal.

 Premises and Equipment

  Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated lives of the assets, which range from three to seven years for office furniture and equipment and 30 years for buildings.

 Mortgage Servicing Rights (MSR)

  On January 1, 1995, the Company adopted Statement No. 122, Accounting for Mortgage Servicing Rights. Since Statement No. 122 prohibits retroactive application, the historical accounting results for 1993 and 1994 have not been restated, and accordingly, the accounting results for 1995 are not directly comparable to the results for prior periods.

  With the adoption of this statement, the Company recognizes originated mortgage servicing rights (OMSRs) as an asset separate from the underlying originated mortgage loan by allocating the total cost of originating a mortgage loan between the loan and the servicing right based on their respective fair values. Mortgage servicing rights are carried at the lower of cost (allocated cost for OMSRs), less accumulated amortization, or fair value. Mortgage servicing rights are amortized in proportion to and over the period of the estimated future servicing income.

  The fair value of mortgage servicing rights is determined based on the discounted future servicing income stratified based on one or more predominant risk characteristics of the underlying loans. The Company stratifies its mortgage servicing rights by product type and investor to reflect the predominant risk characteristics. To determine the fair value of mortgage servicing rights, the Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of the mortgage servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income which includes estimates of the cost of servicing per loan, the discount rate, float value, an inflation rate, ancillary income per loan, prepayment speeds and default rates. As of December 31, 1995, no valuation allowance was required and the fair value of the aggregate mortgage servicing rights was approximately $20,500,000.

 Gain on Sale of Servicing Rights

  The Company complies with EITF Issue No. 95-5, Determination of What Constitutes a Sale of Mortgage Loan Servicing Rights, such that the gain on sale of servicing rights is recognized when substantially all the risks

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

and rewards inherent in owning the mortgage servicing rights have been transferred to the buyer, and any protection provisions retained by the Company are minor and can be reasonably estimated.

 Loan Administration Income

  Loan administration income represents service fees and other income earned from servicing loans for various investors. Loan administration income includes service fees that are based on a contractual percentage of the outstanding principal balance plus late fees and other ancillary charges. Income is recognized when the related payments are received.

 Brokerage Income

  Brokerage income represents fees earned related to brokerage and consulting services. Brokerage income is recognized when earned.

 Loan Origination Income

  Loan origination income, which includes all mortgage origination fees, secondary marketing activity and servicing-released premiums on mortgage loans sold, net of outside origination costs, is recognized as income at the time the loan is sold.

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25 and, accordingly, recognizes no compensation expense for the stock option grants.

  In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. Statement No. 123 allows for a fair value based method of accounting for employee stock options and similar equity instruments awarded after December 31, 1995. The Company intends to apply the recognition and measurement provisions of APB Opinion No. 25 to all employee stock options and similar equity instruments awarded after December 31, 1995.

 Foreclosed Real Estate

  Real estate acquired through foreclosure, deed in lieu of foreclosure or in judgment is carried at the lower of fair value, minus estimated costs to sell, or the related loan balance at the date of foreclosure. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value, minus estimated costs to sell. The net carrying value of foreclosed real estate was $543,000, $835,000 and $1,093,000 at December 31, 1994 and
1995 and June 30, 1996, respectively.

 Income Taxes

  Prior to the merger, Matrix Financial and United Financial were taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under these provisions, these companies did not pay federal corporate income taxes on their income. Instead, the shareholders were liable for individual federal income taxes on the respective company's taxable income.

  On June 30, 1993, Matrix Financial and United Financial terminated their subchapter "S" elections as a result of becoming subsidiaries of the Company. Deferred income taxes were established at that time for temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

  Since the merger, the Company and its subsidiaries file consolidated federal and state income tax returns. The subsidiaries are charged for the taxes applicable to their profits calculated on the basis of filing separate income tax returns. Matrix Bank qualifies as a savings and loan association for income tax purposes.

  The Company follows Statement No. 109, Accounting for Income Taxes, which uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Fair Value of Financial Instruments

  In 1995, the Company adopted Statement No. 107, Disclosures about Fair Value of Financial Instruments, which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, where it is practicable to estimate their value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. For additional information refer to Note 14--Financial Instruments.

 Cash and Cash Equivalents

  Cash equivalents, for purposes of the statements of cash flows, consist of cash and interest earning deposits with banks with original maturities when purchased of three months or less.

 Net Income and Pro Forma Net Income Per Share

  Net income per common and common equivalent share is computed based on the weighted average number of common shares outstanding during each period and the dilutive effect, if any, of stock options outstanding.

  Pro forma net income per common and common equivalent share (unaudited) is presented for 1993 since the Company's predecessors were not taxable entities as a result of their subchapter "S" elections and is computed by applying a pro forma tax provision of 40 percent to income before income taxes and using the weighted average number of shares of common stock and common stock equivalents outstanding during the year.

 Interim Financial Statements

  The accompanying consolidated balance sheet at June 30, 1996 and the consolidated statements of income, shareholders' equity and cash flows for the six month periods ended June 30, 1995 and 1996 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments (all of which are of a normal recurring nature) necessary to present fairly the consolidated financial position and the results of operations for the periods presented. The results of operations for such interim periods are not necessarily indicative of results for the full year.

 Impact of Recently Issued Accounting Standards

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of. This statement, effective for fiscal years beginning after December 15, 1995, requires a company to assess impairment of "assets held or used" and "assets to be disposed of." Whenever events or

                          MATRIX CAPITAL CORPORATION

2. ACCOUNTING POLICIES--(CONTINUED)

changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the related undiscounted cash flows are compared to the asset's book value. If the sum of the undiscounted cash flows is less than the book value, a loss is recorded based upon the excess of the book value over the fair value of the asset. Assets to be disposed of are recorded at fair value less cost to sell and are not depreciated while held. The adoption of this pronouncement by the Company in 1996 did not have a material effect on the Company's consolidated financial statements.

  In June 1996, the FASB issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and is effective for periods beginning after December 31, 1996. Transactions covered by Statement No. 125 include securitizations, sales of partial interests in financial assets, repurchase agreements, securities lending, pledges of collateral, loan syndications and participations, sales of receivables with recourse, servicing of mortgages and other loans, and in-substance defeasances. The statement uses a "financial components" approach that focuses on control to determine the proper accounting for financial asset transfers. Under that approach, after financial assets are transferred, an entity would recognize on the balance sheet all assets it controls and liabilities it has incurred. It would remove from the balance sheet those assets it no longer controls and liabilities it has satisfied.

  If the entity has surrendered control over the transferred assets, the transaction would be considered a sale. Control is considered surrendered only if the assets are isolated from the transferor; the transferee has the right to pledge or exchange the assets or is a qualifying special-purpose entity; and the transferor does not maintain effective control over the assets through an agreement to repurchase or redeem them. If those conditions do not exist, the transfer would be accounted for as a secured borrowing.

  The Company has not yet determined the impact of Statement No. 125 on its consolidated financial statements.

3. LOANS RECEIVABLE

  Loans held for investment consists of the following:

                                                     DECEMBER 31
                                                   ---------------   JUNE 30
                                                    1994    1995      1996
                                                   ------- ------- -----------
                                                                   (UNAUDITED)
                                                         (IN THOUSANDS)
   Residential loans.............................. $11,105 $ 9,349   $ 8,630
   Multi-family and commercial real estate........   7,518   7,544     7,758
   Construction loans.............................     397     577     1,569
   Consumer loans and other.......................   2,623   3,381     3,878
                                                   ------- -------   -------
                                                    21,643  20,851    21,835
   Less:
     Loans in process.............................     291     499       480
     Purchase discounts, net......................     205     414       376
     Unearned discounts on consumer loans.........      40      14        16
     Allowance for loan losses....................     728     943     1,058
     Specific valuation allowance on purchased
      loans.......................................     149     122       108
                                                   ------- -------   -------
                                                     1,413   1,992     2,038
                                                   ------- -------   -------
                                                   $20,230 $18,859   $19,797
                                                   ======= =======   =======

                          MATRIX CAPITAL CORPORATION

3. LOANS RECEIVABLE--(CONTINUED)

  Activity in the allowance for loan losses is summarized as follows:

                                      YEAR ENDED DECEMBER 31       JUNE 30
                                     --------------------------  ------------
                                      1993     1994      1995    1995   1996
                                     -------  -------  --------  ----  ------
                                                                 (UNAUDITED)
                                                (IN THOUSANDS)
   Balance at beginning of period... $   --   $   538  $    728  $728  $  943
   Allowance for loan losses
    established in connection with
    the acquisition of Matrix Bank..     556      --        --    --      --
   Provision for loan losses........      15      216       401    85     152
   Charge-offs......................     (33)     (26)     (240)  (40)    (37)
   Recoveries.......................     --       --         54   --      --
                                     -------  -------  --------  ----  ------
   Balance at end of period......... $   538  $   728  $    943  $773  $1,058
                                     =======  =======  ========  ====  ======

  Loans are placed on nonaccrual when full payment of principal or interest is in doubt, or when they are past due ninety days as to either principal or interest.

  Nonaccrual loans in the loans held for investment portfolio totaled approximately $326,000, $440,000 and $384,000 or 1.5 percent, 2.1 percent and
1.8 percent of the total loans held for investment portfolio at December 31, 1994 and 1995 and June 30, 1996, respectively.

  Nonaccrual loans related to the loans held for sale portfolio aggregated approximately $2,988,000, $5,098,000 and $3,708,000 at December 31, 1994 and
1995 and June 30, 1996, respectively. Approximately $1,500,000, $1,123,000 and $834,000 at December 31, 1994 and 1995 and June 30, 1996, respectively, of the nonaccrual loans relate to a 90 percent senior participation interest acquired by the Company in a $22,000,000 passthrough certificate, with an outstanding balance of $5,591,000 at June 30, 1996, secured by single family residential real estate mortgages which are classified as loans held for sale. Losses incurred related to loans underlying the passthrough certificate are first charged to the subordinate participation interest, which was approximately $1.8 million at June 30, 1996.

  Interest income that would have been recorded for such nonaccrual loans was approximately $23,000, $140,000, and $156,000, during the years ended December 31, 1993, 1994, and 1995, respectively, and $84,000 and $39,000 during the six months ended June 30, 1995 and 1996, respectively.

  For the six months ended June 30, 1996, the Company recognized a gross gain on the sale of mortgage backed securities of approximately $171,000 and the taxes related to this sale were approximately $68,000.

                          MATRIX CAPITAL CORPORATION

4. PREMISES AND EQUIPMENT

  Premises and equipment consist of the following:

                                                       DECEMBER 31
                                                      -------------   JUNE 30
                                                       1994   1995     1996
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
   Land.............................................. $  417 $  532   $  694
   Buildings.........................................  3,068  3,761    4,021
   Leasehold improvements............................    118    127      144
   Office furniture and equipment....................  1,407  1,721    2,111
   Other equipment...................................    186    960      975
                                                      ------ ------   ------
                                                       5,196  7,101    7,945
   Less: accumulated depreciation and amortization...    738  1,197    1,491
                                                      ------ ------   ------
                                                      $4,458 $5,904   $6,454
                                                      ====== ======   ======

  Included in occupancy and equipment expense is depreciation and amortization expense of premises and equipment of approximately $184,000, $414,000, and $467,000, for the years ended December 31, 1993, 1994 and 1995, respectively, and $197,000 and $294,000 during the six months ended June 30, 1995 and 1996, respectively.

5. MORTGAGE SERVICING RIGHTS

  The activity in the MSRs is summarized as follows:

                                                                    SIX MONTHS
                                          YEAR ENDED DECEMBER 31       ENDED
                                          ------------------------    JUNE 30
                                           1993     1994    1995       1996
                                          -------  ------  -------  -----------
                                                                    (UNAUDITED)
                                                    (IN THOUSANDS)
   Balance at beginning of period........ $ 6,200  $1,818  $ 6,183    $13,817
   Purchases.............................     409   5,550    9,203      1,472
   Acquisition of GNMA VA Vendee MSRs....    (902)    --       --         --
   Originated............................     --      --       885        462
   Amortization..........................  (2,363) (1,185)  (1,817)    (1,184)
   Reclass of retainage against MSRs.....  (1,526)    --       --         --
   Sales.................................     --      --      (637)    (3,980)
                                          -------  ------  -------    -------
   Balance at end of period.............. $ 1,818  $6,183  $13,817    $10,587
                                          =======  ======  =======    =======

  The reclass of retainage against MSRs represents an adjustment to the acquisition basis of MSRs resulting from the final settlement of the related purchase price and retainage payable of MSRs purchased in prior years.

  Accumulated amortization of mortgage servicing rights aggregated approximately $7,773,000, $9,495,000 and $10,397,000 at December 31, 1994 and
1995 and June 30, 1996, respectively.

  The Company's servicing activity is diversified throughout 48 states with concentrations at June 30, 1996 in California, New York and Arizona of approximately 33.2 percent, 13.1 percent and 8.8 percent, respectively, based on aggregate outstanding principal balances of the mortgage loans serviced. As of December 31, 1994 and 1995 and June 30, 1996, the Company subserviced loans for others of approximately $89,000,000, $85,000,000

                          MATRIX CAPITAL CORPORATION

5. MORTGAGE SERVICING RIGHTS--(CONTINUED)

and $439,525,000, respectively. The increase in the June 30, 1996 subserviced loans is due to two sales of Company owned MSRs which occurred during the second quarter of 1996 and the subservicing will terminate in August and November 1996.

  The Company's servicing portfolio (excluding subserviced loans) was comprised of the following:

                                          DECEMBER 31,
                            -----------------------------------------
                                    1994                 1995            JUNE 30, 1996
                            -------------------- -------------------- --------------------
                                      PRINCIPAL            PRINCIPAL            PRINCIPAL
                             NUMBER    BALANCE    NUMBER    BALANCE    NUMBER    BALANCE
                            OF LOANS OUTSTANDING OF LOANS OUTSTANDING OF LOANS OUTSTANDING
                            -------- ----------- -------- ----------- -------- -----------
                                                                          (UNAUDITED)
                                                (DOLLARS IN THOUSANDS)
   FHLMC...................   6,043  $  318,457    9,453  $  671,966    8,178  $  551,363
   FNMA....................   3,497     178,915    7,820     483,947    4,964     352,665
   GNMA....................     264      12,869      271      12,883      254      11,740
   Other VA, FHA, and
    conventional loans.....   9,917     531,544    7,414     427,589    7,381     446,676
                             ------  ----------   ------  ----------   ------  ----------
                             19,721  $1,041,785   24,958  $1,596,385   20,777  $1,362,444
                             ======  ==========   ======  ==========   ======  ==========

  The Company's custodial escrow balances shown in the accompanying consolidated balance sheets pertain to escrowed payments of taxes and insurance and the float on principal and interest payments on loans serviced on behalf of others and owned by the Company, aggregating approximately $17,564,000, $26,769,000, and $26,688,000 at December 31, 1994 and 1995, and
June 30, 1996, respectively. The Company also has custodial accounts on deposit from other mortgage companies aggregating approximately $7,123,000, $242,000 and $1,000 at December 31, 1994 and 1995, and June 30, 1996,
respectively. The custodial accounts are maintained at Matrix Bank in noninterest bearing accounts. The balance of the custodial accounts fluctuate from month to month based on the pass-through of the principal and interest payments to the ultimate investors and the timing of the taxes and insurance payments.

  The mortgage servicing portfolio includes recourse servicing equal to approximately 0.7 and 1.0 percent of the total owned at December 31, 1995 and June 30, 1996, respectively. A reserve for losses is recorded, as appropriate, for loans serviced for others, in which the investor has recourse to the Company, which had a balance of approximately $52,000, $49,000 and $19,000 at December 31, 1994 and 1995 and June 30, 1996, respectively. Additionally, in certain circumstances the Company is required to make advances for escrow and foreclosure costs for loans which it services. The Company experienced losses for unrecoverable advances of approximately $69,000, $34,000 and $144,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $5,000 and $8,000 for the six months ended June 30, 1995 and 1996, respectively.

                           MATRIX CAPITAL CORPORATION

6. DEPOSITS

  Deposit account balances are summarized as follows:

                                           DECEMBER 31,
                         ---------------------------------------------------
                                   1994                      1995                 JUNE 30, 1996
                         ------------------------- ------------------------- -------------------------
                                          WEIGHTED                  WEIGHTED                  WEIGHTED
                                          AVERAGE                   AVERAGE                   AVERAGE
                         AMOUNT  PERCENT    RATE   AMOUNT  PERCENT    RATE   AMOUNT  PERCENT    RATE
                         ------- -------  -------- ------- -------  -------- ------- -------  --------
                                                                                   (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS)
Passbook accounts....... $ 2,621   6.26%    2.65%  $ 2,358   4.82%    3.40%  $ 2,272   3.09%    3.31%
NOW accounts............   3,744   8.94     2.00     3,832   7.84     1.49     4,032   5.49     2.20
Money market accounts...   5,755  13.74     2.70     6,167  12.62     4.38     8,331  11.33     4.41
                         ------- ------     ----   ------- ------     ----   ------- ------     ----
                          12,120  28.94     2.46    12,357  25.28     3.18    14,635  19.91     3.63
Certificate accounts....  29,755  71.06     4.71    36,513  74.72     5.97    58,874  80.09     5.82
                         ------- ------     ----   ------- ------     ----   ------- ------     ----
                          41,875 100.00%            48,870 100.00%            73,509 100.00%
                                 ======                    ======                    ======
Purchase premium........      35                         7                       --
                         -------                   -------                   -------
                         $41,910                   $48,877                   $73,509
                         =======                   =======                   =======
Weighted-average
 interest rate..........                    4.04%                     5.23%                     5.33%
                                            ====                      ====                      ====

  Contractual maturities of certificate accounts as of December 31, 1995:

                                                      UNDER 12 12 TO 36 36 TO 60
                                                       MONTHS   MONTHS   MONTHS
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
   3.00-3.99%........................................ $   345  $   --    $  --
   4.00-4.99%........................................   1,664      181      --
   5.00-5.99%........................................  13,450      907       27
   6.00-6.99%........................................   8,852    7,163      928
   7.00-7.99%........................................      35    2,479      427
   8.00-10.50%.......................................      15       37        3
                                                      -------  -------   ------
                                                      $24,361  $10,767   $1,385
                                                      =======  =======   ======

  Interest expense on deposits is summarized as follows:

                                                   YEAR ENDED      SIX MONTHS
                                                  DECEMBER 31     ENDED JUNE 30
                                               ------------------ -------------
                                               1993  1994   1995  1995   1996
                                               ---- ------ ------ -------------
                                                                   (UNAUDITED)
                                                        (IN THOUSANDS)
   Passbook accounts.......................... $ 17 $   72 $   85 $  46 $    40
   NOW accounts...............................   10     76     52    24      31
   Money market...............................   62    195    240   104     202
   Certificates of deposit....................  304  1,138  1,807   771   1,288
                                               ---- ------ ------ ----- -------
                                               $393 $1,481 $2,184 $ 945 $ 1,561
                                               ==== ====== ====== ===== =======

  The aggregate amount of deposit accounts with a balance greater than $100,000 was approximately $2,112,000, $2,066,000 and $3,745,000 at December 31, 1994
and 1995, and June 30, 1996 respectively.

                           MATRIX CAPITAL CORPORATION

7. BORROWED MONEY

  Borrowed money is summarized as follows:

                                                       DECEMBER 31
                                                      -------------   JUNE 30
                                                       1994   1995     1996
                                                      ------ ------ -----------
                                                                    (UNAUDITED)
                                                           (IN THOUSANDS)
Term Notes Payable
Note payable to a third-party financial institution
 due in annual principal installments of $286,101,
 plus interest, through 2003, collateralized by the
 common stock of Matrix Bank; interest at prime plus
 1.0 percent........................................  $2,575 $2,289   $2,289
Notes payable to a third-party financial institution
 due in 28 consecutive quarterly installments,
 secured by MSRs; interest ranging from prime plus
 2.0 percent to fixed at 10 percent.................     740    631      576
Note payable to a bank, secured by a deed of trust
 on real estate, unpaid principal balance plus
 interest due June 1998; interest at prime plus
 1.0 percent........................................     --     921      962
$11,000,000 servicing acquisition loan agreement
 with a bank, secured by MSRs, due at the earlier of
 the maturity of the MSRs or amortized over five to
 six years from the date of the borrowing through
 October 2001; interest at federal funds rate plus
 3.6 percent (8.8 percent at June 30, 1996);
 $327,000 available at June 30, 1996................     --   8,709   10,673
Senior subordinated notes, interest at 13 percent
 payable semiannually, unsecured and maturing July
 2002, with mandatory redemptions of $727,500 on
 each of July 15, 1999, 2000 and 2001...............     --   2,910    2,910
Note payable to a third-party financial institution
 due in monthly installments through 2000, secured
 by equipment; interest at the one year treasury
 rate plus 2.4 percent..............................     164    786      759
Note payable to a bank secured by a deed of trust on
 real estate, unpaid principal balance due July 21,
 1998; interest at prime plus 1.0 percent...........     --     --       845
Other, interest at prime plus 2.0 percent...........     990    201      --
                                                      ------ ------   ------
                                                       4,469 16,447   19,014
Revolving Lines
$70,000,000 revolving warehouse loan agreement (with
 a $2,500,000 working capital sublimit) with banks,
 secured by mortgage loans held for sale, mortgage
 servicing rights, eligible servicing advance
 receivables and eligible delinquent mortgage
 receivables; interest at federal funds rate plus
 1.1 to 2.6 percent (6.6 and 7.9 percent average
 rate at June 30, 1996 for the warehouse loan and
 working capital loan, respectively); matures in
 July 1997; $38,616,000 available overall and
 $1,631,000 available under the working capital
 sublimit at June 30, 1996..........................         46,833   31,384
$27,500,000 revolving warehouse lines of credit with
 various banks. These lines were terminated
 effective July 1995................................   9,890    --       --
                                                      ------ ------   ------
                                                       9,890 46,833   31,384

                          MATRIX CAPITAL CORPORATION

7. BORROWED MONEY--(CONTINUED)

                                                      DECEMBER 31
                                                    ---------------   JUNE 30
                                                     1994    1995      1996
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                                                          (IN THOUSANDS)
Other
Agreements with a bank and an investment bank to
 sell mortgage loans originated by the Company
 under agreements to repurchase. The agreement can
 be terminated upon 90 days written notice by
 either party; interest at the higher of the prime
 rate or note rate on the loans (average rate of
 8.6 percent at June 30, 1996). Total commitment
 amount of these agreements is $20,000,000, with
 $19,390,000 available at June 30, 1996............ $ 2,403 $   570   $   610
MSR financing (see below)..........................   1,550   1,243     1,081
Other..............................................     126     --        --
                                                    ------- -------   -------
                                                      4,079   1,813     1,691
                                                    ------- -------   -------
                                                    $18,438 $65,093   $52,089
                                                    ======= =======   =======

  On July 10, 1996, Matrix Financial renewed its credit facilities for its $70,000,000 revolving warehouse loan agreement and $11,000,000 servicing acquisition loan agreement. With this renewal, the aggregate amount of the revolving warehouse loan was reduced to $50,000,000, with a $2,500,000 working capital sublimit, and the aggregate amount of the servicing acquisition loan was increased to $13,500,000. The reduction in the revolving warehouse loan commitment was initiated by Matrix Financial to reflect the recent reduction in the level of loan origination activity. The new credit facility agreements require Matrix Financial to maintain (i) total stockholder's equity of at least $3,000,000 plus 50% of capital contributed after January 1, 1996, (ii) adjusted tangible net worth, as defined, of at least $9,000,000 through January 31, 1997 and $10,000,000 on January 31, 1997 and thereafter, (iii) a servicing portfolio of at least $1,250,000,000 and (iv) a ratio of principal debt of receivables borrowings and term line borrowings of no more than the lesser of 70% of the appraised value of the mortgage servicing portfolio or 1.25% of the unpaid principal balance of the servicing portfolio.

  The terms of the senior subordinated notes limit cash dividends to an amount equal to 50 percent of consolidated net income as long as the dividend does not exceed 10 percent of consolidated shareholders' equity. The Company may redeem the senior subordinated notes, in whole or in part, at any time after July 15, 1998 at a redemption price of 102 percent of par through July 14, 1999 and, thereafter, at par, plus accrued and unpaid interest.

  The Company is obligated to register under the Securities Act of 1933 the senior subordinated notes on or before February 1, 1997. If such registration statement is not effected by February 1, 1997, the interest rate increases to 14 percent. The Company has granted the holders of the senior subordinated notes a right of first refusal to purchase from the shares to be issued and sold in the planned public offering that number of shares of common stock equal in amount to $727,500 divided by the price to the public.

                          MATRIX CAPITAL CORPORATION

7. BORROWED MONEY--(CONTINUED)

  As of December 31, 1995 the maturities of term notes payable during the next five years and thereafter are as follows:

                                                                  (IN THOUSANDS)
   1996..........................................................    $ 2,105
   1997..........................................................      2,280
   1998..........................................................      3,078
   1999..........................................................      2,977
   2000..........................................................      2,777
   Thereafter....................................................      3,230
                                                                     -------
                                                                     $16,447
                                                                     =======

  The Company must comply with certain financial and other covenants related to the foregoing debt agreements including the maintenance of specific ratios, net worth and other amounts as defined in the credit agreements. At December 31, 1995, the Company was in compliance with these covenants.

 MSR Financing

  In 1992 and 1994 the Company entered into two unrelated transactions with portions of its owned servicing portfolio which were accounted for as financings due to various terms of the agreements regarding continuing involvement. Amounts due to the other parties under the financings had balances of approximately $1,550,000, $1,243,000 and $1,081,000 at December 31, 1994 and 1995, and June 30, 1996, respectively. The MSRs pledged as collateral for the loans relate to mortgage loans with unpaid principal balances of approximately $150,000,000, $125,000,000 and $116,000,000 at
December 31, 1994 and 1995 and June 30, 1996, respectively. In both financing arrangements, the Company retains a portion of the servicing income associated with the pledged or related MSRs, with the balance of the servicing income paid to the other parties as a reduction of the debt and interest. The implicit interest rate of the financings varies depending on the servicing income derived from the MSRs.

  A portion of the payment made under these arrangements is recorded as interest expense on the level yield method. The amounts due the other parties are payable solely from the servicing income derived from the MSRs, and there is no implicit or explicit guarantee as to repayment. The total amounts paid to the other parties aggregated approximately $875,000, $717,000 and $620,000 during the years ended December 31, 1993, 1994 and 1995, respectively, and $326,000 and $265,000 during the six months ended June 30, 1995 and 1996, respectively.

8. FEDERAL HOME LOAN BANK OF DALLAS BORROWINGS

  Federal Home Loan Bank of Dallas borrowings aggregated $14,600,000, $19,000,000 and $36,400,000 at December 31, 1994 and 1995 and June 30, 1996,
respectively. The advances bear interest at rates which adjust daily and are based on the mortgage repo rate. All advances are secured by first mortgage loans of Matrix Bank and all Federal Home Loan Bank of Dallas stock.

  Matrix Bank has a commitment from the Federal Home Loan Bank of Dallas for advances of approximately $49,000,000 at December 31, 1995. Matrix Bank adopted a collateral pledge agreement whereby it has agreed to keep on hand, at all times, first mortgages free of all other pledges, liens, and encumbrances with unpaid principal balances aggregating no less than 170 percent of the outstanding secured advances from the Federal Home Loan Bank of Dallas. All stock in the Federal Home Loan Bank of Dallas is pledged as additional collateral for these advances.

                          MATRIX CAPITAL CORPORATION

9. INCOME TAXES

  The income tax provision consists of the following:

                                                         YEAR ENDED DECEMBER 31
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
   Current
     Federal............................................ $  703  $ 1,350 $ 1,630
     State..............................................    101      210     418
   Deferred
     Federal............................................   (346)     236     169
     State..............................................    (54)      50      43
                                                         ------  ------- -------
                                                         $  404  $ 1,846 $ 2,260
                                                         ======  ======= =======

  A reconciliation of the provision for income taxes with the expected income taxes based on the statutory federal income tax rate follows:

                                                      YEAR ENDED DECEMBER 31
                                                      -----------------------
                                                       1993    1994    1995
                                                      ------- ------- -------
                                                          (IN THOUSANDS)
   Expected income tax provision..................... $  717  $ 1,530 $ 1,979
   State income taxes................................    105      270     293
   Other.............................................      6       46     (12)
   Establishment of deferred tax assets at June 30,
    1993.............................................     (5)     --      --
   Subchapter S income taxed to shareholders.........   (419)     --      --
                                                      ------  ------- -------
                                                      $  404  $ 1,846 $ 2,260
                                                      ======  ======= =======

  Deferred tax assets and liabilities result from the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes shown below.

                                                                 DECEMBER 31
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
   Deferred tax assets:
     Allowance for losses..................................... $   348  $   190
     Discounts and premiums...................................      65      177
     Amortization of servicing rights.........................     --       160
     Gain on sale of loans....................................      22      --
     Other....................................................      71       51
                                                               -------  -------
       Total deferred tax assets..............................     506      578
   Deferred tax liabilities:
     Gain on sale of loans....................................     --      (275)
     Depreciation.............................................    (203)    (241)
     Other....................................................     (91)     (62)
                                                               -------  -------
       Total deferred tax liabilities.........................    (294)    (578)
                                                               -------  -------
   Net deferred tax asset..................................... $   212  $   --
                                                               =======  =======

                          MATRIX CAPITAL CORPORATION

10. REGULATORY

  The Company is a unitary thrift holding company and, as such, is subject to the regulation, examination and supervision of the Office of Thrift Supervision (OTS).

  Matrix Bank is also regulated by the OTS and is required to maintain minimum levels of regulatory net worth. At December 31, 1995 and June 30, 1996, Matrix Bank must maintain a core capital to assets ratio of 3.0 percent and a risk-based capital ratio of 8.0 percent of risk-based assets. At December 31, 1995, Matrix Bank's regulatory net worth as reported to the OTS was $7,540,000 and $8,321,000 for each respective regulatory net worth requirement, which exceeded such minimum requirement by $4,378,000 and $3,324,000, respectively. At June 30, 1996, Matrix Bank's regulatory net worth as reported to the OTS was $8,170,000 and $9,181,000 for each respective regulatory net worth requirement, which exceeded such minimum requirements by $3,666,000 and $1,904,000, respectively.

  The OTS imposes limitations upon all capital distributions by savings institutions, including cash dividends. An institution that is in excess of capital requirements before and after a proposed capital distribution (Tier 1 Association) and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of
(i) 100 percent of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its capital requirements) at the beginning of calendar year, or
(ii) 75 percent of its net income over the most recent four quarter period. Any additional capital distributions would require prior regulatory approval. As of June 30, 1996, Matrix Bank was a Tier 1 Association.

  The various federal banking statutes to which Matrix Bank is subject also include other limitations regarding the nature of the transactions in which it can engage or assets it may hold or liabilities it may incur.

  Deposits of Matrix Bank are insured by the Savings Association Insurance Fund (SAIF). The U.S. Congress is currently considering a one-time special assessment to recapitalize SAIF. It cannot be determined at this time whether the U.S. Congress will enact such legislation or the amount of such assessment. This assessment, if any, will be recorded upon enactment of the legislation.

  Matrix Financial is subject to examination by various regulatory agencies involved in the mortgage banking industry. Each regulatory agency requires the maintenance of a certain amount of net worth, the most restrictive of which required $1,224,000 at December 31, 1995 and $1,310,000 at June 30, 1996.

11. SHAREHOLDERS' EQUITY

 Common Stock

  The authorized common stock of the Company consists of 50,000,000 shares with a par value of $.0001 per share. There were 3,888,939 shares of common stock outstanding at December 31, 1995 and June 30, 1996. Holders of common stock are entitled to receive dividends when, and if, declared by the board of directors. Each share of common stock entitles the holders thereof to one vote, and cumulative voting is not permitted.

 Preferred Stock

  The authorized preferred stock of the Company consists of 5,000,000 shares with a par value of $.0001 per share. The board of directors is authorized, without further action of the shareholders of the Company, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be superior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges.

                          MATRIX CAPITAL CORPORATION

11. SHAREHOLDERS' EQUITY--(CONTINUED)

 Stock Option Plan

  In 1995, the Company adopted a stock option plan (Plan), which provides for options on up to 375,000 shares of the Company's common stock. These options are available for grant under the Plan to the officers, directors and employees of the Company or any of its affiliates. The Plan is administered by a committee which is presently the board of directors of the Company. The committee has the authority to determine the recipients of grants, the number of shares subject to the grant, and the exercise price of each share subject to the grant. The term of the options shall be ten years.

  During 1995, the Company granted options to purchase 79,500 shares of common stock at an exercise price of $5.13, which are exercisable upon vesting, which is fifty percent at the date of grant and the balance in 1996.

  At December 31, 1995, there were 295,500 shares reserved for future grants under the Plan. For the six months ended June 30, 1996 there were no additional grants under the Plan.

 Restricted Net Assets

  As a result of the regulatory requirements and debt covenants, substantially all of the net assets of the Company are restricted at December 31, 1995 and June 30, 1996.

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

 Leases

  The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases as of December 31, 1995 are approximately as follows:

                                                                  (IN THOUSANDS)
   1996..........................................................     $  579
   1997..........................................................        266
   1998..........................................................        145
   1999..........................................................         13
   2000..........................................................        --
                                                                      ------
                                                                      $1,003
                                                                      ======

  Total rent expense aggregated approximately $383,000, $481,000, and $437,000, for the years ended December 31, 1993, 1994 and 1995, respectively, and $225,000 and $107,000 for the six months ended June 30, 1995 and 1996, respectively.

 Loan Commitments and Hedging

  In the ordinary course of business, the Company makes commitments to originate residential mortgage loans (Pipeline) and holds originated loans until delivery to an investor. Inherent in this business is a risk associated with changes in interest rates and the resulting change in the market value of the Pipeline and funded loans. The Company mitigates this risk through the use of mandatory and nonmandatory forward commitments to sell loans. At December 31, 1995, the Company had $93,133,000 in Pipeline and funded loans offset with mandatory forward commitments of $64,743,000 and nonmandatory forward commitments of $15,267,000. At June 30, 1996, the Company had $95,404,000 in Pipeline and funded loans offset with mandatory forward commitments of $69,652,000 and nonmandatory forward commitments of $19,987,000. The inherent value of the forward commitments is considered in the determination of the lower of cost or market for the Pipeline and funded loans. The Company does not hold any other derivatives at December 31, 1995 or June 30, 1996.

                          MATRIX CAPITAL CORPORATION

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS--(CONTINUED)

 Land Development Commitment

  In June 1996, the Company purchased 154 acres of land for $1.3 million in cash for the purpose of developing residential and multi-family lots in Ft. Lupton, Colorado. As part of the acquisition, the Company entered into a Residential Facilities Development Agreement (Development Agreement) with the City of Ft. Lupton. The Development Agreement is a residential and planned unit development agreement providing for the orderly planning, engineering and development of a golf course and surrounding residential community. The City of Ft. Lupton is responsible for the development of the golf course and the Company is responsible for the development of the surrounding residential lots.

  The Development Agreement sets forth a mandatory obligation on the part of the Company to pay the City of Ft. Lupton pledged enhancement assessments of $600,000. These pledged enhancement assessments require the Company to pay the city a $2,000 fee each time the Company sells a developed residential lot. The Company is obligated to pay a minimum of $60,000 in assessment fees per year beginning in 1998 through 2007.

  The Company also entered into a development management agreement with a local developer to complete the development of the land. The terms of the agreement specify that the Company is to earn a preferred rate of return on its investment and, once the initial amount of its investment has been returned, the remaining profits are split equally. The development management agreement obligates the Company to provide up to an additional $500,000 of funds for development. The Company has no other financial obligations to the developer beyond the $500,000.

 Contingencies

  Matrix Bank has received demands from an investor for repurchase of loans related to a servicing portfolio purchased by Matrix Bank from an unrelated third-party mortgage banker (Seller). The repurchase demand is pursuant to a claim of breach of covenants and warranties by the Seller related to documentation deficiencies in connection with the origination and sale of the loans. In January 1996, Matrix Bank commenced suit against the Seller to recover, among other things, the purchase price paid for certain residential mortgage loans. In connection with the lawsuit and the servicing portfolio at issue, Matrix Bank has full representations and warranties from the Seller. Since the representations and warranties have not been honored by the Seller, Matrix Bank had included a cause of action in the lawsuit seeking to compel the Seller to repurchase the portfolio. Matrix Bank had an accrued liability of approximately $500,000 at December 31, 1995 and $460,000 at June 30, 1996 for the potential loss exposure related to the pending repurchase requests which, in the opinion of management, is adequate for estimated future losses.

  Matrix Financial is a defendant in two lawsuits filed in 1996 that seek class action status, which allege that Matrix Financial breached the terms of plaintiffs' promissory notes and mortgages by imposing certain charges at the time the plaintiffs prepaid their mortgage loans. The plaintiffs seek restitution for such charges and attorney fees, and one lawsuit seeks treble damages. In September 1996, settlement proposals were tendered by the plaintiffs' counsel in both cases, whereby Matrix Financial would pay a settlement payment of not more than $640,000, including attorneys' fees of the plaintiffs, payments to the plaintiff class members and all administrative costs associated with the settlement. The terms of the settlement, however, are being negotiated, and there can be no assurance that either action will be settled on terms acceptable to the Company, or at all. If the negotiations result in a settlement, the Company anticipates that it will establish a reserve in the third quarter of 1996. If a settlement is not reached, management believes that the Company has defenses to these lawsuits; however, no assurance can be given that an adverse judgement will not be rendered or that a judgement, if rendered against the Company, would not have a material adverse affect on the Company's consolidated financial condition, results of operations or cash flows.

                          MATRIX CAPITAL CORPORATION

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS--(CONTINUED)

  The Company and its subsidiaries are parties to various other litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company, if any, with respect to such other pending litigation cannot be estimated with certainty, but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

 Related Party Transactions

  The Company has a note receivable from an affiliate of $750,000 at December 31, 1995 and June 30, 1996, which bears interest at 13 percent and is due October 1, 2000. The note is secured by a secondary lien on the assets of the affiliate. The Company leases office space to the affiliate for approximately $8,500 per month. The lease expires in October 1996, but the Company anticipates that it will be renewed for successive one-year terms.

  At December 31, 1995 and June 30, 1996, the Company had an unsecured loan receivable from a shareholder of approximately $80,000, which bears interest at the prime rate and is due December 31, 1996.

13. DEFINED CONTRIBUTION PLAN

  The Company has a 401(k) defined contribution plan (Plan) covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to 15 percent of such participant's earnings with a maximum of $9,240 in 1995. The Company makes a matching contribution of 25 percent of the participant's total contribution. Matching contributions made by the Company vest in participating employees over a five-year period after the date of the contribution. The cost of the plan approximated $-0-, $46,000 and $61,000 during the years ended December 31, 1993, 1994 and 1995, respectively, and $28,000 and $41,000 for the six months ended June 30, 1995 and 1996, respectively.

14. FINANCIAL INSTRUMENTS

 Off-Balance Sheet Risk and Concentration of Commitments

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of its business. These instruments are commitments to originate or purchase first mortgage loans and forward loan sale commitments (see Note 12) and involve credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

  Commitments to originate or purchase mortgage loans amounted to approximately $45,425,000 at December 31, 1995. Additionally, the Company has a $400,000 commitment to lend funds on a secured basis. The Company plans to fund the commitments in its normal commitment period. The Company evaluates each customer's creditworthiness on a case-by-case basis.

  The Company's credit risks are comprised of the outstanding loans held for sale and loans held for investment as shown in the consolidated balance sheets, and loans sold with recourse aggregating approximately $473,000 and $354,000 at December 31, 1994 and 1995, respectively. The loans are located in the state of New Mexico and throughout the United States and are collateralized primarily by a first mortgage on the property.

                          MATRIX CAPITAL CORPORATION

14. FINANCIAL INSTRUMENTS--(CONTINUED)

 Fair Value of Financial Instruments

  The carrying amounts and estimated fair value of financial instruments at December 31, 1995 are as follows:

                                                              CARRYING   FAIR
                                                               AMOUNT   VALUE
                                                              -------- --------
                                                               (IN THOUSANDS)
   Financial assets:
     Cash.................................................... $  1,381 $  1,381
     Interest earnings deposits..............................    5,586    5,586
     Loans held for sale, net................................  118,989  122,537
     Loans held for investment, net..........................   18,859   19,113
     Federal Home Loan Bank of Dallas stock..................    1,954    1,954
   Financial liabilities:
     Deposits................................................   48,877   49,283
     Custodial escrow balances...............................   27,011   27,011
     Payable for purchase of MSRs............................    1,312    1,312
     Federal Home Loan Bank of Dallas borrowings.............   19,000   19,000
     Borrowed money..........................................   65,093   65,093

  The following methods and assumptions were used by the Company in estimating the fair value of the financial instruments:

  The carrying amounts reported in the balance sheet for cash, interest earnings deposits, Federal Home Loan Bank of Dallas stock, payable for purchase of MSRs, Federal Home Loan Bank of Dallas borrowings, and borrowed money approximate those assets' and liabilities' fair values.

  The fair values of loans are based on quoted market prices where available or outstanding commitments from investors. If quoted market prices are not available, fair values are based on quoted market prices of similar loans sold in securitization transactions, adjusted for differences in loan characteristics. The fair value of forward sale commitments are included in the determination of the fair value of loans held for sale.

  The fair value disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected periodic maturities on time deposits. The component commonly referred to as deposit base intangible, was not estimated at December 31, 1995 and is not considered in the fair value amount. The fair value disclosed for custodial escrow balances liabilities (noninterest checking) is, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).

                          MATRIX CAPITAL CORPORATION

15. ACQUISITION OF MATRIX BANK

  The Company acquired all of the outstanding stock of Matrix Bank in September 1993, for an aggregate purchase price of approximately $2,343,000. The acquisition was accounted for as a purchase and, accordingly, the acquired tangible and identifiable intangible assets and liabilities were recorded at their estimated fair values at the date of acquisition. The operations of Matrix Bank have been included in the consolidated operations of the Company from the date of acquisition.

  The following table sets forth the allocation of the purchase price to the assets acquired and liabilities assumed:

                                                              (IN THOUSANDS)
   Cash and cash equivalents.............................        $ 8,704
   Loans held for sale, net..............................         29,544
   Loans held for investment, net........................         11,985
   Investment in real estate.............................          2,486
   Other assets..........................................          1,836
   Deposits..............................................         49,495
   Borrowed money........................................          1,648
   Other liabilities.....................................          1,069

  The following table sets forth the unaudited pro forma results of operations for 1993 as if the acquisition occurred at the beginning of 1993:

                                                          (IN THOUSANDS, EXCEPT
                                                          PER SHARE INFORMATION)
   Total interest income.................................        $ 4,617
   Net interest income...................................          2,123
   Net income............................................          1,673
   Pro forma earnings per share..........................           0.36

                          MATRIX CAPITAL CORPORATION

16. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

  Condensed financial information of Matrix Capital Corporation (Parent Company) is as follows:

                                   DECEMBER 31
                                 ---------------   JUNE 30
                                  1994    1995      1996
                                 ------- ------- -----------
                                                 (UNAUDITED)
                                       (IN THOUSANDS)
   CONDENSED BALANCE SHEETS
   Assets:
     Cash......................  $   180 $    11   $   654
     Other receivables.........      --      804       829
     Premises and equipment,
      net......................    1,154   1,371     1,408
     Other assets..............      303     515       466
     Investment in and advances
      to subsidiaries..........    8,924  13,853    14,514
                                 ------- -------   -------
       Total assets............  $10,561 $16,554   $17,871
                                 ======= =======   =======
   Liabilities and
    Shareholders' equity:
     Borrowed money(a).........  $ 4,052 $ 6,751   $ 6,738
     Other liabilities.........      833     465       556
                                 ------- -------   -------
       Total liabilities.......    4,885   7,216     7,294
   Shareholders' equity:
     Common stock..............      --      --        --
     Additional paid in
      capital..................    2,525   2,626     2,626
     Retained earnings.........    3,151   6,712     7,951
                                 ------- -------   -------
       Total shareholders'
        equity.................    5,676   9,338    10,577
                                 ------- -------   -------
       Total liabilities and
        shareholders' equity...  $10,561 $16,554   $17,871
                                 ======= =======   =======

- --------
(a) The Parent's borrowed money consists of a note payable to a third-party financial institution secured by common stock of Matrix Bank, note payable to a bank secured by a deed of trust on real estate, senior subordinated notes and a note payable to a third-party financial institution secured by MSRs. The Parent also guarantees the revolving warehouse lines of credit. See Note 7 for additional information regarding the borrowed money.

  As of December 31, 1995, the maturities of the Parent's borrowed money during the next five years and thereafter are as follows:

                                                                  (IN THOUSANDS)
   1996..........................................................     $  438
   1997..........................................................        438
   1998..........................................................      1,232
   1999..........................................................      1,124
   2000..........................................................      1,123
   Thereafter....................................................      2,396
                                                                      ------
                                                                      $6,751
                                                                      ======

                          MATRIX CAPITAL CORPORATION

16. PARENT COMPANY CONDENSED FINANCIAL INFORMATION--(CONTINUED)

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31         JUNE 30,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
                                                               (UNAUDITED)
                                              (IN THOUSANDS)
   CONDENSED STATEMENTS OF
    INCOME
   Income:
     Interest income on loans..  $   --   $   --   $    44  $    --   $     94
     Other.....................      121      472      374       --        (52)
                                 -------  -------  -------  --------  --------
       Total income............      121      472      418       --         42
   Expenses:
     Interest on borrowed
      money....................       26      170      592       199       411
     Compensation and employee
      benefits.................       61      767    1,042       521       539
     Occupancy and equipment...      --        18       92        28       125
     Professional fees.........       51       82      112        33        46
     Other general and
      administrative...........       19       81      704       155        47
                                 -------  -------  -------  --------  --------
       Total expenses..........      157    1,118    2,542       936     1,168
                                 -------  -------  -------  --------  --------
   Loss before income taxes and
    equity in income of
    subsidiaries...............      (36)    (646)  (2,124)     (936)   (1,126)
   Income taxes(b).............      --       --       --        --        --
                                 -------  -------  -------  --------  --------
   Loss before equity in income
    of subsidiaries............      (36)    (646)  (2,124)     (936)   (1,126)
   Equity in income of
    subsidiaries...............    1,742    3,292    5,685     2,490     2,365
                                 -------  -------  -------  --------  --------
   Net income..................  $ 1,706  $ 2,646  $ 3,561  $  1,554  $  1,239
                                 =======  =======  =======  ========  ========

- --------
(b) The Parent's tax sharing agreement with its subsidiaries provides that the subsidiaries will pay the Parent an amount equal to its individual current income tax provision calculated on the basis of the subsidiary filing a separate return. In the event a subsidiary incurs a net operating loss in future periods, the subsidiary will be paid an amount equal to the current income tax refund the subsidiary would be due as a result of carryback of such loss, calculated on the basis of the subsidiary filing a separate return. Accordingly, the parent's condensed statements of income do not include any income tax benefit for the current losses.

                           MATRIX CAPITAL CORPORATION

16. PARENT COMPANY CONDENSED FINANCIAL INFORMATION--(CONTINUED)

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31         JUNE 30,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
                                                               (UNAUDITED)
                                              (IN THOUSANDS)
   CONDENSED STATEMENTS OF CASH
    FLOWS
   Operating activities:
    Net income.................  $ 1,706  $ 2,646  $ 3,561  $  1,554  $  1,239
    Adjustments to reconcile
     net income to net cash
     provided (used) by
     operating activities:
     Equity in income of
      subsidiaries.............   (1,742)  (3,292)  (5,685)   (2,490)   (2,365)
     Dividend from
      subsidiaries.............    1,304    1,368    2,207     1,200     1,216
     Depreciation and
      amortization.............      --         5       34         4        23
     Increase (decrease) in
      other liabilities........      423      410     (368)     (432)       91
     (Increase) decrease in
      other receivables and
      other assets.............     (102)    (202)  (1,016)      (93)       25
     Noncash compensation
      expense..................       43      --       101       101       --
                                 -------  -------  -------  --------  --------
   Net cash provided (used)
    by operating activities....    1,632      935   (1,166)     (156)      229
   Investing activities:
    Purchases of premises and
     equipment.................      --    (1,159)    (251)       (8)      (60)
    Investment in and advances
     to subsidiaries...........   (3,288)  (1,904)  (1,451)       47       488
                                 -------  -------  -------  --------  --------
   Net cash provided (used) by
    investing activities.......   (3,288)  (3,063)  (1,702)       39       428
   Financing activities:
    Repayments of notes
     payable...................      --      (185)  (1,133)      (60)      (14)
    Proceeds from notes
     payable...................    1,750    2,487      922       --        --
    Proceeds from senior
     subordinated notes........      --       --     2,910       --        --
    Dividends paid on common
     stock.....................      (88)     --       --        --        --
                                 -------  -------  -------  --------  --------
   Net cash provided (used) by
    financing activities.......    1,662    2,302    2,699       (60)      (14)
                                 -------  -------  -------  --------  --------
   Increase (decrease) in cash
    and cash equivalents.......        6      174     (169)     (177)      643
   Cash and cash equivalents at
    beginning of period........      --         6      180       180        11
                                 -------  -------  -------  --------  --------
   Cash and cash equivalents at
    end of period..............  $     6  $   180  $    11  $      3  $    654
                                 =======  =======  =======  ========  ========

                          MATRIX CAPITAL CORPORATION

17. SUBSEQUENT EVENTS

 Stock Split

  On September 19, 1996, the Company's board of directors increased the authorized number of shares of common stock, declared a 3.75-for-one stock split of the common stock effected as a dividend that was declared and paid on September 19, 1996, and made conforming adjustments on the terms of all outstanding common stock equivalents. All shares and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect these actions.

 Stock Option Plan

  In September 1996, the board of directors and shareholders adopted the 1996 Stock Option Plan, which amended and restated the Company's stock option plan adopted in 1995. Substantially all of the Company's full-time employees and directors are eligible for grants of stock options under the terms of the 1996 Stock Option Plan.

  The 1996 Stock Option Plan authorizes the granting of incentive stock options ("Incentive Options") and nonqualified stock options ("Nonqualified Options") to purchase common stock to eligible persons. A total of 525,000 shares of common stock are authorized for sale upon exercise of options granted under the 1996 Stock Option Plan. The 1996 Stock Option Plan is currently administered by the compensation committee (administrator) of the board of directors. The 1996 Stock Option Plan provides for adjustments to the number of shares and to the exercise price of outstanding options in the event of a declaration of stock dividend or any recapitalization resulting in a stock split-up, combination or exchange of shares of common stock.

  No Incentive Option may be granted with an exercise price per share less than the fair market value of the common stock at the date of grant. The Nonqualified Options may be granted with any exercise price determined by the administrator of the 1996 Stock Option Plan. The expiration date of an option is determined by the administrator at the time of the grant, but in no event may an option be exercisable after the expiration of 10 years from the date of grant of the option.

  The 1996 Stock Option Plan further provides that in most instances an option must be exercised by the optionee within 30 days after the termination of the consulting contract between such consultant and the Company or termination of optionee's employment with the Company, as the case may be, if and to the extent such option was exercisable on the date of such termination.

 Employee Stock Purchase Plan

  In September 1996, the board of directors and shareholders adopted the Matrix Capital Corporation Employee Stock Purchase Plan ("Purchase Plan") and reserved 125,000 shares of common stock ("ESPP Shares") for issuance thereunder. The Purchase Plan will become effective upon consummation of the proposed public offering. The price at which ESPP Shares are sold under the Purchase Plan is 85 percent of the lower of the fair market value per share of common stock on the enrollment or the purchase date.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dona Ana Savings and Loan Association, F.A.
Las Cruces, New Mexico

  We have audited the accompanying consolidated statement of operations of Dona Ana Savings and Loan Association, F.A. (the "Association") for the year ended December 31, 1992. This statement of operations is the responsibility of the Association's management. Our responsibility is to express an opinion on this statement of operations based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of operations is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of operations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of operation presentation. We believe that our audit provides a reasonable basis for our opinion.

  As discussed in Note 9 to the financial statement, there is a significant risk that the December 31, 1992 Thrift Financial Report submitted to the Office of Thrift Supervision has been misstated. Accordingly, there is uncertainty as to whether, or not, the Association met the capital requirements imposed by FIRREA at December 31, 1992.

  In our opinion, the consolidated statement of operations referred to above presents fairly, in all material respects, the results of operations of Dona Ana Savings and Loan Association, F.A. for the year ended December 31, 1992, in conformity with generally accepted accounting principles.

                                          /s/ KRIEGEL & CO., LTD.

Las Cruces, New Mexico
March 18, 1993

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1992

INTEREST INCOME
First mortgage loans............................................... $ 3,979,078
Other loans........................................................     746,402
Investments........................................................     275,993
                                                                    -----------
  Total investment income..........................................   5,001,473
                                                                    -----------
COST OF MONEY
Interest on NOW accounts...........................................     383,170
Interest on savings deposits.......................................      94,434
Interest on time deposits..........................................   2,384,134
Interest on borrowings.............................................       1,875
                                                                    -----------
  Total cost of money..............................................   2,863,613
                                                                    -----------
  Net interest income..............................................   2,137,860
Provision for losses...............................................    (161,287)
  Net interest income after provision for loan losses..............   1,976,573
NON-INTEREST INCOME AND (EXPENSE)
Other income, net..................................................     230,200
Loan fees and service charges......................................     121,846
Plaza operating revenues...........................................     160,240
Plaza operating expenses...........................................    (358,350)
                                                                    -----------
  Total other income (expense).....................................     153,936
                                                                    -----------
GENERAL AND ADMINISTRATIVE EXPENSES
Compensation and benefits..........................................     665,137
Occupancy and equipment............................................     424,557
FDIC insurance premium.............................................     131,159
Other..............................................................     202,974
                                                                    -----------
  Total general and administrative expenses........................   1,423,827
                                                                    -----------
  Net income before minority interest and income taxes.............     706,682
Minority interest in net loss of subsidiary........................      20,418
                                                                    -----------
  Net income before income taxes...................................     727,100
PROVISION FOR INCOME TAXES
Current............................................................     250,140
Deferred...........................................................         --
                                                                    -----------
NET INCOME......................................................... $   476,960
                                                                    ===========
EARNINGS PER SHARE OF COMMON STOCK................................. $     10.60
                                                                    ===========

   The Notes to Consolidated Financial Statement are an integral part of this statement.

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1992

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principals of Consolidation

  The accompanying consolidated financial statement include the accounts of Dona Ana Savings and Loan Association, F.A. (the "Association"), its wholly owned subsidiaries; DASALCO Corporation ("DASALCO"), and Dona Ana Savings Office Plaza, Ltd., a partnership effectively controlled by the Association. All significant intercompany balances and transactions between the Association and its subsidiaries have been eliminated.

 Investment Securities

  Investment securities are carried at cost, adjusted for amortization of premium and discounts that are recognized in interest income using the interest method over the period to maturity.

  Gains and losses on the sale of investment securities are determined using the specific identification method.

 Loans Receivable

  Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method.

  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Association's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

  Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

 Loan-Origination Fees, Commitment Fees, and Related Costs

  Loan fees received are accounted for in accordance with FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, on a loan-by-loan basis. Commitment fees and costs relating to commitments, the likelihood of exercise of which is remote, are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

 Real Estate Held for Investment and Foreclosed Real Estate

  Real Estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the cost basis established at the time of foreclosure (defined as the lower of the fair value of the property or the recorded investment in the loan at the date of foreclosure) or current fair value, less selling costs. Real estate properties held for investment are carried at the lower of cost, including cost of improvements and amenities

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

incurred subsequent to acquisition, or net realizable value. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. The portion of interest costs relating to the development of real estate is capitalized.

  Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

 Premises and Equipment

  Buildings, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The useful lives of depreciable assets are summarized as follows:

   Buildings and improvements....................................... 10-40 years
   Furniture and equipment..........................................  3-10 years

 Income Taxes

  The Company files consolidated income tax returns with its subsidiary, DASALCO. Income tax expense (benefit) is allocated to each entity based on its respective share of taxable income (loss).

  Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statement and those reported for income tax purposes. The differences relate principally to depreciation of office buildings and equipment and provision for loan losses.

  Regulatory authorities require stock savings and loan associations to appropriate a portion of earnings to general reserves and to retain the reserves as a protection for depositors. Provisions of the United States Internal Revenue Code permit a savings and loan association to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This annual addition permitted by the Code generally differs significantly from bad debt experience upon which determination of pretax accounting income is based. Thus taxable income and pretax accounting income of the Association will differ.

  If certain conditions are met, savings and loan associations, in determining taxable income, are allowed special bad debt deductions based on specific experience formulas or on a percentage (8%) of taxable income before such deductions. If the amounts that qualify as deductions for Federal income tax purposes are later used for purposes other than bad debt losses including distributions in liquidation, they will be subject to Federal income tax at the then current rate.

 Classification of Leases and Revenue Recognition

  DASALCO's leases are classified as direct financing leases where there are bargain purchase options, the collectability of the payments required from the lessees are reasonably predictable, and no important uncertainties exist for unreimbursable costs yet to be incurred by the lessor under the lease. The lease terms range from one to five years.

  The difference between the total amount to be received from the lease and the cost of the property (including initial direct costs) is recorded as unearned interest income which is amortized to income over the lease term using the rate of interest implicit in the lease as the discount rate.

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Additionally, the unguaranteed residual values and investment tax credit are recorded as unearned income and are amortized using the same method as for unearned interest income.

  For income tax purposes the leases are treated as operating leases whereby the equipment leased is depreciated and the lease payments are treated as rental income. The difference between the tax method and the financial reporting method of accounting results in deferred taxes. DASALCO Corporation filed a consolidated return with its parent corporation, Dona Ana Savings and Loan Association, F.A. for the year ended 1992.

  The Association is the general partner and a limited partner in Dona Ana Savings Office Plaza Limited Partnership (the "Partnership"). The partnership was formed for the purpose of constructing and leasing office space to the Association and third parties. The Association owns 58.03 percent interest as general partner and 19.13 percent as a limited partner at December 31, 1992.

  Rental income is recognized by the Partnership as it is earned using the accrual basis of accounting. Expenses are recognized when the liability is actually incurred. Rental expense paid by the Association for office space, to the Partnership, was $168,275 during 1992. These intercompany transactions have been eliminated upon consolidation.

 Earnings Per Share

  Earnings per share have been computed on the basis of the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding was 45,000, in 1992.

NOTE 2. REAL ESTATE HELD FOR INVESTMENT

  Depreciation expense on rental buildings was $9,166 for 1992.

NOTE 3. PREMISES AND EQUIPMENT

  Depreciation expense on premises and equipment for 1992 was $120,072.

NOTE 4. INVESTMENT IN K-SCALE

  K-Scale was organized on March 11, 1988. The Organization's investment in K-Scale is recorded on the equity basis. DASALCO owns a 10% interest in K-Scale voting stock. Additionally, DASALCO holds a note receivable from K-Scale in the amount of $208,000 at December 31, 1992. Further, the Organization has representation on the K-Scale Board of Directors. Consequently, DASALCO has the ability to exercise significant influence over operating and financial policies of K-Scale.

  Condensed financial information, as of December 31, 1992, is summarized as follows:

                                                           EQUITY
                                              COMMON     IN INCOME
                                              STOCK-    (LOSSES) FOR INVESTMENT
                     K-SCALES'   K-SCALES'    HOLDERS    YEAR ENDED  IN K-SCALE
                       ASSETS   LIABILITIES   EQUITY       12/31       12/31
                     ---------- ----------- ----------- ------------ ----------
   1992............. $1,244,427  $ 230,793  $ 1,013,634   $ 22,059   $ 101,363
                     ==========  =========  ===========   ========   =========

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 5. DEPOSITS

  Interest expense on deposits for the year ended December 31, 1992 is summarized as follows:

   Passbook Savings................................................ $    94,434
   NOW Accounts....................................................     383,171
   IRA Accounts....................................................     178,914
   Certificates of Deposit.........................................   1,427,521
   Jumbo Certificates of Deposit...................................     788,956
                                                                    -----------
                                                                      2,872,996
   Less penalties on early withdrawal..............................     (11,258)
                                                                    -----------
                                                                    $ 2,861,738
                                                                    ===========

NOTE 6. BORROWED FUNDS

  Pursuant to collateral agreements with the Federal Home Loan Bank (FHLB) advances are secured by all stock in the FHLB and qualifying first mortgage loans.

  Interest expense on advances from the FHLB for the year ended December 31, 1992 is $ 1,875.

NOTE 7. INCOME TAXES

  The Association and its wholly owned subsidiary file consolidated Federal income tax returns on a calendar-year basis. If certain conditions are met in determining taxable income, the Association is allowed a special bad-debt deduction based on a percentage of taxable income (presently 8 percent) or on specified experience formulas. The Association used the percentage-of-taxable-income method in 1992.

  The current and deferred components of income tax expense are summarized as follows at December 31, 1992.

   Current
   Federal............................................................ $ 221,081
   State..............................................................    29,059
   Deferred...........................................................       --
                                                                       ---------
                                                                       $ 250,140
                                                                       =========

  Total income tax expense differed from the amounts computed by applying the marginal United States Federal corporate income tax rate of 34% in 1992 to income before income taxes as a result of the following:

   Expected income tax expense at Federal tax rate................... $ 247,214
   FHLB dividends....................................................    (8,364)
   K-Scale net income................................................    (7,500)
   State taxes.......................................................    (9,880)
   Other.............................................................      (389)
                                                                      ---------
     Total Federal income tax expense................................ $ 221,081
                                                                      =========

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 7. INCOME TAXES--(CONTINUED)

  For the year ended December 31, 1992 deferred tax expense (benefit) results from timing differences in recognition of income and expense for tax and financial reporting purposes. The sources and tax effects of these timing differences are as follows:

   Provisions for loan losses........................................ $(28,315)
   Depreciation......................................................   14,144
   DASALCO--Capital vs. operating leases.............................   (1,482)
   Other.............................................................   16,210

  The current and deferred components of income tax expense are allocated as follows:

                                                ASSOCIATION DASALCO CONSOLIDATED
                                                ----------- ------- ------------
   Current expense.............................  $240,940   $9,200    $250,140
   Deferred expense............................       --       --          --
                                                 --------   ------    --------
   Provision...................................  $240,940   $9,200    $250,140
                                                 ========   ======    ========

  The Financial Accounting Standards Board (FASB) issued Statement No. 109 Accounting for Income Taxes issued in February 1992. Statement 109 supersedes FASB Statement No. 96, Accounting for Income Taxes, issued in December 1987. These statements change the method of computing deferred income taxes from a deferred income to a liability approach. The Association has elected to defer the implementation of Statement 109, which must be adopted no later than 1993. The effect of the change on the Association's financial position and the results of operations cannot presently be determined.

NOTE 8. FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT (FIRREA) OF 1989

  FIRREA was signed into law on August 9, 1989; regulations for savings institutions' minimum--capital requirements went into effect on December 7, 1989. In addition to the capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions, including a new deposit insurance system, increased deposit insurance premiums, and restricted investment activities with respect to non-investment-grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets needed to qualify as a savings institution.

  Certain features of the new capital regulations and their administration have not been made final. However, the regulations require institutions to have minimum regulatory tangible capital equal to 1.5 percent of total assets, 4 to 5 percent leverage capital ratio, and, for December 31, 1992, a 8.0 percent risk-based capital ratio. The ability to include qualifying supervisory goodwill for purposes of the leverage-capital-ratio requirement will be phased out by January 1, 1995. Additionally, the risk-based capital-ratio requirement has been increased to 7.20 percent on December 31, 1990, and to 8.0 percent on December 31, 1992.

  The Institution, at December 31, 1992, meets the regulatory-tangible-capital, the core-capital requirements, and the risk-based capital requirement of 8.00 percent of total risk-adjusted assets, as defined by FIRREA. At December 31, 1992, the institution's unaudited regulatory tangible capital was $2,807,000, or 4.64 percent of total assets; core capital was $2,807,000, or
4.64 percent of total assets; and risk-based capital was $3,080,000, or 8.81 percent of total risk-adjusted assets, as defined by FIRREA.

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 8. FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT (FIRREA) OF 1989--(CONTINUED)

  The following is a reconciliation of GAAP capital to regulatory capital at December 31, 1992:

                                                      UNAUDITED--REGULATORY
                                                     -------------------------
                                                              (000'S)
                                             GAAP    TANGIBLE  CORE     TOTAL
                                            CAPITAL  CAPITAL  CAPITAL  CAPITAL
                                            -------  -------- -------  -------
GAAP capital, before adjustments........... $2,625
AUDIT ADJUSTMENTS:
Income tax expense.........................    (21)
Other......................................     22
                                            ------
GAAP capital, as adjusted.................. $2,626    $2,626  $2,626   $2,626
                                            ======
Nonallowable equity investments............              (61)    (61)     (61)
Minority interest in consolidated subsidi-
 ary.......................................              242     242      242
ADDITIONAL CAPITAL ITEMS:
General valuation allowance--limited.......              --      --       441
Nonincludable assets.......................              --      --      (168)
                                                      ------  ------   ------
Regulatory capital--computed...............            2,807   2,807    3,080
Minimum capital--requirement...............              908   1,816    2,796
                                                      ------  ------   ------
Regulatory capital--excess.................           $2,807  $2,807   $3,080
                                                      ======  ======   ======

NOTE 9. UNCERTAINTIES

  The Association has been unable to provide detailed trial balances which support certain key figures on the December 31, 1992 quarterly Thrift Financial Report (TFR), which has been submitted to the Office of Thrift Supervision. At the date of this report, there is substantial uncertainty that the TFR is correctly stated. Further, it is not determinable what action the regulatory oversight agencies might take against the Association for such reporting deficiencies. Finally, it is uncertain as to whether or not the Association will meet its risk based capital requirement at December 31, 1992 if the fourth quarter TFR is restated.

NOTE 10. RELATED PARTY TRANSACTIONS

  Sunbelt (predecessor of DASALCO and Amigo) and George Bowles invested in an organization, Rand of Phoenix, now bankrupt under Chapter 11. Out of Rand of Phoenix, DASALCO (Sunbelt) and George Bowles took assets to operate as K-Scale. A priority dispute with the two investors went to trial March 20, 1989. An agreed settlement was entered into and the trial was discontinued.

  In an agreement dated March 31, 1989 between K-Scale as buyer and Bowles Trust and DASALCO Corporation as sellers, Bowles and DASALCO agreed to trade to K-Scale and K-Scale agreed to trade from Bowles and DASALCO certain assets for a gross purchase valuation of $800,000 to be paid within five years. Mahon (K-Scale manager and shareholder) has agreed to secure the obligation of K-Scale by pledging 600,000 shares of K-Scale stock to a voting trust to be voted by Bowles and DASALCO until payment has been made in full. In November of 1991, K-Scale paid off the portion of the receivable due to Bowles. DASALCO agreed to accept a promissory note, secured by the pledged stock and UCC-1 forms on all of the assets of K-Scale, as payment in full for their portion of the receivable. At this time, the voting trust was dissolved.

  The note balance is $208,000, as of December 31, 1992 with an interest rate of prime plus 2% and required principal payments of at least $50,000 plus interest annually. The note will mature in 1999.

                  DONA ANA SAVINGS AND LOAN ASSOCIATION, F.A.

NOTE 10. RELATED PARTY TRANSACTIONS--(CONTINUED)

  Mortgage loans outstanding at December 31, 1992 to officers of the Association were approximately $200,600.

  Other loans outstanding to family members of the Chairman of the Board of the Association were approximately $1,066,400 at December 31, 1992.

  The Association leases its office facilities from Dona Ana Savings Office Plaza, Ltd. (the "Plaza"), a limited partnership, which is substantially controlled by the Association (see Note 1, Principals of Consolidation). The operating lease agreement calls for monthly payments of approximately $14,000. Annual rental expense paid by the Association to the Plaza was $168,275 for 1992.

  Additionally, the Plaza pays land rent, management fees, and accounting fees to the Association, summarized for 1992 as follows:

   Land rent........................................................... $ 24,000
   Management fees.....................................................   13,500
   Accounting fees.....................................................    1,200

  At December 31, 1992, the Plaza owed the Association $13,215 for expenses incurred by the Association on behalf of the Plaza.

  All inter-company transactions have been properly eliminated at December 31, 1992.

NOTE 11. EVENT SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITORS' REPORT (UNAUDITED)

  Matrix Capital Corporation acquired Dona Ana Savings and Loan Association on September 23, 1993. There was no action taken by the Office of Thrift Supervision related to the uncertainty disclosed in Note 9 that affected the acquisition of Dona Ana Savings and Loan Association. As part of the acquisition, Matrix Capital Corporation injected sufficient capital for Dona Ana Savings and Loan Association to meet all of its capital requirements.

No dealer, salesperson or any other person has been authorized to give any in-formation or to make any representation not made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction where such an offer or solicitation is not authorized, or in which the person making such offer of solicitation is not qualified to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, un-der any circumstances, create an implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date of this Prospectus.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial and Operating Information................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  43
Regulation and Supervision...............................................  59
Management...............................................................  68
Certain Relationships and Related Transactions...........................  77
Principal Shareholders...................................................  78
Description of Capital Stock.............................................  79
Shares Eligible for Future Sale..........................................  80
Underwriting.............................................................  82
Legal Matters............................................................  83
Experts..................................................................  83
Additional Information...................................................  84
Index to Financial Statements............................................ F-1

                               ----------------

Until    , 1996 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the securities offered hereby, whether or not partici-pating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.





                               1,750,000 Shares


               [LOGO OF MATRIX CAPITAL CORPORATION APPEARS HERE]


                                 Common Stock



                               ----------------

                                  PROSPECTUS

                               ----------------



                              Piper Jaffray inc.

                              Keefe, Bruyette &
                                 Woods, Inc.

                          Peacock, Hislop, Staley &
                                 Given, Inc.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

   Securities and Exchange Commission registration fee............... $  7,635
   NASD filing fee...................................................    2,398
   Nasdaq National Market listing fee................................   30,972
   Printing and engraving costs......................................  125,000*
   Legal fees and expenses...........................................  125,000*
   Accounting fees and expenses......................................   50,000*
   Blue Sky fees and expenses........................................   15,000*
   Registrar and Transfer Agent's fees...............................    5,000*
   Miscellaneous.....................................................   88,995*
                                                                      --------
     Total........................................................... $450,000*
                                                                      ========

- --------
*  Estimated

  The Company will pay all of such expenses to be incurred in connection with the issuance and distribution of the securities registered hereby.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY FOR MONETARY DAMAGES

  (a) The Articles of Incorporation of the Registrant, together with its Bylaws, provide that the Registrant shall indemnify officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by law. The laws of the State of Colorado permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

  (b) The Registrant has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Colorado. Under the Registrant's Articles of Incorporation, and as permitted by the laws of the State of Colorado, a director is not liable to the Registrant or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intention misconduct or a knowing violation of the law, (iii) any transaction from which the director directly or indirectly derived an improper personal benefit, or (iv) the payment of any unlawful distribution.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following sets forth information as of July 15, 1996 regarding all sales of unregistered securities of the Registrant during the past three years. In connection with each of these transactions, the shares were sold to a limited number of persons, such persons were provided access to all relevant information regarding the Registrant and/or represented to the Registrant that they were "sophisticated" investors, and such persons represented to the Registrant that the shares were purchased for investment purposes only and not with a view toward distribution. Each such issuance was made in reliance on
Section 4(2) of the Securities Act of 1933, as amended.

  On January 1, 1995, David W. Kloos was issued an aggregate of 138,938 shares of Common Stock by the Company in consideration of past services rendered.

  On January 1, 1995, Thomas J. Osselaer was granted options by the Company to purchase an aggregate of 79,500 shares of Common Stock at an exercise price of $5.13 per share.

  On August 1, 1995, the Registrant issued an aggregate of $2,910,000 in principal amount of its 13% Senior Subordinated Notes to approximately 35 individuals, trusts, corporations and other business entities. Such notes were issued for cash at face value.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  1++   Form of Underwriting Agreement
  3.1*  Form of Amended and Restated Articles of Incorporation of the
         Registrant
  3.2*  Form of Bylaws, as amended, of the Registrant
  4.1*  Specimen certificate for Common Stock of the Registrant
  4.2*  Form of Amended and Restated 1996 Stock Option Plan
  4.3*  Form of Employee Stock Purchase Plan
  4.4++ Form of Common Stock Purchase Warrant by and between the Registrant and
         Piper Jaffray Inc.
  4.5++ Form of Common Stock Purchase Warrant by and between the Registrant and
         Keefe, Bruyette & Woods, Inc.
  5++   Opinion of Jenkens & Gilchrist, a Professional Corporation, with respect to the legality of the securities being registered
 10.1+  Note and Agency Agreement, dated as of August 1, 1995, by and between the Registrant and PHS Mortgage, Inc., as agent
 10.2+  First Amendment to Note and Agency Agreement, dated as of August 2,
         1995, by and between the Registrant and PHS Mortgage, Inc., as agent
 10.3+  Form of 13% Senior Subordinated Note
 10.4+  Executive Employment Agreement, dated as of January 1, 1996, by and between the Registrant and David Kloos
 10.5+  Employment Agreement, dated as of January 1, 1995, between Matrix
         Capital Bank and Gary Lenzo and as amended January 1, 1996
 10.6+  Loan Agreement, dated as of October 2, 1995, by and between Matrix
         Diversified, Inc. and the Registrant
 10.7+  Revolving Subordinated Loan Agreement, dated as of January 2, 1996, by and between Matrix Financial Services Corporation and the Registrant
 10.8+  Multiple Advance Term Loan Agreement, dated as of June 27, 1994, by and between Matrix Capital Corporation and CorTrust Bank
 10.9+  Multiple Advance Fixed Rate Term Loan Promissory Note, dated as of June
         30, 1994, from Matrix Capital Corporation, as maker, to CorTrust Bank, as payee
 10.10+ Multiple Advance Variable Rate Term Loan Promissory Note, dated as of
         October 19, 1994, from Matrix Capital Corporation, as maker, to
         CorTrust Bank, as payee
 10.11+ Mortgage Loan Purchase and Servicing Agreement, dated as of August 1,
         1993, by and between Argo Federal Savings Bank, FSB, and Matrix
         Financial Services Corporation
 10.12+ Loan Agreement, dated as of July 12, 1995, by and between Matrix
         Financial Services Corporation, Bank One, Texas, N.A., as agent, and certain lenders, as lenders

 10.13+ First Amendment to Loan Agreement, dated as of August 30, 1995, by and between Matrix Financial Services Corporation, Bank One, Texas, N.A., as agent, and certain lenders, as lenders
 10.14+ Second Amendment to Loan Agreement, dated as of January 2, 1996, by and between Matrix Financial Services Corporation, Bank One, Texas, N.A., as agent, and certain lenders, as lenders
 10.15+ Third Amendment to Loan Agreement, dated as of March 13, 1996, by and between Matrix Financial Services Corporation, Bank One, Texas, N.A., as agent, and certain lenders, as lenders
 10.16+ Fourth Amendment to Loan Agreement, dated as of July 10, 1996, by and between Matrix Financial Services corporation, Bank One, Texas, N.A., as agent, and certain lenders, as lenders
 10.17+ Warehouse Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Bank One, Texas, N.A., as payee
 10.18+ Warehouse Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Coastal Banc SSB, as payee
 10.19+ Swing Note, dated as of July 10, 1996, from Matrix Financial Services
         Corporation, as maker, to Bank One, Texas, N.A., as payee
 10.20+ Receivables Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Coastal Banc SSB, as payee
 10.21+ Participations Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Bank One, Texas, N.A., as payee
 10.22+ Term-Line Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Bank One, Texas, N.A., as payee
 10.23+ Term-Line Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Coastal Bank SSB, as payee
 10.24+ Receivable Notes, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as maker, to Bank One, Texas, N.A., as payee
 10.25+ Participations Note, dated as of July 10, 1996, from Matrix Financial
         Services Corporation, as Maker, to Coastal Bank SSB, as payee
 10.26+ Guaranty, dated as of July 12, 1995, from the Registrant to Bank One,
         Texas, N.A.
 10.27+ Mortgage Loan Repurchase Agreement, dated as of March 30, 1995, by and between PaineWebber Real Estate Securities, Inc. and Matrix Financial
         Services Corporation
 10.28+ Loan Servicing Rights Purchase and Sale Agreement, dated as of February
         28, 1994, by and between Matrix Financial Services Corporation and
         CorTrust Bank F.S.B.
 10.29+ Multiple Advance Fixed Rate Term Loan Promissory Note, dated as of
         October 19, 1994, from Matrix Capital Corporation, as maker, to
         CorTrust, as payee
 10.30+ Assignment and Assumption Agreement, dated as of June 28, 1996, by and among Mariano C. DeCola, William M. Howdon, R. James Nicholson and
         Matrix Funding Corp.
 10.31+ Development Management Agreement, dated as of June 28, 1996, by and among Matrix Funding Corp. and Nicholson Enterprises, Inc.
 10.32+ Assignment and Assumption of PUD Agreement, dated as of June 28, 1996, by and among Fort Lupton, L.L.C. and Matrix Funding Corp.
 10.33+ Lease, dated as of October 1, 1995, by and between the Registrant and
         Matrix Financial Services Corporation
 10.34+ Lease, dated as of October 1, 1995, by and between the Registrant and
         Creative Networks, LLC
 10.35+ Promissory Note, dated as of December 31, 1995, from D. Mark Spencer, as maker, to the Registrant, as payee

 10.36+ Fort Lupton Golf Course Residential and Planned Unit Development
         Agreement, dated as of November 28, 1995
 10.37+ Loan Agreement, dated as of December 10, 1994, by and between the
         Registrant and Bankers' Bank of the West
 10.38+ Continuing Guaranty of D. Mark Spencer, dated as of December 10, 1994
 10.39+ Continuing Guaranty of Richard V. Schmitz, dated as of December 10,
         1994
 10.40+ Continuing Guaranty of Guy A. Gibson, dated as of December 10, 1994
 10.41+ Loan Agreement, dated as of June 21, 1996, by and between Matrix
         Funding Corporation and The First Security Bank
 10.42+ Loan Agreement, dated as of June 29, 1995, by and between the
         Registrant and Bank One, Arizona, N.A.
 10.43+ Promissory Note, dated as of June 29, 1995, from the Registrant to Bank
         One, Arizona, N.A.
 10.44+ Deed of Trust, Assignment of Rents, Security Agreement and Fixture
         Filing, dated as of June 29, 1995, from the Registrant to Arizona
         Trust Deed Corporation, as trustee
 10.45+ Loan Agreement, dated as of July 10, 1992, by and between American
         Strategic Income Portfolio Inc. and Matrix Financial Services
         Corporation
 10.46+ Promissory Note, dated as of July 10, 1992, by Matrix Financial
         Services Corporation, as maker, to American Strategic Income
         Portfolio, Inc., as payee
 11+    Statement regarding computation of per share earnings
 21+    Subsidiaries of the Registrant
 23.1*  Consent of Ernst & Young LLP
 23.2*  Consent of Kriegel & Co., Ltd.
 23.3++ Consent of Jenkens & Gilchrist, a Professional Corporation (included in
         Exhibit 5)
 24+    Power of Attorney
 27+    Financial Data Schedule

  (b) Financial Statement Schedules

  Not applicable.
- --------

*  Filed herewith.

+  Previously filed.

++ To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THE 26TH DAY OF SEPTEMBER, 1996.

                                          Matrix Capital Corporation

                                                     /s/ Guy A. Gibson
                                          By: ----------------------------------
                                            GUY A. GIBSON, President and Chief
                                                     Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE
              ---------                        -----                 ----
          /s/ Guy A. Gibson            President, Chief       September 26, 1996
- -------------------------------------   Executive Officer,
            Guy A. Gibson               and Director
                                        (Principal
                                        Executive Officer)

                  *                    Chairman of the        September 26, 1996
- -------------------------------------   Board
         Richard V. Schmitz

                  *
- -------------------------------------  Vice Chairman of the   September 26, 1996
          D. Mark Spencer               Board


               *                       Senior Vice            September 26, 1996
- -------------------------------------   President, Chief
           David W. Kloos               Financial Officer,
                                        and Director
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director               September 26, 1996
- -------------------------------------
        Thomas M. Piercy

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----
                                        Director              September 26, 1996
               *
- -------------------------------------
            Stephen Skiba


         /s/ David A. Frank
- -------------------------------------   Director              September 26, 1996
         David A. Frank

- --------

     *By: /s/ Guy A. Gibson
- -------------------------------------
Guy A. Gibson, Attorney-in-Fact
